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Index to consolidated financial statements

As filed with the Securities and Exchange Commission on November 16, 2009

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hirschfeld Industries, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3440 (Primary Standard Industrial Classification Code Number)	80-0494070 (I.R.S. Employer Identification Number)

112 West 29th Street
San Angelo, Texas 76903
Telephone: (325) 486-4201
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Dennis C. Hirschfeld
Hirschfeld Industries, Inc.
112 West 29th Street
San Angelo, Texas 76903
Telephone: (325) 486-4201
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Ronald J. Lieberman Gregory J. Schmitt Hunton & Williams LLP Bank of America Plaza, Suite 4100 600 Peachtree Street, N.E. Atlanta, Georgia 30308-2216 Telephone: (404) 888-4000 Fax: (404) 602-9055	Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 Telephone: (650) 752-2000 Fax: (650) 752-2111

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, par value $0.01 per share	$150,000,000.00	$8,370.00

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated November 16, 2009

Prospectus

                  shares

Common stock

This is an initial public offering of shares of common stock by Hirschfeld Industries, Inc. We are selling                  shares of common stock. The selling stockholders included in this prospectus are selling an additional                  shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The estimated initial public offering price of our common stock is between $                  and $                  per share.

Prior to this offering, there has been no market for our common stock. We intend to list our common stock on the New York Stock Exchange under the symbol "HSFD."

	Per share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an additional                  shares of common stock from them at the initial public offering price, less underwriting discounts, to cover over-allotments, if any.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	Baird
Jefferies & Company	BB&T Capital Markets

                           , 2009

You should rely only on the information contained in this prospectus. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Trademarks and trade names used in this prospectus are the property of their respective owners. We have utilized the ® symbol in "Business—Intellectual property" in this prospectus for each brand to indicate registered marks.

Market data and other statistical information used throughout this prospectus are based upon independent industry publications, government publications and other published information from third-party sources that we believe are reliable. None of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request and, except as we deemed necessary, we have not sought or obtained the consent from any of these sources to include their data in this prospectus.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risks of investing in our common stock discussed under "Risk factors" and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

Unless otherwise specified and as the context requires, references to "Hirschfeld," "our company," "we," "us" and "our" refer to (i) Hirschfeld, Inc., a Texas corporation, and its consolidated subsidiaries for periods prior to April 27, 2006, (ii) Hirschfeld Holdings LP, a Texas limited partnership, and its consolidated subsidiaries for periods from April 27, 2006 until the completion of our reorganization, which will occur immediately prior to completion of this offering, and (iii) Hirschfeld Industries, Inc., a Delaware corporation, and its consolidated subsidiaries as of and after the completion of our reorganization. We refer to Insight Equity Holdings LLC as "Insight Equity" or our "equity sponsor" and, together with members of the Hirschfeld family and others who hold interests in Hirschfeld Holdings LP, in each case either directly or through intermediaries, as our "existing owners."

Our company

We are a leading integrated provider of highly-engineered steel components for infrastructure applications. With strategically located operations in the high-growth southwestern and southeastern regions of the United States, we serve a wide range of attractive markets, including bridge, renewable, nuclear and traditional energy, and general industrial and commercial construction.

We provide safety-critical, highly-engineered structural steel components that must be manufactured to precise specifications and meet stringent quality standards. Our products typically are critical elements in the project completion timeline and often account for a substantial portion of the total materials cost of a project. We are one of only a select group of companies that maintains the substantial scale, project management capabilities, fabrication expertise and quality control required to provide coordinated manufacturing and delivery of complex steel components to project sites in an efficient and timely manner.

Our long-standing relationships extend beyond our customer base of leading infrastructure contractors to our diverse end-user base, which includes government entities, utilities, energy exploration companies and power producers, as well as hospitality and entertainment venue developers. These customers and end users depend on our ability to consistently and reliably meet stringent quality, traceability, time and performance criteria required for successful execution of highly complex projects.

Our products include plate girders, box girders, trusses, engineered beams, mill-rolled shapes and other formations of highly-engineered structural steel. Our services include the cutting and welding of steel plates, the application of multiple protective coating systems on the processed steel plates and the transportation of the finished product to customer project sites for erection. With a history that dates back to 1919, we believe we have established ourselves as a leader with a strong brand name in the markets we serve. Our facilities are strategically positioned in areas of the United States with high population growth and expanding infrastructure requirements. The transportation costs and logistics associated with our products generally require production facilities to be located in relative close proximity to project sites.

For the nine months ended September 30, 2009, our revenue was $239.5 million and our operating income was $30.7 million, compared to revenue of $201.0 million and operating income of $35.0 million for the equivalent period in 2008.

We operate in the following four segments and own a 50% stake in a wind tower fabrication joint venture:

•
bridge;

•
energy and infrastructure (E&I);

•
transportation; and

•
detailing.

Bridge segment

Based on our understanding of available steel bridge projects in our core southeastern and southwestern markets during 2007 and 2008, we believe we are the largest bridge fabricator in these regions. Our bridge segment specializes in large, custom designed and complex projects. Our operations are conducted in five modern, rail-served facilities and our extensive capabilities allow us to fabricate plate girders and box girders for most major types of highway and railroad bridge designs. These facilities incorporate engineering design technology, automated production and proprietary production management systems, which result in low operating costs, high throughput and flexible production capacity.

Energy and infrastructure segment

In our energy and infrastructure, or E&I, segment, we are also a leading provider of highly-engineered structural steel components in our core regions, specializing in complex and time-sensitive projects such as:

•
coal- and natural gas-fired power generation plants;

•
nuclear-related facilities;

•
drilling components for oil production in deep-sea environments;

•
large aircraft hangars;

•
government and military projects; and

•
large-scale sports, entertainment and hospitality facilities.

Our E&I segment operates three modern rail-served production facilities incorporating engineering design technology, automated production and proprietary production management systems. Over the past several years, we have refined our target markets to leverage our technical expertise and operational scale to secure higher-margin projects.

Transportation and detailing segments

Transportation services.    The scale, weight and complexity of our products require specialized transportation and product handling, and our customers require reliability and tightly coordinated delivery to project sites. We manage a specialized fleet of hauling equipment consisting of approximately 60 tractors and 300 trailers which, among other functions, transport our bridge and E&I products to project sites throughout the United States. Our transportation services division also carries third-party goods and equipment.

Detailing services.    Consteel Technical Services Limited, or Consteel, our United Kingdom-based wholly-owned subsidiary, provides us with the detailing design conversion technology to translate engineering specifications into detailed shop drawings. In addition to supporting our operations, Consteel provides third-party customers in the United Kingdom and continental Europe with detailing, 3-D modeling and laser surveying services.

Martifer-Hirschfeld Energy Systems

In June 2009, we entered into a joint venture agreement with Martifer Energy Systems, or Martifer, a division of a leading, publicly-traded European manufacturer of components for the renewable energy sector, to fabricate wind towers. The joint venture is completing construction of a 200,000 square foot manufacturing facility in San Angelo, Texas, with planned capacity to manufacture approximately 200 wind towers annually. Martifer-Hirschfeld Energy Systems will combine our expertise in steel infrastructure manufacturing and Martifer's expertise in producing towers, coverings and gearboxes for wind turbines. Phase I construction of the joint venture's new wind tower facility is underway and is expected to be completed in the first quarter of 2010. Expansion flexibility has been designed into the facility to ensure that capacity can be added based on market conditions. In addition, we are undertaking product development intended to expand our offerings in the wind tower market to include such products as turbine covers and base plates.

Industry

We sell our highly-engineered, fabricated structural steel components and services in the North American bridge, energy and infrastructure markets to both public and private entities. According to the World Steel Association, United States steel demand is expected to be approximately 60 million metric tons in 2009 and increase to 72 million metric tons in 2010.

We primarily compete in markets that have a large number of deficient bridges and are located in areas of high population growth. According to the U.S. Census Bureau, the eleven states we consider our core bridge markets are projected to experience a population growth rate of 47.6% between 2000 and 2030, compared to 21.5% for the remaining states within the United States. We believe that population growth in our targeted regions will result in significant growth in new bridge construction in our core markets. In addition, as of December 31, 2008, the Federal Highway Administration, or FHWA, considered 151,394 bridges, or approximately 25.2% of the total bridge count in the United States, to be structurally deficient or functionally obsolete. Furthermore, according to the FHWA, as of December 31, 2008, there were 43,897 bridges deemed to be deficient within our eleven core bridge market states. We believe continued U.S. government focus on deficient bridges will drive increased spending on bridge replacement and repair projects.

Our E&I segment serves the $675 billion non-residential construction market, providing highly-engineered structural steel products that are used in a variety of private and public infrastructure construction environments, including industrial and power generation facilities, hospitals, universities, large aircraft hangars, ports and offices, as well as large-scale sports, entertainment and hospitality facilities.

According to the U.S. Census Bureau, seasonally-adjusted annual spending in the private and public non-residential construction markets totaled approximately $357.9 billion and $318.3 billion, respectively, as of September 2009, and public non-residential construction spending in the United States continued to grow during 2009 and was up by 6.1% on a year-over-year basis as of September 2009. In addition, a substantial portion of the American Recovery and Reinvestment Act of 2009, or the ARRA, economic stimulus package has been allocated to construction spending for transportation, infrastructure, energy-related projects and government buildings, including buildings for the U.S. Department of Defense, the U.S. General Services Administration and the U.S. Department of Veterans Affairs.

Our E&I segment serves the energy infrastructure market by supplying our steel components to the power generation industry, including the oil, coal and natural gas, nuclear, wind and solar segments. According to the Energy Information Administration, or the EIA, U.S. electricity demand is projected to increase 23% from 2008 to 2030, creating the need for over 200 gigawatts of new generating capacity. To meet this anticipated demand, the Edison Electric Institute projects that domestic utilities will expend over $80 billion annually through 2011 for investment in power generation and transmission capacity. Additionally, according to the Edison Foundation, assuming no changes in a national carbon policy, it will be necessary for domestic utilities to expend $697 billion and $298 billion through 2030 for investment in power generation and transmission capacity, respectively.

Due to increasing demand for cost-efficient power, significant investment in the United States continues to be made in coal power plants. According to the U.S. Department of Energy's National Energy Technology Laboratory, which is devoted to fossil energy technology, as of October 2009, 25 coal power plants were under construction in the United States and 58 coal power plants were near construction, permitted or in their early stages of development.

Natural gas power plants also continue to be an important component of future power generation development in the United States given the significant domestic supplies of natural gas and that natural gas is cleaner burning as compared to coal. Furthermore, nuclear energy has received increased attention due to its relatively lower greenhouse gas emissions, predictable high operating rates and improved safety record. According to the World Nuclear Association, or the WNA, as of September 2009, there were proposals for the construction of over 20 new nuclear reactors in the United States, with applications for construction submitted to the U.S. Nuclear Regulatory Commission, or the NRC, for the first 17. Finally, according to the American Wind Energy Association, or the AWEA, the new wind projects installed in 2008 represent an investment of $17 billion, marking the largest capital investment in the United States electricity sector that year.

Our competitive strengths

Market leadership positions in key geographic regions

Based on our understanding of available steel bridge projects in our core southeastern and southwestern markets during 2007 and 2008, we believe we are the largest bridge fabricator in these regions. In our E&I segment, we are one of the leading providers in our core regions of highly-engineered structural steel components used in a variety of complex private and public infrastructure projects.

High barriers to entry

We are a seasoned fabricator of infrastructure components with over 90 years of experience. Over the years, we believe we have built an excellent reputation for quality, reliability and breadth of capabilities gaining all available endorsements of the American Institute of Steel Construction, or the AISC, and certain critical nuclear safety certifications from the American Society of Mechanical Engineers, or the ASME, that we consider to be very valuable. Our established operations require significant capital, surety bonding and licensing requirements, and must be located in relative close proximity to project sites, all of which we believe make it difficult for competitors to enter our markets.

Well-positioned to capitalize on significant fundamental growth trends in our markets

We are a significant participant in the expansion and redevelopment of the U.S. transportation and energy infrastructure systems, for both government-funded and private enterprises. Expansion in U.S. transportation infrastructure spending, driven by a potential new, multi-year, federally funded highway bill, as well as investments funded under the ARRA, is expected to continue in our primary geographic markets. Anticipated investments in the production of energy, including from alternative sources such as nuclear, wind and solar power, should require significant steel infrastructure inputs.

High quality and diverse customer base

We maintain long-term relationships with some of the largest and most highly regarded infrastructure and structural contractors, architects and engineers in the United States serving a broad range of growing end markets.

Modern manufacturing capabilities

We specialize in fabricating highly-engineered steel infrastructure components that must be manufactured to exacting specifications while meeting stringent safety, quality and traceability standards.

Sophisticated project management capabilities

We employ proprietary project management technology integrating traceability features such as bar coding and laser stenciling. This technology allows us to fabricate complex structures that can involve more than 200,000 separately-traced pieces that meet the stringent security, quality and delivery requirements of our customers.

Effective procurement and working capital management

We are seasoned raw materials purchasers with a track record of operating profitably throughout economic cycles. We carefully manage working capital to maximize cash flow while coordinating reliable delivery of inventory and finished product in accordance with our customers' construction schedules.

Strong financial position

We believe our strong balance sheet allows us to operate from a position of strength and gain market share in our target markets. Our strong financial condition is a critical advantage in the working-capital-intensive markets we serve.

Experienced, highly qualified management team

We have assembled a highly qualified management team. Our top three executives have approximately 85 years of combined experience in the infrastructure and structural components industry.

Our business strategy

Maximize profitability by leveraging our expertise in large, complex projects

We direct our resources towards projects that require our highly-engineered fabrication capabilities and allow us to exploit our technology, processing and delivery advantages. Our modern production facilities are capable of fabricating a broad range of large, custom-designed steel components for the markets we serve. We maintain strict profit margin hurdle rates when entering bids for projects and in developing pricing and procurement strategies for the projects we supply. Our high throughput and efficient fabrication processes enable us to minimize lead times and bid on higher margin projects requiring short lead times and coordinated delivery capabilities.

Further penetrate the bridge, nuclear, traditional and renewable energy markets

We are committed to continue diversifying our business through increased participation in the high-growth transportation, energy and government infrastructure markets.

Transportation market

We believe we are strategically located to take advantage of new bridge construction activity that is driven by high population growth and the replacement of the substantial number of bridges that have been deemed structurally deficient or functionally obsolete by the FHWA in our served markets. We believe our market leadership and scale position us to gain market share in our target markets.

Energy markets

We expect increasing government regulation of greenhouse gas emissions and other federal and state energy policies to drive investment in nuclear power generation and the development of other energy sources. We are able to serve the full nuclear value chain from uranium enrichment to nuclear power generation, nuclear waste disposal and downstream nuclear component manufacturing. The development of nuclear power generation and nuclear waste disposal facilities are steel-intensive activities and we expect that the development of the U.S. nuclear energy industry, if it occurs, will be a long-term growth catalyst for our products.

Our infrastructure steel products are important elements in the construction of offshore oil derricks, coal- and natural gas-fired power plants and natural gas distribution terminals. We expect significant public and private investment in the maintenance and expansion of U.S. energy infrastructure as industry participants move to exploit domestic sources of energy to satisfy continued growth in the demand for energy.

Our Martifer-Hirschfeld joint venture intends to capitalize on the growing demand for wind towers. Our geographic footprint straddles the most active wind corridors in the United States in areas with abundant land for development and supportive regulatory environments. In addition to wind towers, we are investing in the development of related metal components.

Government infrastructure market

We have seen an increase in bidding opportunities related to projects planned by the federal government. These are typically large, complex projects to develop blast- and seismic-resistant buildings to house offices for government agencies and military hospitals. We are tracking these opportunities closely and bidding where project requirements play to our strengths.

Enhance profitability and efficiency through investment in advanced fabrication technology

We believe our modern facilities and advanced project management capabilities provide us with a competitive advantage. We plan to further develop this advantage by investing in advanced equipment and processes that will increase throughput and production capacity to support our growth objectives while reducing conversion costs. We are also evaluating virtual assembly technology, among others, that we believe will accelerate our production process while ensuring a high level of quality for fit and structural integrity.

Expand product offerings and geographical reach through acquisitions

We consider ourselves to be a disciplined and selective acquiror, with a successful track record of acquiring and integrating strategic assets and investing in strategic partnerships. We regularly evaluate acquisition and investment opportunities to grow our business. Our strong financial position provides us with the flexibility to consider a broad range of opportunities and provides potential partners with confidence in our ability to complete transactions. We believe our leadership position and reputation in the markets we serve make us an attractive partner.

Summary risk factors

An investment in our common stock involves a high degree of risk, including, but not limited to, the following:

•
any decrease in the level of governmental funding of infrastructure projects will adversely affect our business;

•
delays in infrastructure projects could adversely affect our business;

•
demand for our products, particularly in our E&I segment, is influenced by general economic conditions in the markets in which we sell our products;

•
the industries in which we operate are highly competitive;

•
due to the nature of our fixed-price sales contracts, we may not be able to accurately incorporate our variable costs into the pricing charged to our customers, which may result in lower margins or losses; and

•
increases in prices and reduced availability of key raw materials such as steel will increase our operating costs and may reduce our profitability.

For more information about these and other risks, please read "Risk factors." You should consider carefully these risk factors together with all of the other information included in this prospectus before you invest in our common stock.

Our history and organizational structure

Our heritage dates back to 1919 with the founding of Carolina Steel Corporation, or Carolina Steel. In 1946, L. W. Hirschfeld founded Hirschfeld, Inc., a Texas corporation, in San Angelo, Texas, as a regional supplier of steel and light fabrication services, which focused primarily on the oil services industry. Since our founding, we have diversified into bridge fabrication, energy and industrial infrastructure building components, transportation and detailing services and wind tower production. We have grown both organically and through selective acquisitions, strategic partnerships and joint ventures, including our acquisition of Carolina Steel and our Martifer-Hirschfeld joint venture. In connection with the investment by Insight Equity in our company in 2006, we reorganized our corporate structure and began operating our business through Hirschfeld Holdings LP, a Texas limited partnership.

Reorganization

Prior to this offering, we conducted our business through Hirschfeld Holdings LP and its operating subsidiaries. Hirschfeld Industries, Inc. holds no material assets and does not engage in any operations. Prior to the consummation of this offering, the following transactions will occur:

•
Hirschfeld Holdings LP will contribute to us, Hirschfeld Industries, Inc., all of the equity interests in its operating subsidiaries in exchange for shares of our common stock; and

•
Hirschfeld Holdings LP will distribute to its limited partners, including the selling stockholders, all or a portion of the common stock that Hirschfeld Holdings LP received from us in consideration of the contribution of its operating subsidiaries.

As a result of these transactions, the direct and indirect holders of outstanding limited partnership interests of Hirschfeld Holdings LP will receive an aggregate of                           shares of our common stock. The reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries. See "Use of proceeds," "Business—Our history and organizational structure—Reorganization," "Principal and selling stockholders," and "Certain relationships and related party transactions" for additional information.

Our principal executive offices are located at 112 West 29th Street, San Angelo, Texas 76903. The telephone number for our principal executive offices is (325) 486-4201. Our website address is www.hirschfeld.com. Our website address is provided for informational purposes only. The information on our website is not a part of this prospectus.

The offering

Common stock offered by Hirschfeld	shares
Common stock offered by the selling stockholders	shares
Total common stock offered hereby	shares
Common stock to be outstanding after this offering	shares
Over-allotment option
The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an additional shares of common stock from them at the initial public offering price less underwriting discounts to cover over-allotments, if any.
Use of proceeds	We intend to use the proceeds we receive from this offering as follows:

•       $              million to repay outstanding balances under our revolving line of credit and term loan under our Second Amended and Restated Loan and Security Agreement, or our Senior Credit Facility, with a group of lenders for whom Bank of America, N.A., acts as agent. Our Senior Credit Facility revolving line of credit had an outstanding balance of $5.9 million as of September 30, 2009. Our Senior Credit Facility term loan had an outstanding balance of $3.0 million as of September 30, 2009;

•       $              million to repay outstanding balances under our term loan under our Loan and Security Agreement, or our Second Lien Credit Facility, with a group of lenders for whom LBC Credit Partners II, L.P., acts as agent. Our Second Lien Credit Facility had an outstanding balance of $25.0 million as of September 30, 2009;

• $ million to repay outstanding balances under our industrial development revenue bonds, or our Bonds; and
• the remainder for general corporate purposes, including potential strategic acquisitions, investments in technology and equipment, and working capital.

We cannot voluntarily repay our Second Lien Credit Facility prior to June 11, 2010 without consent from the lenders and we are currently in discussions with the lenders regarding such consent. We will not receive any of the proceeds from sales of common stock by the selling stockholders. Pending the uses described herein, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. See "Use of proceeds" for more information regarding our use of the proceeds from this offering.
Proposed trading symbol	We intend to apply to have our common stock listed on the New York Stock Exchange, or NYSE, under the trading symbol "HSFD."
Certain relationships and related transactions	Please read "Certain relationships and related party transactions" for a discussion of business relationships between us and related parties, including as it relates to our reorganization.

Unless otherwise noted, the information in this prospectus assumes:

•
no exercise of the underwriters' over-allotment option;

•
an initial public offering price of $             per share (which is the mid-point of the range set forth on the front cover of this prospectus); and

•
the completion of our reorganization, as described under "Business—Our history and organizational structure—Reorganization."

Furthermore, unless otherwise noted, the number of shares of our common stock to be outstanding after this offering excludes                  shares reserved for future issuance under our 2009 Omnibus Incentive Plan. See "Management—Benefit plans—2009 Omnibus Incentive Plan."

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Summary historical consolidated financial data

The following tables summarize our historical consolidated financial and operating data as of the dates and for the periods indicated. The summary historical consolidated financial data as of September 30, 2009 and for the nine months ended September 30, 2009 and 2008 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data for the years ended December 31, 2008 and 2007, for the period April 27, 2006 through December 31, 2006 and for the period January 1, 2006 through April 26, 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Results for the nine months ended September 30, 2009 are not necessarily indicative of results to be expected for the full year.

Hirschfeld Holdings LP was formed to acquire substantially all of the operating assets of Hirschfeld, Inc. on April 27, 2006. The summary historical consolidated financial data for the periods prior to April 27, 2006 are considered to be those of our predecessor company.

The following information is qualified by reference to and should be read in conjunction with "Capitalization," "Selected consolidated financial data" and "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Our historical financial data may not be indicative of our results of future operations.

	Successor					Predecessor
	(Unaudited) Nine months ended September 30,		Years ended December 31,
					Period from April 27, 2006 to December 31, 2006	Period from January 1, 2006 to April 26, 2006
(in thousands, except per share data)
	2009	2008	2008	2007

Statement of operations data:
Revenue	$239,535	$200,968	$282,699	$222,677	$141,017	$59,683
Cost of revenue	192,405	155,244	221,801	167,330	113,545	51,638

Gross profit	47,130	45,724	60,898	55,347	27,472	8,045
Selling, general and administrative	14,093	9,769	13,976	15,460	7,399	3,209
Restructuring expense	2,307	962	962	—	489	—
Gain on contract settlement	—	—	—	(7,074)	—	—

Operating income	30,730	34,993	45,960	46,961	19,584	4,836
Interest expense	3,234	2,614	4,396	4,012	2,923	2,731
Other (income) expense, net	(158)	19	201	171	138	(695)
Income from continuing operations before income taxes	27,654	32,360	41,363	42,778	16,523	2,800
Provision for income taxes(1)	141	259	340	77	36	996
Equity in loss of nonconsolidated affiliate	52	—	—	—	—	—

Income from continuing operations	27,461	32,101	41,023	42,701	16,487	1,804
Loss from discontinued operations	9	7	41	138	64	71

Net income	27,452	32,094	40,982	42,563	16,423	$1,733
Pro forma tax expense(1)	9,781	11,503	14,692	15,015	5,944

Pro forma net income after taxes	$17,671	$20,591	$26,290	$27,548	$10,479
Pro forma earnings per share:
Basic(2)
Diluted(2)
Other financial data:
Adjusted EBITDA(3)	34,772	37,161	48,797	49,344	20,226	5,683
Capital expenditures	3,707	2,727	4,970	7,244	4,025	162
	(Unaudited) As of September 30, 2009
	Actual	Pro forma as adjusted(4)

Balance sheet data:
Cash and cash equivalents	$384
Total assets	157,501
Total debt including current portion	40,525
Total partners' capital	$68,538

(1)   Income taxes for the periods subsequent to April 26, 2006 relate primarily to entity-level franchise taxes and income taxes related to our foreign corporate subsidiary since, as a partnership entity, such taxes on income from our operations are generally liabilities of the individual partners. For comparative purposes, we have estimated pro forma tax expense as if we had filed federal and state income tax returns for the periods after April 27, 2006.

(2)   Pro forma basic and diluted earnings per share assume weighted average number of shares of                           and                            , respectively.

(3)   Our definition of Adjusted EBITDA is the same as the definition in our Senior Credit Facility and is the one we use in evaluating our performance and compliance with our financial covenants under that agreement. Adjusted EBITDA represents (i) net income (loss) before gains or losses on the sale of assets other than in the ordinary course of business, the deduction of interest expense, income taxes (benefit) and depreciation and amortization expense plus or minus (ii) any non-cash losses or gains which have been subtracted or added in calculating net income related to the ownership interest in Martifer-Hirschfeld Energy Systems plus or minus (iii) any other non-cash charges or gains included in the calculation of net income plus (iv) transaction fees and expenses in an aggregate amount not to exceed $3.0 million related to debt refinancing plus (v) Martifer-Hirschfeld Energy Systems cash distributions. We have included Adjusted EBITDA in this prospectus to provide investors with a supplemental measure of our operating performance and offer insight into our compliance with our financial covenants. We believe Adjusted EBITDA is an important measure of operating performance because it eliminates items that we believe have less bearing on our operating performance and highlights trends in our business that may not otherwise be apparent when relying solely on generally accepted accounting principles in the United States of America, or GAAP, financial measures.

Adjusted EBITDA is not a presentation made in accordance with GAAP. When evaluating our results, you should not consider Adjusted EBITDA in isolation of, or as a substitute for, measures of our financial performance as determined in accordance with GAAP, such as net income. Adjusted EBITDA has material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. Because other companies may calculate Adjusted EBITDA differently than we do, Adjusted EBITDA, as presented in this prospectus, may not be comparable to similarly-titled measures reported by other companies.

The following table reconciles net income to Adjusted EBITDA for the periods presented:

	Successor					Predecessor
	(Unaudited) Nine months ended September 30,		Years ended December 31,
					Period from April 27, 2006 to December 31, 2006	Period from January 1, 2006 to April 26, 2006
(in thousands)	2009	2008	2008	2007

Adjusted EBITDA reconciliation:
Net income	$27,452	$32,094	$40,982	$42,563	$16,423	$1,733
Income taxes	141	259	340	77	36	996
Interest expense	3,234	2,614	4,396	4,012	2,923	2,731
Goodwill write-off	1,520	—	—	—	—	—
Depreciation and amortization	2,462	2,189	3,075	2,438	1,001	818
Equity in loss of nonconsolidated affiliate	52	—	—	—	—	—
Less: Gains (losses) on sale of assets	89	(5)	(4)	(254)	157	595

Adjusted EBITDA	$34,772	$37,161	$48,797	$49,344	$20,226	$5,683

(4)   Pro forma as adjusted balance sheet data reflects the completion of our reorganization, the sale of shares of our common stock offered by us in this offering at an assumed initial offering price of $                           per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described in "Use of proceeds."

Risk factors

An investment in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risk factors in evaluating us and our business before making a decision to invest in our common stock. The risks and uncertainties described below are the most significant factors of which we are aware. If any of the following risks, as well as other risks that we currently think are immaterial which later become material, actually occur, our business, financial condition, results of operations and cash flow could be materially and adversely affected. In that event, the trading price of our common stock could decline significantly and you may lose part or all of your investment. In connection with the forward-looking cautionary statements that appear in this prospectus, you should also carefully review the cautionary statements referred to under "Forward-looking statements."

Risks related to our business

Any decrease in the level of governmental funding of infrastructure projects will adversely affect our business.

A substantial portion of our operations, particularly in our bridge segment, are heavily dependent on federal, state and local government funding of infrastructure projects, which, in turn, is dependent on, among other things:

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the need for new or replacement infrastructure;

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the priorities placed on various projects by governmental agencies;

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federal, state and local government spending levels, including budgetary constraints related to capital projects and the ability to obtain financing;

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the issuance of environmental approvals, right-of-way permits and other required approvals and permits; and

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population growth and economic expansion.

As a result, any reduction in governmental funding of infrastructure projects for whatever reason, including an economic slowdown, could have a material adverse effect on our business, financial condition and results of operations. Our expectation that the U.S. government will either further extend the Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users, or SAFETEA-LU, or pass new legislation that will provide funding for highways may not prove accurate, and funding could cease or be reduced which would materially and adversely affect our business and financial performance.

Delays in infrastructure projects could adversely affect our business.

Governmental agencies and private parties with infrastructure projects generally announce the projects well in advance of the bidding and construction process. The timing of the start of our projects is generally subject to an extended bidding process and the completion of that bidding process is not within our control. It is not unusual for projects to be delayed and rescheduled. Projects may be delayed and rescheduled for a number of reasons, including changes in project priorities, difficulties in complying with environmental and other governmental laws, the need for additional time to acquire rights-of-way or property rights or deteriorating economic conditions. Delays in infrastructure projects may occur with inadequate notice to allow us to replace those projects in our manufacturing schedules. The timing of our projects is uncertain and, as a result, our business, financial condition and results of operations may be adversely affected by unplanned downtime.

Demand for our products, particularly in our E&I segment, is influenced by general economic conditions in the markets in which we sell our products. We are currently experiencing a severe downturn in our E&I market.

Activity in our E&I market is closely tied to overall changes in the economy. Economic growth and cycles have a direct impact on the amount of construction that takes place, and consequently on the demand for our products in our E&I market. Because of such cycles, the pricing and other terms and conditions for the sale of our products, and the general demand for our products may be unfavorable for extended periods of time. The United States and other economies around the world have recently suffered a severe downturn which has negatively impacted our business. We are not certain when this downturn will end, whether it already has ended or, if it does end, whether the economy will quickly lapse back into another downturn. In particular, we believe the recent economic downturn has had a substantial negative effect on backlog in our E&I segment. Backlog in our E&I segment was $60.2 million at September 30, 2009, a decrease of $64.9 million, or 51.9%, from $125.1 million at December 31, 2008. In our experience, there has been a lag between the start of an economic downturn and the time the effects of such downturn are evident in declining backlog in our E&I segment. Accordingly, backlog in our E&I segment could continue to decline, and we may not see any increase in backlog for a significant period of time following the end of the current downturn.

The industries in which we operate are highly competitive.

We face significant competitive pressures in each of the markets we serve. We believe we generally compete on price, time to completion, quality and service. Depending on the market, our competitors include regional, national and international steel infrastructure component providers, some of whom may have greater financial, manufacturing, marketing and technical resources than we do, or greater penetration in or familiarity with a particular geographic market than we have. Furthermore, new competitors may overcome the barriers to entry that exist in our markets and effectively compete with us. To remain competitive, we will need to invest continuously in manufacturing, product development and customer service and we may be unable to do so successfully or at all. We may also need to reduce our prices, particularly with respect to customers in industries that are experiencing downturns, which would reduce our margins and could result in losses. We may not be able to maintain our competitive position in each of the markets that we serve. An unexpected reduction in our share of a market could result from pricing or product strategies pursued by competitors, unanticipated product or manufacturing difficulties, or a failure to successfully win bids. We cannot easily reduce our fixed costs even if competition reduces our margins or there is less demand for our products. We may also suffer unexpected challenges and significant costs if we endeavor to convert a facility from producing one segment of products to another, thereby hindering our ability to cost-effectively manage our capacity based on changes in demand. Any loss in our market share within the markets we serve could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to accurately incorporate our variable costs into the pricing charged to our customers under our fixed-price sales contracts, which may result in lower margins or losses.

Our sales contracts are generally fixed-price contracts and normally result from our competitive bid on a project compared to the bids submitted by other suppliers. These contracts can extend over many months and possibly years. Our products are fabricated according to customer specifications. When bidding on a project, we estimate our costs, including projected increases in the costs of labor, materials and services, and our centralized purchasing function carefully monitors supply and demand trends and indicators for raw materials. Despite these monitoring efforts and the resulting estimates, the actual costs to us on a fixed-price contract could vary from the estimated amounts due to changes in a variety of factors that include, but are not limited to:

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engineering design changes;

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changes in the costs of raw materials such as steel;

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difficulties in obtaining required permits or approvals;

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changes in laws or regulations;

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changes in labor conditions, including the cost, availability and productivity of labor;

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project modifications creating unanticipated costs;

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our failure to properly estimate amounts;

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failure to perform by, or disruption with respect to, our suppliers or subcontractors, including erection services;

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general economic conditions; and

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delays, including those caused by weather conditions and other factors.

If we incorrectly estimate our costs for any particular contract, we could incur a significant loss in connection with such contract.

Increases in prices and reduced availability of key inputs such as steel will increase our operating costs and may reduce our profitability.

Steel is the main raw material used by us in the fabrication of bridge, energy, infrastructure and wind tower components, with the cost of steel constituting approximately 59.8% and 62.2% of the cost of manufacturing our products in 2008 and the first nine months of 2009, respectively. The markets for the inputs that we use in our manufacturing processes, including steel, can be very volatile. Any significant fluctuation in steel prices or other input prices and any interruption in the supply chain when procuring supplies could negatively impact our financial performance. The following factors may increase our costs and reduce the availability of steel and other inputs for us:

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increased demand, which occurs when other industries purchase greater quantities of these inputs at times when we require more steel and other inputs for manufacturing, which can result in lower inventory levels at suppliers, higher prices and lengthen the time it takes to receive the inputs from suppliers;

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increased freight costs, due to heightened demand for freight services and volatility in fuel prices;

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lower production levels of inputs, due to reduced production capacities or shortages of materials needed to produce inputs (such as coke and scrap steel for the production of steel), which could result in reduced supplies of inputs, higher costs for us and increased lead times to acquire them;

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increased cost of scrap steel, coke, iron ore, energy and other inputs;

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fluctuations in foreign exchange rates, such as the decline in the value of the U.S. dollar, can impact the relative cost or availability of inputs; and

•
international trade disputes, import duties and quotas, since we may import some steel for our manufacturing facilities.

We generally purchase steel on the spot market and, other than fixed price arrangements that we sometimes enter into with respect to large projects in our E&I segment, we typically do not enter into any long-term contractual arrangements with any suppliers, nor do we deploy sophisticated hedging techniques to manage the cost of steel. The methodology for including steel costs in our contract estimates is to base pricing on current (or expected) levels, with some hedging techniques, such as price locks and cushions in bids, to protect against adverse price movement; however, increases in the selling prices of our products may not fully recover additional steel, materials and input costs and generally lag increases in our costs. There can be a significant lag between the time of our bid when we estimate the price of steel for purposes of submitting a binding bid to a potential customer and the time we actually purchase the steel for the project. We are subject to increased exposure to changes in steel pricing during this period. We generally cannot pass increased material costs, including increased steel costs and other raw material costs to our customers after a bid has been submitted. If we experience such increased costs that have not been factored into our bid price, our operating income would be adversely affected and a particular project may be unprofitable. Additionally, decreased availability of steel or other materials could affect our ability to produce manufactured products in a timely manner. If we cannot obtain the necessary raw materials for our manufactured products at reasonable prices or at all, our revenues, operating income and cash flows will be adversely affected.

Increased demand for substitutes for steel, such as concrete, in the development of bridges, energy and other infrastructure projects could reduce the demand for fabricated steel products.

While steel is widely used in the development of bridges, energy and other infrastructure projects, other materials could be developed that are more cost-effective, safer or provide other favorable attributes that reduce the demand for steel. Bridges are predominantly fabricated using either steel or concrete materials. Concrete-fabricated bridges have a larger market share than steel-fabricated bridges and such share could increase. If the relative share of steel for bridges and other infrastructure projects is reduced, demand for our products would decrease, which would have a material adverse effect on our business, results of operations and financial condition.

We compete with foreign-fabricated steel imported into the United States and these imports can increase the supply of fabricated steel in our markets and materially harm our business.

We compete with foreign-fabricated steel that is imported into the United States. Imported fabricated steel is often offered at lower prices than the prices we currently charge for our products. These products may be produced at facilities with lower cost structures than ours and we may not be successful in managing our costs to remain competitive with foreign-fabricated steel. While steel bridges funded from SAFETEA-LU must be constructed with steel that is fabricated in the United States, that may not always be the case in the future. An increase in the supply of foreign-fabricated steel could dramatically reduce prices for these products and we may not be able to successfully compete. Any loss in our market share within the markets we serve or any reduction in our margins could have a material adverse effect on our business, financial condition and results of operations.

We may sub-fabricate steel in foreign markets and we may not achieve the quality or cost benefits we expect.

We are considering sub-fabricating our products in foreign markets and have explored specific new opportunities to do so in China. We may include sub-fabricated products in current bids for new work. If we are successful obtaining new projects that include sub-fabricated products, we may not be able to effectively oversee and manage the sub-fabrication operations to address the additional risks associated with implementing this strategy. Specifically, we may not achieve the cost benefits we expect from sub-fabricated products and we may not be able to ensure the quality of those products. Our failure to achieve cost efficiencies through sub-fabrication in foreign markets and our failure to ensure the quality of those products, could materially harm our reputation and business prospects.

Our operations function at a fixed capacity, which may prevent us from being able to produce sufficient products to meet demand at any given time or efficiently consolidate our operations during periods of reduced demand.

Our manufacturing operations have a fixed capacity. If there should be an unexpected increase in the demand for our products, we may not be able to increase our production in a sufficient manner to match the increase in demand. If our fixed capacity prevents us from meeting unexpected increases in demand, we could miss opportunities to increase sales of our products, which could negatively impact our results of operations, and our reputation could be harmed. Furthermore, if demand for our products drops, we may not be able to efficiently consolidate operations and we could have substantial excess capacity that would severely harm our operating results.

Our backlog is subject to unexpected reduction due to project adjustments and cancellations and is, therefore, not necessarily indicative of our future revenues or earnings.

Our backlog consists of uncompleted projects for which we have signed contracts or commitments from customers, including those based on legally binding agreements without the scope being defined. Our backlog often includes expected revenue based on engineering and design specifications that may not be final and could be revised over time. Our backlog also often includes, directly or indirectly, expected revenues for government contracts that may not specify actual dollar amounts of work to be performed. For these contracts, our backlog is based on an estimate of work to be performed, which is based on our knowledge of customers' stated intentions or our historic experience, and our estimates could be wrong.

Further, our backlog may include many projects for which financing has not been secured, and, given current market conditions, may or may not ultimately become available.

Because of changes in project scope and schedule, we cannot predict with certainty when or if our backlog will become revenue and we generally have no or limited recourse if a project fails to proceed. In addition, even if a project proceeds as scheduled, it is possible that the customer may default and fail to pay amounts owed to us. As backlog represents anticipated revenue only, we may not maintain our past profit margins with respect to current backlog and could suffer losses on those projects. If we experience significant delays, cancellations, suspensions, scope adjustments or payment defaults with respect to contracts reflected in our backlog, there could be a material adverse effect on our business, financial condition and results of operations.

Our ability to comply with regulatory requirements is critical to our future success and changes in regulatory standards could require us to alter operations, incur significant expense and slow our production.

As a manufacturer of fabricated steel products, we are subject to the numerous requirements of a number of federal, state and local or foreign regulatory authorities, as well as industry standard-setting authorities, such as the AISC. Moreover, our quality assurance program has been developed and implemented to satisfy regulations promulgated by the NRC in order to permit us to fabricate steel for nuclear facilities. Any changes in the standards and requirements imposed by any of these authorities, or our failure to maintain compliance with existing standards, could have a material adverse effect on our operations, as we may be required to significantly alter our operations or make significant additional capital expenditures in order to maintain compliance with such standards and requirements, if we are able to do so at all.

Our operations are also subject to regulation of health and safety matters by the Occupational Safety and Health Administration, as well as state and local jurisdictions. We may fail to employ appropriate precautions to protect our employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities. In addition, accidents may occur on project sites on which we are engaged. For example, on November 10, 2009, one of our steel erection subcontractors on the Kaufman Performing Arts Center project in Kansas City, Missouri had an accident when the manlift its employees were using to assist in steel erection toppled over. One person was killed and another was seriously injured. The investigation is in its early stages and fault has not yet been determined. We may become subject to claims that exceed our insurance limits or are outside the scope of our insurance coverage. Claims may be asserted against us for work-related illnesses or injury which could distract management and result in significant penalties. The further adoption of or changes in occupational and health safety regulations in the United States or in foreign jurisdictions in which we may operate could also increase our operating costs. We are unable to predict the ultimate cost of compliance with these health and safety laws and regulations.

We require a number of licenses and regulatory certifications to operate, and if we cannot maintain such licenses and certifications, our business could suffer.

We are subject to licensure requirements and hold licenses in each state in the United States in which we operate and in certain local jurisdictions within such states. The loss, revocation, or the failure to comply with the terms of any license or the limitation on any of our primary services thereunder in any jurisdiction in which we conduct operations could prevent us from conducting further operations in such jurisdiction and could have a material adverse effect on our operations.

We also are required to meet specifications of various public and private organizations, such as the NQA-1, 10 CFR 50, Appendix B, or NQA-1, safety standard of the ASME, which permits us to fabricate steel for nuclear facilities, as well as standards set by the AISC, the U.S. Department of Transportation, various state departments of transportation, or DOTs, the American Association of State Highway and Transportation Officials, or AASHTO, the American Bureau of Shipping, or ABS, and other building and transportation codes established by public and private organizations. Our NQA-1 certification, for example, is subjected to frequent audit. If we cannot maintain such certifications, it could cause a disruption of our operations, which could have a material adverse effect on our business, financial condition and results of operations, as well as harm our reputation with our customers.

We are subject to various environmental laws, regulations and permits that impose current and future liabilities, costs and obligations.

Our operations are subject to various international, foreign, federal, state and local environmental laws and regulations relating to the environment and human health and safety, including those governing discharges to air, soil and water, as well as greenhouse gas emissions, the remediation of contamination, and the generation, use, transportation, handling, storage and disposal of solid and hazardous materials. These environmental laws and regulations include, among others, the following federal statutes: the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation, and Liability Act, as well as amendments thereto and analogous international, foreign, state and local environmental laws. Pursuant to such environmental laws and regulations, we are required to obtain permits from governmental authorities that are subject to expiration, modification and revocation.

We cannot assure you that we have been or will be at all times in compliance with such environmental laws, regulations and permits. Compliance with these environmental requirements is a significant consideration for us because we use hazardous materials and generate hazardous wastes in our manufacturing processes and operations. We have in the past received notices of violation from governmental authorities related to our failure to comply with such environmental requirements. Additionally, certain of our facilities have been in operation for many years and, over time, we and other predecessor operators of these facilities have generated, used, handled, stored and disposed of hazardous materials and regulated wastes.

If we violate or fail to comply with the aforementioned environmental laws, regulations or permits, we could be fined or otherwise sanctioned by governmental regulators. Any such fines or sanctions could distract our management, harm our liquidity and require us to cease or limit production at one or more of our facilities, thereby harming our business. Compliance with these environmental requirements also may impose substantial capital expenditures and operating costs. Moreover, they could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses in order to comply with them. In addition, these environmental laws, regulations and permits and the enforcement thereof change frequently and have tended to become more stringent over time.

As a result, we cannot assure you that the costs of complying with current and future environmental laws and regulations and the permits issued thereunder will not adversely affect our business, results of operations, reputation and financial condition.

Under certain environmental laws, we could be held responsible for any and all liabilities and consequences arising out of past or future releases of hazardous materials, human exposure to such substances and other impacts on the environment. In addition to potentially significant remediation costs, such matters can give rise to litigation with governmental authorities or other third parties. These environmental laws impose liability for contamination relating to our past and present facilities and third-party waste disposal sites and any such facilities that were owned, operated or used by our predecessors, regardless of whether we knew of or caused the contamination or even if we and our predecessors fully complied with applicable environmental laws in effect at the time. Contaminants have been detected in soil and groundwater at some such properties, and additional contamination at these or other current or former properties or offsite disposal facilities used by us or our predecessors may be discovered in the future. Our liabilities or remediation costs arising from releases of or exposure to hazardous materials could have an adverse effect on our business, results of operations, reputation and financial condition.

We face credit risk exposure associated with our accounts receivable and our customers could default on their payments to us.

We are exposed to risk that a customer will be unable to pay to us amounts in full when due. Furthermore, our customers may seek to delay payments to us beyond the invoice due date which could harm our liquidity. Our projects can extend over several years and involve significant investment so that our exposure to any one customer can be substantial. If we fail to adequately assess the creditworthiness of our customers, or if our customers suffer unexpected economic challenges, the risk of non-payment and cash flow problems will be increased, which could adversely impact our business, financial condition and results of operations. One customer represented 15.4% of accounts receivable as of September 30, 2009.

We concentrate on large and complex projects and, consequently, we may receive a significant amount of our revenue during any particular period from a small group of customers.

We focus on large and complex projects and, consequently, we can be dependent on a small number of customers during any particular period for a significant amount of our revenue. This customer concentration exposes us to increased credit risk, risk of cancellation or delay of a project and potential high volatility of our revenues. For example, during the nine months ended September 30, 2009, one customer represented 11.7% of our consolidated revenues. If any significant customer ceases payments to us, cancels or delays a project or otherwise ceases doing business with us, our business and financial condition could be materially adversely affected.

Our manufacturing business is capital-intensive and we may not have sufficient capital to operate.

The property and machinery needed to produce our products are very expensive, including the cost of our steel inventory that we purchase for specific projects. Therefore, we require large amounts of cash and working capital to fund our operations. While we believe that our cash on hand, along with our projected internal cash flows and our available financing resources, will generate the cash we need to support our anticipated operating and capital needs, we could be wrong. Our ability to generate sufficient cash flow depends on future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Any required financing may not be available on terms acceptable to us. If we are unable to generate sufficient cash to operate our business, we may be required, among other things, to further reduce or delay planned capital or operating expenditures, close facilities and sell assets at times and at prices that are not favorable to us, if we are able to do so at all.

We depend on our bonding capacity, and any reduction in our bonding capacity could adversely impact our ability to bid on and perform work for significant projects.

In connection with our business, performance bonds are often required for public and many large private construction projects in order to provide our customers an additional measure of security for our performance. Our ability to obtain performance bonds depends upon our capitalization, working capital, past performance, management expertise and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our contract backlog that we have currently bonded and their current underwriting standards, which may change from time to time. The capacity of the surety market is subject to market-based fluctuations driven primarily by the level of surety industry losses and the degree of surety market consolidation. When the surety market capacity shrinks, it results in higher premiums and increased difficulty obtaining bonding, in particular for larger, more complex projects. Fluctuations in surety market capacity can negatively impact our ability to grow our business. We are dependent on one surety company for our bonding and that company is under no obligation to continue to provide us with bonding. Our access to bonding could cease at any time. If we are unable to continue to obtain bonding from that company for any reason, including a decision by that company to alter its underwriting standards or materially increase its pricing or as a result of a change in the financial health of that company, we may not be able to find a replacement provider on acceptable terms or at all. In the event we were to lose our ability to obtain bonding in sufficient amounts and on terms acceptable to us, our business and prospects would be severely damaged.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could affect our business.

We depend on the skills and experience of our executive officers and other key employees, such as Dennis Hirschfeld, our Executive Chairman, Richard Phillips, our Chief Executive Officer, President—E&I Division and a director nominee, Rodney Goodwill, our Chief Financial Officer, and W.H. Reeves, our President—Bridge Division. We believe our success is dependent on the continued service of our key employees. Any loss of their services could have a detrimental effect on our operating results and prospects.

Furthermore, our ability to remain productive and profitable substantially depends on our ability to attract and retain a skilled labor force. Our ability to expand our operations depends not only upon customer demand, but also on our ability to increase our labor force. The demand for such skilled workers is high and the supply is limited, and the skills necessary in our business require a significant investment in training and retention of personnel over long periods. A significant increase in the wages paid by competing employers could result in a reduction to our skilled labor force, increases in the wage rates we may pay, an increase in our use of contract labor, or all of these possibilities. If any of these events were to occur in the near-term, the profits expected from work in progress could be reduced or eliminated and, in the long-term, to the extent such wage increases could not be passed on to our customers, our production capacity could be diminished and growth potential could be impaired. Furthermore, to the extent we need to utilize the services of contract labor, we may be subject to increased risks associated with poorly trained personnel, which could negatively impact the quality of our products and our reputation with our customers.

Our manufacturing facilities are subject to unexpected equipment failures, operational interruptions and casualty losses.

Our manufacturing facilities are subject to risks that may limit our ability to manufacture products, including unexpected equipment failures and catastrophic losses due to unanticipated events such as fires, explosions, accidents, adverse weather conditions and transportation interruptions. Any such equipment failures or events could subject us to material plant shutdowns, periods of reduced production or unexpected downtime. Furthermore, any operational interruptions may require significant capital expenditures to remedy and could harm our business and our reputation with our customers.

We are at risk that users of our products will bring product liability claims against us that could harm our business, reputation and financial performance.

We face the risk of exposure to product liability claims in the event that the use of any of our products results in personal injury. Our products and the components used in our products that we procure from third parties may not be defect free. Undetected defects or performance problems may be discovered in the future. In the event that any of our products prove to be defective, we may be required to recall or redesign such products. We may be unsuccessful in our efforts to redesign a defective product and could lose a significant volume of business and could be forced to scrap existing inventory as a result. Furthermore, although we carry insurance, we could be subject to substantial liabilities, especially in the event of personal injury. A successful claim brought against us or any claim or product recall could result in significant adverse publicity and may have an adverse effect on our reputation, results of operations and financial condition.

Increases in energy prices will increase our manufacturing and transportation costs and likely reduce our profitability.

The volatility of the cost of energy has been a principal factor in the price of steel and other materials. We are also directly exposed to escalating energy costs in our operations, as we use energy and fuel to manufacture and transport our products. Our manufacturing operations consume a significant amount of electricity and other energy, and rates may increase substantially in the future due in part to greenhouse gas regulation.

The increasing price of fuel has contributed to the rising cost of transportation, which substantially impacts our ability to acquire and transport raw materials used in manufacturing our products. In addition, higher transportation costs impede us from being able to transport our products to customers while maintaining satisfactory margins, which may affect our ability to compete for work in markets relatively far from our facilities.

Fluctuations in the supply of component parts to be used in the production of wind towers by our wind tower joint venture could have a material adverse effect on our ability to cost-effectively manufacture and sell our products.

A significant portion of our wind tower joint venture's business will depend on the adequate supply of specialty components at competitive prices. Our wind tower joint venture will depend on third-party suppliers for a significant portion of its component part needs. Due to consolidations and challenging industry conditions, the number of alternative suppliers of specialty components has declined in recent years. A significant decrease in the availability of specialty components could materially increase the joint venture's costs or prevent the joint venture from fabricating wind towers on a timely basis, which could negatively impact our business and results of operations.

Failure to protect our proprietary software and technology may impair our ability to compete effectively.

Our ability to compete within the markets we serve depends in part on our ability to protect our proprietary software and technology, especially as it applies to our project management process. We have in the past and may continue to use independent contractors to develop software for us on terms that do not vest the intellectual property rights in that software in us.

We currently rely on a combination of trade secret and intellectual property laws, nondisclosure and other contractual agreements and other measures to protect our proprietary rights and maintain the confidentiality of key business and manufacturing processes. However, intellectual property law protection may be insufficient to safeguard our proprietary information. Protection and enforcement of trade secrets involve complex legal and factual questions and may therefore be highly uncertain. There is a risk that our competitors may independently develop similar products or technologies, duplicate any of our products or technologies, or reverse-engineer or engineer around any of our proprietary technology. In addition, not all of our employees, contractors, suppliers and customers are party to agreements that transfer intellectual property rights to us, nor are they subject to confidential undertakings in favor of our company, and even where they are, these measures may not be sufficient to protect our technology from third-party infringement or misappropriation. Regardless of merit, third parties, including employees, contractors and suppliers may claim to have proprietary rights in our software and technology. Our counterparties may breach these agreements, and we may not have adequate remedies for any breach or other use or disclosure of our trade secrets. In addition, our competitors may learn of our trade secrets through other methods. Intellectual property law protection may be insufficient to safeguard our proprietary information, and our products may be sold in countries that provide less protection to intellectual property than the United States, or no protection at all.

It is possible that our efforts to protect our intellectual property rights may not prevent competitors from independently developing further products and services; prevent third-party intellectual property from having an adverse effect on our ability to do business; or provide adequate protection for our intellectual property rights.

Our business may suffer if we are involved in disputes or protracted negotiations regarding our intellectual property rights or the intellectual property rights of third parties.

We are subject to the risk of adverse claims and litigation by third parties alleging that we have infringed upon, misappropriated or misused their proprietary rights and we may already be infringing without knowing it. Third parties may assert infringement claims in the future, alleging infringement by our current or future products or applications. Any of these events or claims could result in litigation which could result in significant expense to us and divert the efforts of our technical and managerial personnel, whether or not the litigation is determined in our favor.

If any third parties infringe our proprietary rights, this infringement could have a material adverse effect on our competitive position. We may institute or otherwise be involved in litigation to protect our intellectual property, challenge the validity of proprietary rights of others or defend against alleged infringement by us of proprietary rights of others. This type of litigation is costly and would divert management's attention from its day-to-day responsibilities of running our business. In the event of an adverse result in any litigation, we may be required to pay substantial damages, cease the manufacture, use or sale of certain products and processes, expend significant resources to develop non-infringing technology, obtain licenses to the infringed technology or indemnify our customers. We cannot assure you that any licenses to infringed technology will be available on reasonable commercial terms or at all.

In addition, an adverse determination in such litigation could limit the value of or invalidate our intellectual property and subject us to significant liabilities to third parties. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

In addition to our own proprietary technology, we rely on licensed intellectual property from third parties for use in our products. The impairment or loss of our ability to use any of this licensed technology can materially harm our business and results of operations.

We have acquired license rights from third parties to certain technology for use in our products and production processes. Our rights may not be set forth in writing. Termination or impairment of our rights under these licenses could result in significant manufacturing interruptions, delays or reductions in product shipments until alternative technology could be developed, licensed and integrated, if even possible. These types of disruptions could materially harm our business and results of operations.

The dangers inherent in our operations and limits on our insurance coverage could expose us to potentially significant liability and legal proceedings and materially interfere with the performance of our operations.

The fabrication, transportation and erection of large steel structures involves operating hazards that can cause personal injury or loss of life, severe damage to and destruction of property and equipment, and suspension of operations. The failure of such structures during and after installation can result in similar catastrophic injuries and damages. In addition, accidents may occur on project sites on which we are engaged. For example, on November 10, 2009, one of our steel erection subcontractors on the Kaufman Performing Arts Center project in Kansas City, Missouri had an accident when the manlift its employees were using to assist in steel erection toppled over. One person was killed and another was seriously injured. The investigation is in its early stages and fault has not yet been determined. We may become subject to claims that exceed our insurance limits or are outside the scope of our insurance coverage. Although we carry insurance, it is possible that liabilities arising from major or unforeseen occurrences may not be covered by our insurance policies or could exceed our insurance coverage or policy limits. Due to the nature of our business, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and our insurance coverage may not be adequate to cover future claims that may arise. It is also possible that we could determine not to insure against certain risks because we do not consider such insurance to be cost-effective or for other reasons. Successful claims for which we are not fully insured may materially adversely affect our business and results of operations. Even if we are insured, our insurance premiums could increase substantially as a result of prior claims or otherwise, which could harm our operating results or make it more likely that we reduce or eliminate certain coverage. Changes in the insurance industry have often led to higher insurance costs and decreased availability of coverage. The availability of insurance covering risks that we and our competitors typically insure against may decrease in the future, and the insurance that we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

Our business strategy depends in part on our ability to maintain an effective acquisition strategy.

We have a history of expansion through acquisitions, and our management believes that as the steel fabrication industry continues to consolidate, our future success will depend, in part, on our ability to complete acquisitions and effectively integrate the operations or management of acquired assets or businesses. We regularly evaluate growth opportunities both through acquisitions and internal investment. At any given time, discussions with one or more potential sellers of businesses or assets may be at different stages. However, we may not be successful in identifying or completing any acquisitions and any businesses or assets that we are able to acquire may not be successfully integrated into our existing business. Our acquisition efforts may involve certain risks and challenges, including:

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we could overpay for an acquisition or suffer unexpected liabilities;

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we may have difficulty integrating operations and systems;

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key personnel and customers of the acquired company may terminate their relationships with the acquired company as a result of the acquisition;

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we may experience additional financial and accounting challenges and complexities in areas such as tax planning and financial reporting;

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we may assume or be held liable for risks and liabilities, including for environmental matters, as a result of our acquisitions, some of which we may not discover during our due diligence;

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we may incur significant additional operating expenses;

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our ongoing business may be disrupted or receive insufficient management attention; and

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we may not be able to realize the cost savings or other financial and operational benefits we anticipated.

The process of negotiating acquisitions and integrating acquired products, services, technologies, personnel or businesses might result in operating difficulties and expenditures and might require significant management attention that would otherwise be available for ongoing development of our business, whether or not any such transaction is ever consummated. Moreover, we might never realize the anticipated benefits of any acquisition. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities, or impairment expenses related to goodwill, and impairment or amortization expenses related to other intangible assets, which could harm our financial condition. Moreover, we cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the price of our shares, and the market could view these activities negatively. In addition, if we are unable to integrate any acquired businesses, products or technologies effectively, our business, financial condition and results of operations may be materially adversely affected.

Several factors could cause disruptions to our project management capabilities, and our business, reputation and financial performance could be negatively affected.

Our project management group seeks to coordinate all aspects of each project to effectively manage drawings, fabrication, delivery and, in some cases, erection at the project site according to proposed construction schedules. The factors which drive our competitive advantage in this area, including the ability to employ experienced personnel capable of managing these tasks, the functionality of our equipment and tracking technology and our successful deployment of transportation equipment, are each subject to the risk of disruption. We frequently depend on third parties to support our operations, such as in the case of owner-operator hauling equipment or providers of certain services, such as erection services, and we have limited control over these parties thereby increasing our risk of disruption. If any disruption occurs with one or more of these aspects of our project management or execution process, it could materially adversely affect our business, reputation and financial performance.

Limits on our ability to influence or control partially-owned joint ventures or strategic partnerships, such as our wind tower joint venture with Martifer, could restrict the future operations of such joint ventures or strategic partnerships and harm our results of operation.

With limited control over the management of our partially-owned joint ventures, we cannot solely dictate items such as dividend or operating policies and strategic partnerships without the cooperation of our business partners in these ventures, such as in the case of our wind tower joint venture and our interest in a strategic partnership that has rights to construct a magnetic levitation rail line between Anaheim, California, and Las Vegas, Nevada. If we and our partners cannot agree on certain business issues, the performance of the ventures may be harmed, and we may not be able to remove cash from such ventures. Our joint venture and strategic partners may have interests that are different from ours and could influence key business decisions that are not in our best interests. Our joint ventures and strategic partnerships may not be successful, including in the event that we do not have a good working relationship with our joint venture and strategic alliance partners.

The terms of our credit facilities impose operating and financial restrictions, which may prevent us from raising additional capital, making future capital expenditures and capitalizing on certain business opportunities.

The terms of our credit facilities include certain covenants restricting or limiting our ability to, among other things:

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create liens;

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declare dividends or redeem or repurchase capital stock or other equity interests;

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invest in other entities or make certain loans;

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guarantee or incur additional debt;

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make capital expenditures;

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incur operating lease obligations;

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merge or consolidate with other entities;

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undergo a change in control;

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pay, redeem or purchase certain subordinated debt;

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enter into a new line of business materially different from our current business; and

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enter into certain transactions with affiliates.

These covenants may adversely affect our ability to finance future operations and capital needs or limit our ability to pursue certain business opportunities or take certain corporate actions. A breach of any of these covenants could result in a default under our credit facilities. Further, certain of our debt instruments contain cross-default provisions, such that an event of default under one of our credit facilities or our Bonds may result in an event of default under our other debt instruments. Absent a waiver under our existing credit facilities, we will be in default of certain change in control limitations upon completion of this offering. If an event of default occurs, our indebtedness under our credit facilities could be declared immediately due and payable and we could be charged default interest and other penalties. In such event, we may not have the cash available to repay amounts borrowed thereunder and we may not be able to obtain additional financing to replace our credit facilities on favorable terms or at all. We may incur substantial additional indebtedness in the future, including by refinancing our existing debt. We may enter into new credit facilities or amend our existing facilities and agree to significantly more stringent restrictions on our operations than exist under our current facilities.

Changes in federal tax incentives related to renewable energy production may adversely affect our wind tower joint venture.

The profitability of our joint venture with Martifer to fabricate wind towers depends, in part, on the continued availability of federal tax incentives in the United States. The federal government provides economic incentives to the owners of wind energy facilities, including a federal production tax credit, an investment tax credit and a cash grant equal in value to the investment tax credit. The production tax credit was extended in February 2009 through the ARRA and provides the owner of a qualifying wind energy facility placed in operation before the end of 2012 with a ten-year tax credit against the owner's federal income tax obligations based on the amount of electricity generated by the qualifying wind energy facility. Alternatively, wind project owners may elect to receive a 30% investment tax credit for facilities placed in service before the end of 2012 or apply to receive a cash grant from the U.S. Department of Treasury, or Treasury, equal in value to the investment tax credit for facilities placed in service in 2009 and 2010 and also for facilities placed in service before 2013 if construction begins after 2008 and before the end of 2010.

The production tax credit, investment tax credit and cash grant provide material incentives to develop wind energy generation facilities. The failure of the U.S. Congress, or Congress, to extend or renew these incentives beyond 2012 could adversely affect the financial results of our wind tower joint venture. In addition, any subsequent extension or renewal of the production tax credit, investment tax credit or cash grant may not be enacted prior to its expiration and, if allowed to expire, any extension or renewal enacted thereafter may not be enacted with retroactive effect. Any delay or failure to extend or renew the federal production tax credit, investment tax credit or cash grant in the future could have a material adverse impact on our wind tower venture, as well as our business, financial condition, results of operations and future development efforts.

Any change in renewable energy portfolio standards could adversely affect our wind tower joint venture.

State renewable energy portfolio standards generally require state-regulated electric utilities to supply a certain amount of electricity from renewable energy sources or devote a certain portion of their plant capacity to renewable energy generation. Typically, utilities comply with such standards by qualifying for renewable energy credits evidencing what quantity of electricity was produced from renewable sources. Under many such standards, these renewable energy credits can be unbundled from their associated energy and traded in a market system allowing generators with insufficient credits to meet their applicable state mandate. We believe these standards have spurred significant growth in the wind energy industry and a corresponding increase in the demand for the fabrication of wind towers. The enactment of renewable portfolio standards in additional states or any changes to existing state standards, or the enactment of a federal renewable portfolio standard or imposition of other greenhouse gas regulations may impact the demand for products from our wind tower joint venture. Government support for renewable energy may not continue. Any such alterations to current renewable portfolio standard requirements, or the elimination of, or reduction in, other governmental policies that support renewable energy, could have a material adverse impact on our business, financial condition, results of operations and future development efforts.

Changes in weather patterns could negatively impact our wind tower joint venture, reducing its potential profitability.

Changes in weather patterns may affect the viability of the products that we expect to fabricate as part of our wind tower joint venture. Wind data that is collected from a meteorological tower upon which our designs will be based may vary from results actually achieved when a wind turbine is installed. Changing global environmental and weather conditions may also affect the reliability of the wind data relating to a property. Any wind tower that our wind tower joint venture fabricates, no matter where it is located, will be subject to variations in wind and changes in worldwide climatic conditions. Climatic weather patterns, whether seasonal or for an extended period of time that result in lower, inadequate or inconsistent wind speed to propel the wind turbines may render a wind tower incapable of generating adequate, or any, electrical energy. If the markets our wind tower joint venture intends to serve encounter changes in weather patterns that negatively impact demand for wind towers, these changes could have a material adverse effect on our business and financial condition.

Our use of the percentage of completion accounting method could result in a reduction or elimination of previously reported profits.

As more fully discussed in "Management's discussion and analysis of financial condition and results of operations," a substantial portion of our revenues are recognized using the percentage-of-completion method of accounting, which is a standard accounting method for long-term, construction-type contracts. The percentage-of-completion accounting practices that we use result in recognizing contract revenues and earnings ratably over the contract term in proportion to our incurrence of contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenues, costs and profitability.

The accuracy of our revenue and profit recognition in a given period is substantially dependent on the accuracy of our estimates of the cost to complete each project. There are a number of factors that can contribute to changes in estimates of contract cost and profitability. The most significant of these include the completeness and accuracy of the original bid, costs associated with added scope changes, extended overhead due primarily to owner and weather delays, subcontractor performance issues, changes in productivity expectations, site conditions that differ from those assumed in the original bid (to the extent contract remedies are unavailable), and the availability and skill level of workers. The foregoing factors as well as the stage of completion of contracts in process and the mix of contracts at different margins may cause fluctuations in gross profit between periods and these fluctuations may be significant. The loss provisions or adjustments to the contract profit and loss resulting from future changes in our estimates could be significant and could result in a reduction or elimination of previously recognized earnings or result in losses. In certain circumstances, these adjustments could be material to our operating results.

The federal government can audit and disallow costs reimbursed under our government contracts and can terminate contracts without cause.

We provide products and services, either directly or indirectly, to federal governmental agencies, and therefore are exposed to risks associated with government contracting. Government customers typically can terminate, subject to a relatively small cancellation payment, or modify contracts at their convenience. As a result, our backlog may be reduced or we may incur a loss if a government customer decides to terminate or modify a contract.

We may be subject to audits, cost reviews and investigations by government contracting oversight agencies. During the course of an audit, the oversight agency may disallow costs. Cost disallowances may result in adjustments to previously reported revenues and may require our refunding of previously-collected payments.

In addition, our failure to comply with the terms of any government contract or governmental statutes or regulations could result in our being suspended or barred from future government projects for a significant period of time, possible civil or criminal fines and penalties, forfeiture of profits, suspension of payments on existing contracts and the risk of public scrutiny of our performance, each of which could have a material adverse effect on our business, financial condition and results of operations.

Failure to meet job targets may adversely affect our ability to receive or retain grant money from the State of Texas with respect to our wind tower joint venture.

The profitability of our wind tower joint venture depends, in part, on the receipt of economic incentives from the State of Texas. The Texas Enterprise Fund has granted a total of $945,000 to our wind tower joint venture, of which $500,000 has been received and the remaining $445,000 will become due within 30 days after our wind tower joint venture provides evidence that it has created 112 new jobs in Texas. This grant money is conditional upon several factors, including the timing of the opening of the wind tower facility in San Angelo, Texas that is currently under construction; the creation of a specified number of new jobs meeting certain specified minimum targets for average gross compensation; and the joint venture not knowingly employing undocumented workers. If our wind tower joint venture fails to meet these conditions, it could be subject to liquidated damages or even the repayment of the entire grant, plus interest. Our wind tower joint venture may not be able to satisfy all of these conditions by the specified dates. Any failure to meet one or more of these conditions could have a material adverse impact on our business, financial condition, results of operations and future development efforts.

Risks related to our relationship with our existing owners

The interests of our existing owners may not coincide with your interests as a holder of our common stock and our existing owners will continue to have significant influence over our business after this offering and could (i) cause us to enter into agreements or transactions adverse to your interests or (ii) delay, deter or prevent a change of control, change in management or business combination that may be beneficial to our stockholders generally.

After the offering, our existing owners will directly or indirectly hold                           % of our shares, or                           % if the underwriters exercise their over-allotment option in full. In addition, a majority of our directors immediately following this offering will be associated with our existing owners. These persons will have fiduciary duties to both us and our existing owners. As a result, they may have real or perceived conflicts of interest on matters affecting both us and our existing owners and in some circumstances may have interests adverse to ours. These significant stockholders will have sufficient voting power to significantly impact matters concerning our company, including matters that require stockholder and board approval. Our existing owners' interests may conflict with yours and you may be unable to prevent our existing owners from acting in conflict with your interests, which may depress the market price of our common stock.

Our equity sponsor, Insight Equity, is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that either compete directly or indirectly with us or that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

Our equity sponsor, Insight Equity, is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Insight Equity may also pursue, for its own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Additionally, we have specifically renounced in our charter any duty that Insight Equity or its representatives may have had to offer to us any investment or business opportunity of which they are or become aware.

Our registration rights agreement and the terms of our reorganization were not negotiated on an arm's-length basis and the terms may not be as favorable to us as if it were negotiated with an unaffiliated third party.

Our registration rights agreement and the terms of our reorganization were negotiated between related parties, and we did not have the benefit of arm's-length negotiations of the type normally conducted with an unaffiliated third party. The terms of our registration rights agreement and our reorganization may not reflect the terms we may have received if it was negotiated with an unrelated third party.

Risks related to the offering and to our shares

We may not be able to obtain the consent of the lenders under our Senior Credit Facility to the change of control occurring in connection with our initial public offering and we could determine to terminate the facility.

We are currently in discussions with the lenders under our Senior Credit Facility to obtain their consent to the change of control that will arise in connection with our initial public offering, and to modify other terms of that facility to conform with terms that we believe more closely reflect the terms typically extended to a public company. There is no assurance that we will be successful in this regard. In the event that we are unable to obtain the lenders' consent to the change of control or otherwise modify our Senior Credit Facility on terms that are acceptable to us, we may be required to pay off any remaining balance of the loans outstanding thereunder with the proceeds of this offering and terminate the facility. If we terminate the Senior Credit Facility for the reasons described above or otherwise, we would seek to enter into a new credit facility. We may not be successful in obtaining a new credit facility on acceptable terms that is sufficient to meet our credit needs, or at all, which could materially harm our business, financial condition and future development efforts.

We may not be able to obtain the consent of the agent of our Second Lien Credit Facility to permit us to voluntarily pay off the indebtedness thereunder with the proceeds of our initial public offering.

We are currently in discussions with the agent of our Second Lien Credit Facility to obtain its consent to permit us to voluntarily pay off the indebtedness thereunder with the proceeds of our initial public offering. We are not currently entitled to voluntarily pay off this indebtedness without the agent's consent prior to June 11, 2010. If the agent for our Second Lien Credit Facility does not consent to our voluntary prepayment of the indebtedness under the facility, an event of default could occur under the facility due to the change of control that will arise in connection with our offering. Upon the occurrence and during the continuance of such event of default, the term loan will bear interest at a default rate and the lenders, at their option, could accelerate the indebtedness under the facility. If such an event of default occurs and any default remedies are enforced by the lenders, it could harm our business, financial condition and future development efforts.

The price of our shares may fluctuate substantially and your investment may decline in value.

The initial public offering price for shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters, the selling stockholders and us. This price may not reflect the market price of our shares following this offering. In addition, the market price of our shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

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actual or anticipated fluctuations in our results of operations;

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variance in our financial performance from the expectations of market analysts;

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conditions and trends in the markets we serve and changes in the estimates of the sizes and growth rates of these markets;

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publications of reports about our business or operations;

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announcements about significant contracts by us or our competitors;

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changes in our pricing policies or the pricing policies of our competitors;

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changes in the price of the raw materials, such as steel, that we need to operate our business;

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loss of one or more of our significant customers;

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changes in the status of our licenses or certifications needed to fabricate steel for nuclear and other facilities;

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changes in legislation and federal stimulus funding;

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changes in project bidding procedures and qualifications;

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impact of foreign markets, imports and exchange rates;

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decisions to fabricate our products abroad;

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changes in market valuations or earnings of our competitors;

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announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

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changes in our bonding capacity;

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recruitment or departure of key personnel;

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sale of our common stock, including by insiders;

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changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common shares;

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the trading volume of our shares; and

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general economic conditions.

In addition, the stock markets in general have experienced substantial price and volume fluctuations that can be unrelated or disproportionate to the operating performance of particular companies affected. Broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources, which could materially harm our business, financial condition, future results and cash flow.

We have no experience operating as a public company.

We have never operated as a public company. We have no experience in complying with the various rules and regulations that are required of a public company. As a result, we may not be able to operate successfully as a public company, even if our operations are successful. We plan to comply with all of the various rules and regulations that are required of a public company but we may fail in this regard. If we cannot operate successfully as a public company, your investment may be adversely affected. Our inability to operate as a public company could be the basis of your losing your entire investment in us.

Future sales of our common stock could adversely affect its market price.

If our stockholders sell a significant number of shares of our common stock in the public market following this offering, the market price of our common stock could fall. We, our directors, executive officers and our existing stockholders have entered into lock-up agreements with the underwriters of this offering. See "Underwriting" for a description of these agreements. After this offering, our existing owners will hold approximately                           % of the outstanding shares of our common stock (                           % if the underwriters exercise their over-allotment option in full). These stockholders will not be contractually prohibited from transferring shares of our common stock following the lock-up period and may also transfer their shares prior to the expiration of the lock-up period with the prior consent of J.P. Morgan Securities Inc. and Robert W. Baird & Co. Incorporated in their sole discretion. In addition, after the expiration of the lock-up period, we could issue and sell additional shares of our common stock. We have also granted demand registration rights to certain holders of our capital stock, or their permitted transferees. For a further description of these rights, see "Certain relationships and related party transactions—Agreements with our existing owners—Registration rights agreement." Any sale by us or our existing owners of our common stock in the public market, or the perception that sales could occur, could adversely affect the prevailing market price for our common stock.

Provisions of our charter and Delaware law could inhibit the acquisition of us by others.

Certain provisions of our charter and bylaws, to be effective immediately prior to this offering, may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of our stockholders. Furthermore, these provisions could inhibit changes in the composition of our board of directors, which could result in the entrenchment of current management. In particular, our charter and bylaws:

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establish a classified board of directors, providing that not all members of our board be elected at one time;

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allow the authorized number of directors to be changed only by resolution of our board of directors;

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permit our board of directors to fill vacancies on our board or fill additional directorships resulting from an increase in the size of our board;

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limit the ability of stockholders to amend, alter or repeal our bylaws;

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require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

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establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings;

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permit a special stockholders' meeting to be called only by the chairman of the board of directors, our chief executive officer, a majority of the board of directors, or the holder or holders of 50% or more of the outstanding capital stock of our company entitled generally to vote in the election of directors;

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permit our board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine and additional shares of our common stock;

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require the vote of the holders of no less than two-thirds of our voting shares for stockholder amendments to our bylaws; and

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preclude the removal of our directors for reasons other than "cause."

Purchasers of our common stock will experience substantial and immediate dilution in the net tangible book value per share of their investment.

Prior investors have paid substantially less per share for our common stock than the initial public offering price in this offering. The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of outstanding common stock immediately after this offering. You will incur immediate and substantial dilution of $                           per share in the net tangible book value of our common stock as of September 30, 2009 at an assumed initial public offering price of $                           per share (the mid-point of the range set forth on the cover page of this prospectus).

We will have broad discretion in how we use a portion of the proceeds of this offering, and we may apply the proceeds to uses that will create losses.

We anticipate using proceeds of this offering for general corporate purposes, which may include potential strategic acquisitions, investments in technology and equipment, and working capital. Our management will have significant discretion in the use of our capital and you may disagree with the way our funds are utilized. These proceeds may not be invested to yield a significant return, or any return at all, and we may incur substantial losses.

Requirements associated with being a public company will require significant resources and management attention.

After completion of this offering, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the Securities and Exchange Commission, or the SEC. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting at designated times. If material weaknesses or significant deficiencies in our internal control over financial reporting exist, we may not detect errors on a timely basis and our financial statements may be materially misstated. As a result, our stockholders could lose confidence in our financial reporting, which could harm the trading price of our stock. In addition, upon completion of this offering, we will become subject to the rules of the NYSE, with which we have no experience.

We are working with our outside legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

Unlike operation as a private company, we will incur incremental operating expenses as a public company and those expenses could be substantial. Our actual incremental expenses could be significant and adversely affect our operating results. We may be unable to accurately predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We may not be able to qualify our reorganization and this offering as a single contribution to our capital pursuant to Section 351 of the Internal Revenue Code.

We believe the contribution by Hirschfeld Holdings LP of its operating subsidiaries to us in exchange for our common stock, the distribution of our common stock by Hirschfeld Holdings LP to its partners and the sale of our common stock to the public will form a single contribution to our capital pursuant to Section 351 of the Internal Revenue Code of 1986, or the Code. Consequently, we will take a carryover tax basis in the assets of the operating subsidiaries which are contributed to us by Hirschfeld Holdings LP, and we will record deferred income taxes with respect to the differences between the financial statements and the income tax bases of the assets and liabilities of the subsidiaries. However, if the foregoing transaction were to be determined not to be eligible for treatment under Section 351 of the Code, our basis in the assets of the operating subsidiaries contributed to us by Hirschfeld Holdings LP would be increased to equal the fair market value of the assets of the operating subsidiaries at the time of contribution. Any change in the treatment of the basis of the assets of the operating subsidiaries could result in a restatement of our financial statements, and would prevent us from recording deferred income taxes in the manner discussed above.

 Forward-looking statements

We make forward-looking statements in this prospectus that are subject to significant risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business and our financial condition, liquidity, results of operations, plans and objectives. They also include, among other things, statements concerning anticipated revenues, income or loss, capital expenditures, dividends, capital structure or other financial terms, as well as statements regarding subjects that are forward-looking by their nature, such as:

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our business and financing strategy;

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our ability to deploy effectively and timely the net proceeds of this offering;

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our ability to obtain future financing arrangements;

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our understanding of our competition and our ability to compete effectively;

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our market position;

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our projected operating results;

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our access to competitively priced steel and other inputs into our operations;

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market and industry trends;

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projected capital expenditures;

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our hedging activities or lack thereof;

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the impact of technology on our operations and business; and

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our ability to successfully implement our business plan.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account the information currently available to us. These beliefs, assumptions and expectations may change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks when you make a decision concerning an investment in our common stock, along with the following factors, among others, that may cause actual results to vary from our forward-looking statements:

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the factors referenced in this prospectus, including those set forth under the sections captioned "Risk factors," "Management's discussion and analysis of financial condition and results of operations" and "Business";

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the degree and nature of our competition;

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our management's lack of experience operating a public company;

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the adequacy of our cash reserves and working capital;

•
availability and prices of key raw materials, such as steel;

•
our ability to maintain adequate bonding capacity;

•
changes in interest rates and capital costs;

•
legislative and regulatory changes, including changes in environmental, safety, nuclear and other energy standards, as well as tax regulations and similar matters;

•
our failure to comply with applicable laws and regulations;

•
operation of our joint ventures and strategic alliances;

•
market and competitive changes, including pricing pressures, market demand and acceptance of new products, services and technologies;

•
the successful integration of any acquisitions we may make;

•
availability and loss of key personnel;

•
limitations and restrictions contained in instruments and agreements governing our current or future indebtedness;

•
changes in GAAP;

•
general volatility of the capital markets and the lack of a public market for our common stock; and

•
other risks associated with infrastructure companies generally and fabricated steel manufacturers specifically, including changes in our industry or the general economy.

When we use words such as "will," "plan," "may," "shall," "believe," "expect," "anticipate," "project," "intend," "estimate," "goal," "objective," or similar expressions, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We do not intend and disclaim any duty or obligation to update or revise any industry information or forward-looking statement set forth in this prospectus to reflect new information, future events, or otherwise, except as required under U.S. federal securities laws.

Use of proceeds

Based upon an assumed initial public offering price of $                           per share (the mid-point of the range set forth on the cover page of this prospectus), we estimate that our net proceeds from the sale of                           shares of our common stock in this offering, after deducting underwriting discounts and estimated offering expenses of approximately $                            million payable by us, will be approximately $                            million. A $1.00 increase (decrease) in the assumed initial public offering price of $                           per share would increase (decrease) the net proceeds to us from this offering by $                            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and our estimated offering expenses. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We intend to use the proceeds we receive from this offering as follows:

•
$                            million to repay outstanding balances under our revolving line of credit and term loan under our Senior Credit Facility with a group of lenders for whom Bank of America, N.A., acts as agent. Our Senior Credit Facility provides for a $70.0 million revolving line of credit (with a $31.3 million letter of credit sublimit) that terminates on April 27, 2011 (unless renewed for additional one-year terms as agreed by the parties), and had an outstanding balance of $5.9 million as of September 30, 2009. Our Senior Credit Facility also provides for a $3.8 million term loan that must be repaid on or before December 31, 2010 and had an outstanding balance of $3.0 million as of September 30, 2009;

•
$                            million to repay outstanding balances under our term loan under the Second Lien Credit Facility with a group of lenders for whom LBC Credit Partners II, L.P., acts as agent. Our Second Lien Credit Facility provides for a $25.0 million term loan that must be repaid on or before the earlier of (i) June 11, 2014 or (ii) the date of termination or nonrenewal of our Senior Credit Facility, and had an outstanding balance of $25.0 million as of September 30, 2009;

•
$                            million to repay outstanding balances under our Bonds; and

•
the remainder for general corporate purposes, including potential strategic acquisitions, investments in technology and equipment, and working capital.

We do not currently have any commitments to make any strategic acquisitions and there is no assurance that we will be able to make acquisitions in the future. Pending the uses described herein, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

We are currently in discussions with the lenders under our Senior Credit Facility to obtain their consent to the change of control that will arise in connection with our initial public offering and modify other terms of that facility to conform with terms that we believe more closely reflect the terms typically extended to a public company. There is no assurance that we will be successful in this regard. In the event we are unable to obtain the lenders' consent with respect to the change of control and otherwise modify our Senior Credit Facility on terms that are acceptable to us, we may be required to pay off any remaining balance of the loans outstanding thereunder with the proceeds of this offering and terminate the facility. If we terminate the Senior Credit Facility for the reasons described above or otherwise, we would seek to enter into a new facility. We may not be successful in obtaining a new senior credit facility on acceptable terms that is sufficient to meet our credit needs.

We are also currently in discussions with the agent of our Second Lien Credit Facility to obtain its consent to permit us to voluntarily pay off such indebtedness thereunder with the proceeds of this offering. We are not currently entitled to voluntarily payoff this indebtedness without the requisite lenders' consent prior to June 11, 2010. If the agent for the Second Lien Credit Facility does not consent to our voluntary prepayment of the indebtedness with the proceeds of this offering, an event of default could occur under the facility due to a change of control that will arise in connection with our offering. Upon the occurrence and continuance of such event of default, the term loan will bear interest at a default rate and the lenders, at their option, could accelerate the indebtedness under the facility. To the extent we are not able to voluntarily repay this indebtedness upon the closing of this offering, we would use the proceeds that we would otherwise have used to voluntarily pay off this facility for general corporate purposes and would consider paying off the Second Lien Credit Facility on or after June 11, 2010.

The interest rates applicable to the loans under our Senior Credit Facility are floating interest rates that, at our option, are calculated with reference to a base rate or a London Interbank Offered Rate, or LIBOR, plus the applicable margin. The applicable margin is calculated based on our total debt leverage ratio. For base rate loans, the margin is between 1.0% and 2.0%, and for LIBOR rate loans, the margin is between 2.5% and 3.5%.

The interest rates applicable to the term loan under our Second Lien Credit Facility are floating interest rates that, at our option, are calculated with reference to a base rate or LIBOR, plus the applicable margin. The applicable margin is calculated based on, among other things, our total debt leverage ratio. For base rate loans, the margin is added to a floor rate of the greater of prime or 7.75%, and for LIBOR rate loans, the margin is added to a floor rate of the greater of LIBOR or 5.0%. For base rate loans, the margin is between 7.75% and 8.75% and for LIBOR rate loans the margin is between 10.25% and 11.25%.

The proceeds of our Second Lien Credit Facility were utilized, in part, to pay a cash distribution in the aggregate amount of $5.0 million to the holders of the limited partnership interests of Hirschfeld Holdings LP, including our equity sponsor, Insight Equity, on June 11, 2009. The remainder of the proceeds were utilized to pay down indebtedness under our revolving line of credit in order to provide sufficient capacity under that revolver to fund our investment in our wind tower joint venture and for general corporate purposes.

We currently intend to repay amounts outstanding under our Bonds with the proceeds of this offering. At our option and after providing the trustee at least 60 days prior notice (unless a shorter time period is acceptable to the trustee), we can direct the issuer of the Bonds to redeem them in whole at a redemption price equal to 100% of the principal amount to be redeemed plus accrued interest thereon to the date of redemption. Unless waived, notice of redemption must also be given to each holder of the Bonds to be redeemed at least 30 days (and no more than 60 days) before the redemption date. Our Bonds mature May 1, 2016, bear interest at variable rates and require quarterly payments of interest. As of September 30, 2009, the interest rate applicable to our Bonds was 0.55%. Additionally, the Bonds are secured by a letter of credit in the amount of approximately $6.3 million issued pursuant to our Senior Credit Facility that incurs an annual fee of between 2.5% and 3.5% (based on our total debt leverage ratio). The annual fee was 2.5% as of September 30, 2009.

Please see "Principal and selling stockholders," "Certain relationships and related party transactions" and "Description of certain debt" for further information.

 Dividend policy

We intend to invest cash generated from our operations into expanding our business, and we do not expect to pay any cash dividends to holders of our common stock in the foreseeable future. Declaration and payment of any cash dividends in the future, however, is within the discretion of our board of directors and will depend on our financial condition, results of operations, future prospects and capital and legal requirements as well as other factors deemed relevant by our board of directors. In addition, the terms of our Senior Credit Facility that will remain in place, and the Second Lien Credit Facility if it remains in place, after completion of this offering, limit our ability to pay cash dividends on our common stock.

 Capitalization

The following table sets forth our cash and cash equivalents and consolidated capitalization as of September 30, 2009:

•
on an actual basis (reflects capitalization prior to the completion of our reorganization);

•
on a pro forma basis to reflect the completion of our reorganization; and

•
on a pro forma as adjusted basis to further reflect the sale of shares of our common stock offered by us in this offering at an assumed initial public offering price of $                           per share (the mid-point of the range set forth on the cover page of this prospectus), after deduction of underwriting discounts and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under "Use of proceeds" and the completion of our reorganization.

You should read this table together with "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

(Unaudited) As of September 30, 2009 (in thousands)	Actual	Pro forma	Pro forma as adjusted(1)

Cash and cash equivalents	$384

Revolving credit line	$5,899

Current maturities of long-term debt	2,500
Long-term debt	32,126
Partners'/stockholders' equity
General partner	—
Limited partners	68,538
Common stock, $0.01 par value, shares authorized; no shares issued and outstanding on an actual basis; shares issued on a pro forma and pro forma as adjusted basis
Additional paid-in capital
Retained earnings

Total partners' capital/stockholders' equity	68,538

Total capitalization	$103,164

(1)   A $1.00 increase (decrease) in the assumed initial public offering price of $                           per share would increase (decrease) the net proceeds to us from this offering by $                            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of common stock upon completion of this offering. The following illustration assumes that we completed our reorganization on September 30, 2009 and, as a consequence, all of the partnership interests in existence prior to our reorganization were converted into the right to receive                           shares of our common stock.

As of September 30, 2009, our net tangible book value was approximately $66.3 million, or approximately $                           per share. Net tangible book value per share of common stock represents the amount of our total consolidated assets minus our total consolidated liabilities, deferred financing costs and other intangible assets, divided by the number of shares of our common stock outstanding at September 30, 2009.

After giving effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $                           per share (the mid-point of the range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of September 30, 2009 would have been approximately $                            million, or approximately $                           per share of our common stock. This represents an immediate increase in net tangible book value of $                           per share to our existing owners and an immediate dilution in net tangible book value of $                           per share to new investors purchasing shares of our common stock at the assumed initial public offering price. If the initial offering price is higher or lower, the dilution to new investors purchasing our common stock will be greater or less, respectively.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock	$
Net tangible book value per share at September 30, 2009	$	$
Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering
Dilution in net tangible book value per share to new investors	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $                           per share (the mid-point of the range set forth on the cover page of this prospectus), would decrease our pro forma net tangible book value by $                            million, the pro forma as adjusted net tangible book value per share after this offering by $                           per share and increase the dilution in net tangible book value per share to new investors in this offering by $                           , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated expenses payable by us.

The following table summarizes, as of September 30, 2009, as adjusted to give effect to this offering and our reorganization, the differences between our existing owners and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid. The calculations with respect to

shares purchased by new investors in this offering reflect an assumed initial public offering price of $                           per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing owners		%	$	%	$
New investors

Total		100%	$	100%

The above table excludes                           shares of our common stock reserved for issuance pursuant to our 2009 Omnibus Incentive Plan. To the extent that such options are exercised, there will be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

Unaudited pro forma condensed consolidated
financial data

The following unaudited pro forma condensed consolidated financial data has been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. We are providing the following unaudited pro forma condensed consolidated financial data because the transactions contemplated in connection with this offering will have material effects on our financial information.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2009 has been prepared to give pro forma effect to the following, as if they had occurred on September 30, 2009:

•
the completion of our reorganization; and

•
the completion of this offering, our receipt of the estimated net proceeds from the sale of the shares of common stock offered hereby and the application of such net proceeds as described under "Use of proceeds," which includes:

•
our repayment of our revolving line of credit and term loan under our Senior Credit Facility;

•
our repayment of our term loan under our Second Lien Credit Facility; and

•
our repayment of our Bonds.

A pro forma condensed consolidated statement of income is not presented due to the limited number of pro forma adjustments required to the income statement related to income taxes as a result of our reorganization into a corporate entity and the estimated reductions in our interest expense associated with the debt repayments described under "Use of proceeds." These amounts are presented in the notes to the unaudited pro forma condensed consolidated balance sheet.

The unaudited pro forma condensed consolidated financial data should not be considered indicative of actual results that would have been achieved had the events described above occurred on the dates or for the periods indicated, nor is such unaudited pro forma condensed consolidated financial data necessarily indicative of the results to be expected for the full year or any future period. The unaudited pro forma condensed consolidated financial data does not purport to predict results of operations, cash flows or other data as of any future dates or for any future period. A number of factors may affect our results. See "Risk factors" and "Forward-looking statements."

The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that we believe are reasonable. The notes to the unaudited pro forma condensed consolidated balance sheet provide a detailed discussion of how such adjustments were derived and are presented in the unaudited pro forma condensed consolidated financial data. This unaudited pro forma condensed consolidated financial data should be read in conjunction with "Use of proceeds," "Capitalization," "Selected consolidated financial data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and notes appearing elsewhere in this prospectus.

Hirschfeld Industries, Inc.

Unaudited pro forma condensed consolidated
balance sheet
as of September 30, 2009

(In thousands)

	Hirschfeld Holdings LP historical	Pro forma adjustments	Hirschfeld Industries, Inc. pro forma as adjusted

Assets
Current assets:
Cash	$384
Contract receivables, net	69,311
Costs and estimated earnings in excess of billings on uncompleted contracts	49,171
Inventories	3,984
Prepaid expenses	841

Total current assets	123,691

Property, plant and equipment, net	25,571
Investment in nonconsolidated affiliate	4,856
Deferred financing fees, net	2,223
Assets held for sale	400
Other	760

Total assets	$157,501

Liabilities and Partners' Capital
Current liabilities:
Accounts payable	$13,147
Accrued liabilities	11,344
Billings in excess of costs and estimated earnings on uncompleted contracts	23,947
Revolving credit line	5,899
Current maturities of long-term debt	2,500

Total current liabilities	56,837

Long-term debt, net of current maturities	32,126

Total liabilities	88,963

Partners' capital:
General partner	—
Limited partners	68,538

Total partners' capital	68,538

Total liabilities and partners' capital	$157,501

Notes to unaudited pro forma condensed consolidated balance sheet

(1)   Pro forma adjustment represents the issuance of                           shares of common stock at an assumed initial public offering price of $                           per share (the midpoint of the range set forth on the cover page of this prospectus) and the application of the net proceeds therefrom as described in "Use of proceeds."

(2)   Pro forma adjustments represent the write-off of deferred financing fees related to the debt paid off with the proceeds.

(3)   Pro forma adjustments to the pro forma condensed consolidated statement of income for the year ended December 31, 2008, and the nine months ended September 30, 2009, as if the transactions occurred on January 1, 2008 consist of the following:

	December 31, 2008		September 30, 2009

Pro forma adjustment to interest reflects the interest expense saving associated with the repayment of outstanding balances under our term loan under our Senior Credit Facility in the amount of $          million (assuming interest at LIBOR plus         % before a possible         % penalty), the repayment of our revolving line of credit under our Senior Credit Facility in the amount of $          million (assuming an interest rate of         %), the repayment of our term loan under our Second Lien Credit Facility in the amount of $25.0 million (assuming an interest rate of         %) and the repayment of our Bonds in the amount of $          million (assuming an interest rate of         %)

	$		$
Elimination of amortization of deferred financing fees

Pro forma adjustment to income tax expense (benefit) reflects our conversion from a limited partnership to a corporation using the statutory rate of         %. For the year ended December 31, 2008, distributions of $28,170 were made to the partners for their income taxes which will not be made in the future

Total pro forma adjustment to income from continuing operations
Historical income from continuing operations		$41,023

Pro forma adjusted income from continuing operations	$		$

Pro forma earnings per share:
Basic(a)
Fully Diluted(a)

(a)   Computed assuming             weighted average basic and             weighted average fully diluted shares outstanding.

Selected consolidated financial data

Set forth below is our selected historical consolidated financial data. The selected historical consolidated financial data as of September 30, 2009 and for the nine months ended September 30, 2009 and 2008 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2008 and 2007, for the years ended December 31, 2008 and 2007, for the period April 27, 2006 through December 31, 2006 and for the period January 1, 2006 through April 26, 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2006 and as of and for the years ended December 31, 2005 and 2004 are derived from our audited consolidated financial statements not included in this prospectus.

Hirschfeld Holdings LP was formed to acquire substantially all of the operating assets of Hirschfeld, Inc. on April 27, 2006. The selected historical consolidated financial data for the periods prior to April 27, 2006 are considered to be those of our predecessor company.

The following information is qualified by reference to and should be read in conjunction with "Capitalization," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our historical financial data may not be indicative of our results of future operations.

	Successor					Predecessor
	(Unaudited) Nine months ended September 30,				Period from April 27, 2006 to December 31, 2006	Period from January 1, 2006 to April 26, 2006
			Years ended December 31,				Years ended December 31,
(in thousands)	2009	2008	2008	2007(3)			2005	2004

Statement of operations data:
Revenue	$239,535	$200,968	$282,699	$222,677	$141,017	$59,683	$196,440	$155,793
Cost of revenue	192,405	155,244	221,801	167,330	113,545	51,638	172,079	136,387

Gross profit	47,130	45,724	60,898	55,347	27,472	8,045	24,361	19,406
Selling, general and administrative	14,093	9,769	13,976	15,460	7,399	3,209	13,700	15,931
Restructuring expense	2,307	962	962	—	489	—	—	—
Asset impairment charge	—	—	—	—	—	—	242	3,146
Gain on contract settlement	—	—	—	(7,074)	—	—	—	—

Operating income	30,730	34,993	45,960	46,961	19,584	4,836	10,419	329
Interest expense	3,234	2,614	4,396	4,012	2,923	2,731	9,471	7,956
Other (income) expense, net	(158)	19	201	171	138	(695)	(473)	(803)
Income (loss) from continuing operations before income taxes	27,654	32,360	41,363	42,778	16,523	2,800	1,421	(6,824)
Provision for income taxes(1)	141	259	340	77	36	996	317	(1,129)
Equity in loss of nonconsolidated affiliate	52	—	—	—	—	—	—	—

Income (loss) from continuing operations	27,461	32,101	41,023	42,701	16,487	1,804	1,104	(5,695)
Loss from discontinued operations	9	7	41	138	64	71	344	1,768

Net income (loss)	27,452	32,094	40,982	42,563	16,423	1,733	760	(7,463)
Other financial data:
Adjusted EBITDA(2)	34,772	37,161	48,797	49,344	20,226	5,683	13,507	6,026
Capital expenditures	3,707	2,727	4,970	7,244	4,025	162	1,079	1,450
Balance sheet data:
Cash and cash equivalents	384		3,006	727	633		867	1,010
Total assets	157,501		202,157	130,514	116,281		177,074	149,139
Total debt including current portion	40,525		55,967	29,989	26,087		72,234	59,177
Total partners' capital/ stockholders' equity	68,538		56,076	43,837	49,034		35,725	33,838

(1)   Income taxes for the periods subsequent to April 26, 2006 relate primarily to entity-level franchise taxes and income taxes related to our foreign corporate subsidiary since, as a partnership entity, taxes on income from our operations are generally liabilities of the individual partners.

(2)   Our definition of Adjusted EBITDA is the same as the definition in our Senior Credit Facility and is the one we use in evaluating our performance and compliance with our financial covenants under that agreement. Adjusted EBITDA represents (i) net income (loss) before gains or losses on the sale of assets other than in the ordinary course of business, the deduction of interest expense, income taxes (benefit) and depreciation and amortization expense plus or minus (ii) any non-cash losses or gains which have been subtracted or added in calculating net income related to the ownership interest in Martifer-Hirschfeld Energy Systems plus or minus (iii) any other non-cash charges or gains included in the calculation of net income plus (iv) transaction fees and expenses in an aggregate amount not to exceed $3.0 million related to debt refinancing plus (v) Martifer-Hirschfeld Energy Systems cash distributions. We have included Adjusted EBITDA in this prospectus to provide investors with a supplemental measure of our operating performance and offer insight into our compliance with our financial covenants. We believe Adjusted EBITDA is an important measure of operating performance because it eliminates items that we believe have less bearing on our operating performance and highlights trends in our business that may not otherwise be apparent when relying solely on GAAP financial measures.

Adjusted EBITDA is not a presentation made in accordance with GAAP. When evaluating our results, you should not consider Adjusted EBITDA in isolation of, or as a substitute for, measures of our financial performance as determined in accordance with GAAP, such as net income. Adjusted EBITDA has material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. Because other companies may calculate Adjusted EBITDA differently than we do, Adjusted EBITDA, as presented in this prospectus, may not be comparable to similarly-titled measures reported by other companies.

The following table reconciles net (loss) income to Adjusted EBITDA for the periods presented:

	Successor					Predecessor
	(Unaudited) Nine months ended September 30,		Years ended December 31,		Period from April 27, 2006 to December 31, 2006	Period from January 1, 2006 to April 26, 2006	Years ended December 31,
(in thousands)	2009	2008	2008	2007			2005	2004

Adjusted EBITDA reconciliation:
Net income (loss)	$27,452	$32,094	$40,982	$42,563	$16,423	$1,733	$760	$(7,463)
Income tax expense (benefit)	141	259	340	77	36	996	317	(1,129)
Interest expense	3,234	2,614	4,396	4,012	2,923	2,731	9,471	7,956
Goodwill write-off and asset impairment	1,520	—	—	—	—	—	242	3,146
Depreciation and amortization	2,462	2,189	3,075	2,438	1,001	818	2,864	3,560
Equity in loss of non-consolidated affiliate	52	—	—	—	—	—	—	—
Less: Gains (losses) on sale of assets	89	(5)	(4)	(254)	157	595	147	44

Adjusted EBITDA	34,772	37,161	48,797	49,344	20,226	5,683	13,507	6,026

(3)   Reflects the acquisition on February 21, 2007 of Grand Junction Steel for a total purchase price of $4.0 million.

Management's discussion and analysis of
financial condition and results of operations

The following discussion of our financial condition and results of operations should be read with our consolidated financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the "Risk factors" and "Forward-looking statements" sections of this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We are a leading integrated provider of highly-engineered steel components for infrastructure applications. With strategically located operations in the high-growth southwestern and southeastern regions of the United States, we serve a wide range of attractive markets, including bridge, renewable, nuclear and traditional energy, and general industrial and commercial construction.

Our products include plate girders, box girders, trusses, engineered beams, mill-rolled shapes and other formations of highly-engineered structural steel. Our products are also expected to include wind towers upon completion of our joint venture's production facility expected in the first quarter of 2010. As an integrated provider of engineered steel components, our services include the cutting and welding of steel plates, the application of multiple protective coating systems on the processed steel and the transportation of the finished product to project sites for erection.

With a history that dates back to 1919, we believe we have a well-established brand name and strong reputation in the markets we serve that distinguish us from our competitors.

General trends and outlook

The three primary economic drivers of our business are:

•
federal, state and local government funding levels;

•
the overall health of the U.S. economy; and

•
population growth in the regions we serve and the resulting private and public infrastructure development.

Our bridge segment, from which we have historically derived the majority of our revenue, is particularly dependent on federal, state and local government funding levels, as well as population growth that drives public infrastructure development. In our bridge segment, we anticipate that growth will result, in significant part, from substantial government spending connected to the next federally-funded highway bill, the ARRA and coordinated state efforts designed to support U.S. economic expansion. Another factor that could positively impact the outlook for our bridge segment is a possible increase in the relative use of steel as an alternative to concrete as the primary material in fabricating bridges. We anticipate that the recent decline in the cost of steel and, more importantly, the increased focus on bridge life cycle costs, which are generally believed to be lower for steel bridges than concrete, will create additional incentives to construct an increased percentage of steel bridges relative to concrete.

To a larger extent than our bridge segment, our E&I segment has been and continues to be adversely impacted by the overall health of the U.S. economy. While the backlog for our E&I segment has declined significantly as a result of the latest economic recession, we have recently observed an increase in private sector bidding activity in our E&I segment that we anticipate will translate into backlog growth during the first half of 2010. We believe this increased bidding activity is a sign of improved market conditions in the U.S. economy, although we cannot be sure when we will begin to experience such increased backlog and ultimately revenue. We anticipate that our wind tower joint venture, once it becomes operational, will be primarily impacted by factors similar to those impacting our E&I segment, as well as growth in demand for renewable power.

Our strategy includes the maintenance of a flexible manufacturing base capable of shifting resources between our bridge and E&I segments to maximize our performance over the course of economic cycles. For example, our heavy fabrication facility in San Angelo, Texas is designed to efficiently fabricate either girders for our bridge segment or structural steel for our E&I segment. This manufacturing flexibility allows us to concentrate on projects with higher margins based on current demands. Our facilities are located in close proximity to each other to facilitate our flexibility in operating levels and we operate multiple small facilities rather than a few large plants providing us with the ability to temporarily close and re-start operations relatively quickly and efficiently.

We may also consider sub-fabricating our E&I products in foreign markets and have explored specific opportunities to do so in China. We believe we can effectively oversee and manage sub-fabrication operations in China by developing tight controls to address the additional risks associated with implementing this strategy. We believe sub-fabrication will be an important part of our multi-tier strategy to reduce our costs and remain competitive in the future.

We believe that our ability to target and win project work from diverse end markets, in combination with our flexible manufacturing capacity, have allowed us to maintain our profitability over the course of the recent economic downturn, and have also positioned us well to take advantage of improving conditions going forward. We believe that population growth in our core southeastern and southwestern markets will continue to exceed growth in other regions of the United States. We believe we will benefit from this trend and the resulting infrastructure investment, given our strategic positioning in these markets.

Backlog

Backlog is a measure of our anticipated revenue based on commitments from our customers. Our backlog provides a measure of visibility into anticipated revenues, profitability and capacity utilization for the coming months. The size of our backlog, measured in anticipated revenue and managed internally by capacity utilization and profitability, drives our bidding and pricing decisions. While the backlog in our bridge segment has historically been relatively stable, the backlog for our E&I segment has been more volatile, based primarily on the economic environment and the size and stage of completion of our larger projects.

Our E&I backlog is subject to additional volatility not experienced by our bridge segment due to the diverse nature of the projects we target. As noted elsewhere in this prospectus, we pursue a strategy focusing on large and complex projects where we have substantial competitive advantages and believe we can attain higher margins. Our E&I segment will typically have fewer jobs in its backlog, each with a higher dollar value, as compared to our bridge segment. Consequently, our E&I backlog can change significantly based on the change in status of a select number of large projects. We pursue a patient and disciplined approach to building our backlog based on maximizing profitability instead of maintaining high capacity utilization.

We believe the primary factors that have influenced the recent decline in our E&I backlog have been the recent global economic downturn together with the delay of two large projects in Las Vegas, Nevada. While the backlog for our E&I segment has decreased during the course of 2009, we have observed a recent increase in our bid level activity and expect to see that activity positively impact backlog growth in the E&I segment during the first half of 2010.

Pricing and demand for raw materials

Steel is the primary material used in the fabrication of our products and represents a significant component of our overall cost of revenue. Steel purchases represented approximately 56.0% and 50.6% of our cost of revenue for the nine months ended September 30, 2009 and the year ended December 31, 2008, respectively. The price of steel is directly affected by international, national and local trends in production and consumption.

During the bid estimating process, our experienced estimators calculate the quantity, quality and other specifications for the steel required for each project, and incorporate this information into our purchasing plan to seek a low delivered cost of steel. Given our long and successful history and the scale of our purchases from steel mills, we believe we are able to obtain competitive pricing compared to prices offered by intermediaries such as steel service centers and warehouses. In all cases, pricing is subject to market conditions and other factors discussed in more detail below.

We seek competitive bids from multiple mills in order to obtain a low delivered cost of steel to our plants. The final figure we estimate for costs of materials in our bids is adjusted to reflect anticipated price increases and tailored to the different types of steel used by each segment.

Bridge.    There are a limited number of mills capable of supplying the types of plate steel typically required by our bridge segment. In some cases, there is only one mill that can supply the appropriate steel specifications, including width, thickness and grade, required by a project. In addition, current federal guidelines require that all steel used on bridges funded by SAFETEA-LU must be manufactured in the United States. It is our experience that the mills supplying plate steel for our bridge segment will provide fixed prices for up to 90 days in advance of purchase. We typically use the current price of plate steel as a base cost in our bidding process and add a percentage or dollar amount over and above the base price to hedge, in part, against possible plate steel price increases. The amount we add in excess of our anticipated base cost depends on many factors, including historical trends, current market conditions and our outlook for the steel market, including scrap steel prices, the length of time between the contract award date and the time when the steel will be needed in our plants for the particular project and competitive factors. In times of volatile or rising steel prices, we seek to obtain a larger spread above the base cost of steel in our contracts relative to periods of stable or declining steel prices.

E&I.    Unlike our bridge segment, there are a larger number of international and domestic steel mills from which we can purchase steel for our E&I segment. Once our estimators determine the quantity, quality and other specifications of the steel required for a bid, our procurement team obtains bids from multiple qualified mills. Our E&I segment has been able to obtain fixed forward price quotes from certain mills for up to two years in advance of purchase. We use these price quotes in our bidding estimates which results in little or no commodity price exposure. In the past, we have been required to pay a premium per ton for fixed long-term pricing and we pass this premium onto our customers in our estimates and final bid. On all other non-mill products, such as bolts and roof decking, we typically receive fixed price commitments.

Managing and hedging steel prices.    We manage and hedge against changes in steel prices in the following ways:

•
we purchase high volumes directly from steel mills to receive competitive pricing;

•
we can lock in plate steel prices for bridge projects up to 90 days in advance of purchase without minimum purchase obligations;

•
we can lock in steel prices for large E&I projects up to two years in advance of purchase without minimum purchase obligations;

•
we purchase steel inventory on an as-needed basis for specific projects that are in our backlog;

•
while not our preferred approach, during periods of high volatility, we can utilize our strong balance sheet to purchase and store steel inventory for specific projects in advance to lock in prices; and

•
occasionally, we are able to invoice our customers immediately for raw material purchases.

Although our bidding and hedging strategies may not always prove successful, in 2008, we witnessed significant volatility in steel prices without any significant negative impact on our gross profit due to the above steel procurement strategies. There is substantial uncertainty surrounding price trends for 2010 and 2011, but we will continue to seek to manage our exposure to these price changes by providing for price uncertainty in our estimating, scheduling, and contract bidding. We also intend to maintain a strong balance sheet as a competitive advantage in our efforts to manage our inventory and protect ourselves against adverse changes in steel prices.

Estimating and contract bidding process

We market our products and services primarily through an in-house sales force comprised of approximately 45 sales representatives, estimators, schedulers and support personnel who collaborate with DOTs, contractors and engineering firms, often at the early stages of bid development. We believe we have a strong track record of collaborating with the principal stakeholders of a project, starting at or before the bidding process, in an effort to reduce costs and improve project efficiency. We have observed that end users of our products are increasingly utilizing a design-build project delivery approach. Design-build project delivery delegates full project accountability to our contractor customers and seeks to maximize design quality, lower costs and shorten the project cycle through the collaboration of the principal stakeholders early in the estimating and bidding process. We believe we are well situated to take advantage of this trend and improve our opportunities for successful bidding because we have the resources to add significant value and offer substantial efficiencies in the early stages of project planning. In particular, we believe we can offer design and delivery advantages that can save significant amounts of time and reduce costs for a given project when we coordinate with all stakeholders during the initial planning stages.

We typically learn of bidding opportunities through our network of industry contacts or public notices. We have 14 people employed in our estimating process with an average of 15 years of industry experience. The estimating process begins with a formal bid invitation or request for quotation, or RFQ, typically from a contractor or, as is often the case, from several general contractors on the same project. The RFQ generally contains available information on the plans, specification, scope of work, schedule, bonding, contract terms and other conditions we must consider when submitting a bid.

Our experienced team analyzes materials, labor, paint, detailing, engineering services, project management, shipping, delivery and, when applicable, erection costs in order to develop a detailed cost-based evaluation for each project. We also evaluate the impact the project is expected to have on our working capital. A key factor in the estimating process is the timely and accurate analysis of the drawings and specifications for a project to ensure that our assessment of the quality and quantity of the materials and the labor necessary to meet the project specifications is sufficient and appropriate.

We use our industry experience and knowledge to calculate possible increases in costs, including materials and labor, in our estimating process. We believe we have experienced and capable estimators that produce highly accurate and comprehensive cost estimates reflecting the complete scope of work. In addition, all contracts require adherence to a schedule. Our ability to meet or improve on a contract's schedule can often result in savings to the general contractor or the end user and increase our profitability. Our estimators work closely with our project managers to ensure that we can meet or exceed the schedule requirements, including the erection of the steel.

Once the costs of a project have been developed and analyzed in a formal review process, we determine our estimated profit percentage using a customized model that factors in complexity, timing, scheduling, potential delays and other factors. The majority of our projects are awarded through a competitive bidding process and we will generally not submit a bid if our estimated profit margin for a particular project does not meet certain internal profit thresholds. It is common for our company to submit responses to RFQs on an identical project to several different contractors who are seeking our participation in the project.

After we submit a contract bid, the general contractor will typically be awarded the contract within 30 days of submission of the bid and we will typically enter into a binding contract or receive a notice to proceed within 30 days from the date the general contractor is awarded the project.

Legislative environment

As the public and private sectors continue to invest in U.S. infrastructure, we expect the diversity of our business model and our financial stability to position us to take advantage of new opportunities. Our E&I segment also is impacted by the level of infrastructure funding at the federal and state level, although to a lesser degree than our bridge segment. Several projects partially or wholly funded by the ARRA are currently out for bid to general contractors. We expect to bid on work to supply these contractors with steel during the balance of 2009 and into 2010. The ARRA legislation requires state DOTs to allocate all Phase I stimulus funding by March 2010. Additionally, we believe that Phase II of the ARRA will fund state departments of transportation projects in the first half of 2010. Congress is currently discussing the reauthorization of the surface transportation bill and both the current administration and Congress have acknowledged that the Highway Trust Fund will need another contribution from the general fund to keep the program solvent through 2009. The U.S. Senate, or the Senate, and the Obama Administration are currently seeking to extend current transportation programs for an 18-month period. The U.S. House of Representatives, or the House, has proposed a six-year reauthorization, although the current extension of authorization will expire on December 18, 2009. We cannot predict the outcome of future legislation.

As the U.S. economy recovers from the recent downturn, we expect to experience increased backlog and ultimately, increased revenue, in our E&I segment. In general, we expect the power generation market to drive future growth, including in the coal, gas and nuclear sectors, and higher levels of funding for government projects as a result of the ARRA. We also anticipate increased spending on nuclear-related projects including cleanup, enrichment and power generation, as additional regulatory permits are issued and funded by loans guaranteed under the 2005 Energy Policy Act.

We believe our wind tower joint venture may also benefit from future legislation. Several pieces of legislation are under consideration in Congress and in various states, which, if passed into law, could expand funding or create other fiscal incentives for greater use of renewable energy, including wind.

While we are actively monitoring federal and state funding policy discussions, the outcome of those decisions is still highly speculative and it is too early for us to know to what degree these decisions will impact our business.

Products and operational structure

Our reportable segments are primarily based upon our internal reporting structure organized by the end-user markets for our products. We categorize our operations into four operating segments: bridge, E&I, transportation and detailing. Our transportation and detailing segments are aggregated as these segments do not reach the threshold for separate presentation. In addition, we hold a 50% interest in our wind tower joint venture.

Our bridge segment specializes in the fabrication of large, custom-designed and complex bridge projects. This segment represented 57.4% of our revenue for the nine months ended September 30, 2009. Our bridge segment operates five modern, rail-served facilities in Texas, North Carolina, Virginia and Alabama, and incorporates engineering design technology, automated production and proprietary production management systems.

Our E&I segment specializes in the fabrication of large structural steel components for complex and time-sensitive projects such as nuclear, coal- and natural gas-fired power generation plants, drilling components for oil production in deep-sea environments, large aircraft hangars, government and military projects such as hospitals, and large-scale sports, entertainment and hospitality facilities. This segment represented 41.6% of our revenue for the nine months ended September 30, 2009. Our E&I segment operates three rail-served production facilities in Texas which, like our bridge facilities, incorporate engineering design technology, automated production and proprietary production management systems.

Our transportation segment manages a specialized fleet of bridge and E&I component hauling equipment consisting of approximately 60 tractors and 300 trailers that, among other functions, transport the fabricated steel products to project sites throughout the United States and also carries third-party goods and equipment.

Our detailing segment operates through our United Kingdom-based wholly-owned subsidiary, Consteel. Consteel provides us with detailing design conversion technology to translate engineering specifications into detailed shop drawings. In addition to supporting our operations, Consteel provides third parties, principally in the United Kingdom, with detailing, 3-D modeling and laser surveying services.

We formed our wind tower joint venture with Martifer in June 2009. Since its formation, our joint venture has commenced construction on a 200,000 square foot manufacturing facility in San Angelo, Texas, which we expect will be completed in the first quarter of 2010. By the end of 2012, we expect this facility to have capacity to fabricate 200 wind towers annually, with each tower being 80 to 100 meters tall and consisting of approximately 150 tons of engineered steel plate.

Operating results

Revenue.    We generate most of our revenues by fabricating structural steel products to customer specifications. Revenues from long-term construction contracts are recognized on the percentage-of-completion method. Revenues from sources other than long-term construction contracts are recognized upon completion of the project or as products are delivered. See "—Critical accounting policies and estimates" for a more complete discussion of our revenue recognition methodology.

Cost of revenue.    Our cost of revenue principally includes steel and other raw materials, as well as consumables and labor expenses for employees engaged in the manufacture of our products. Our cost of revenue also includes expenses such as bolts, paint, third-party detailing and erection services. Other significant cost of revenue components include depreciation, rent expense, utilities, repairs and maintenance, and freight.

Selling, general and administrative expenses. Our selling, general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, sales, estimating, information systems, human resources, accounting and other administrative personnel. It also includes professional fees consisting of legal, audit and tax services, office expenses, travel, depreciation and other general corporate expenses.

Other expense.    Other expense consists primarily of interest expense and bank charges.

Effects of becoming a public company

After completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act and the other rules and regulations of the SEC. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act. In addition, upon completion of this offering, we will become subject to the rules of the NYSE.

We are working with our outside legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures, internal control over financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting.

Compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management.

Critical accounting policies and estimates

The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions and conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements included in this prospectus.

Revenue and profit recognition for contracts

Our contracts with our customers are primarily "fixed price" or "fixed unit price." Fixed price contracts are priced on a lump-sum basis under which we bear the risk that we may not be able to perform all the work profitably for the specified contract amount. Under fixed unit price contracts, we are committed to provide materials or services required by a project at fixed prices per ton of fabricated steel. While the fixed unit price contract shifts the risk of estimating the quantity of units required for a particular project to the customer, any increase in our unit cost over the expected cost in the bid, whether due to inflation, inefficiency, faulty estimates or other factors, is borne by us unless otherwise provided in the contract. Fixed price contracts represented 95.4% of our contract backlog at September 30, 2009 and 93.8% of our contract backlog at December 31, 2008.

Our revenue is primarily derived from our fabricating, delivering and, in select projects, erecting the steel to our customer's specifications for infrastructure and other commercial projects. Revenues from contracts are recognized on the percentage-of-completion method with progress toward completion measured by the ratio of contract costs incurred to estimated total contract costs at completion. Revenues from sources other than contracts are recognized upon completion of the project or as products are delivered. Contract costs include all direct material and labor costs and certain indirect costs related to contract performance such as indirect labor, supplies, tools, repairs and depreciation costs. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income. The resulting adjustments are recognized in the period in which the revisions are determined. The asset "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

Change orders and claims are included in total estimated contract revenues when they can be reliably estimated and it is probable that the adjustment will be approved by the customer or realized. Provisions are recognized in our consolidated statements of income for the full amount of estimated losses on uncompleted contracts whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue.

The accuracy of our revenue and profit recognition in a given period is substantially dependent on the accuracy of our estimates of the cost to complete each project. Our cost estimates for all of our significant projects use a highly detailed "bottom up" approach. There are a number of factors that can contribute to changes in estimates of contract cost and profitability. The most significant of these include the completeness and accuracy of the original bid, costs associated with added scope changes, extended overhead due primarily to owner and weather delays, subcontractor performance issues, changes in productivity expectations, site conditions that differ from those assumed in the original bid (to the extent contract remedies are unavailable), and the availability and skill level of workers. The foregoing factors as well as the stage of completion of contracts in process and the mix of contracts at different margins may cause fluctuations in gross profit between periods and these fluctuations may be significant.

Allowance for doubtful accounts

We record an allowance for doubtful accounts based on specifically identified amounts that management believes might be uncollectible. We have a limited number of customers with individually large amounts due at any given balance sheet date. However, we have some protection against uncollectible accounts where we can make claims against payment bonds or enforce statutory lien rights. If bond claims or lien rights are allowed to expire or if the amount is disputed by the customer or the surety and all attempts to collect a receivable have failed, the receivable is written off against the allowance. Our allowance for doubtful accounts amounted to $2.0 million, $1.5 million and $3.2 million at September 30, 2009, and December 31, 2008 and 2007, respectively. The allowance for doubtful accounts is recorded as a charge to cost of revenue for contract disputes, the primary cause of an uncollectible amount.

Inventory valuation

Inventories, comprised of raw material stock, are stated at the lower of cost, using the specific actual cost, or market. We record an inventory reserve, which represents the difference between the cost of the inventory and its estimated market value. Materials are charged to the specific jobs at cost. The amount of job ordered material determined to be installed on a specific job is based on the ratio of direct labor hours incurred to direct labor hours estimated on the job. The amount of the purchased material that exceeds the percent of labor utilized is recorded as uninstalled inventory. The total amount of uninstalled inventory is reflected in cost and estimated earnings in excess of billings on uncompleted contracts.

Impairment of long-lived assets

Long-lived assets are reviewed for impairments whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such assets to future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets held for sale are reported at the lower of the carrying amount or fair value less selling costs.

Results of operations

Comparative financial summary

Revenue (in millions)

Successor											Predecessor
	(Unaudited) Nine months ended September 30,
					Year ended December 31, 2008		Year ended December 31, 2007		April 27 to December 31, 2006		January 1 to April 26, 2006
	2009		2008
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

Bridge	$137.5	57.4	$114.7	57.1	$152.9	54.1	$147.8	66.4	$86.1	61.1	$35.9	60.1
E&I	99.8	41.6	82.7	41.1	125.3	44.3	69.8	31.3	50.6	35.9	21.7	36.4
Other	2.2	1.0	3.6	1.8	4.5	1.6	5.1	2.3	4.3	3.0	2.1	3.5

Total	$239.5	100.0	$201.0	100.0	$282.7	100.0	$222.7	100.0	$141.0	100.0	$59.7	100.0

Backlog (successor) (in millions)

	September 30, 2009	December 31, 2008	December 31, 2007	December 31, 2006

Bridge	$131.1	$148.7	$146.4	$112.5
E&I	60.2	125.1	146.6	101.6

Cost of revenue (in millions) and gross profit %

Successor											Predecessor
	(Unaudited) Nine months ended September 30,
					Year ended December 31, 2008		Year ended December 31, 2007		April 27 to December 31, 2006		January 1 to April 26, 2006
	2009		2008
	Amount	GP %	Amount	GP %	Amount	GP %	Amount	GP %	Amount	GP %	Amount	GP %

Bridge	$111.6	18.8	$93.9	18.1	$126.7	17.1	$112.9	23.7	$66.4	22.9	$30.0	16.4
E&I	80.1	19.7	60.2	27.2	93.2	25.6	52.7	24.5	43.4	14.2	19.7	9.2
Other	0.7	68.2	1.1	69.4	1.9	57.8	1.7	66.6	3.7	13.9	1.9	9.5

Total	$192.4	19.7	$155.2	22.8	$221.8	21.5	$167.3	24.9	$113.5	19.5	$51.6	13.6

Nine months ended September 30, 2009 (successor) compared to nine months ended September 30, 2008 (successor)

Revenue.    Revenue was $239.5 million for the nine months ended September 30, 2009, an increase of $38.5 million, or 19.2%, from revenue of $201.0 million for the same period of 2008. The bridge segment revenue was $137.5 million for the nine months ended September 30, 2009, an increase of $22.8 million, or 20.0%, from revenue of $114.7 million for the same period of 2008. This increase was attributable to revenue related to certain large highway projects including one large project in Pennsylvania that reflected higher revenues due to higher steel pricing included in the bid price. Revenue within the E&I segment was $99.8 million for the nine months ended September 30, 2009, an increase of $17.1 million, or 20.6%, from revenue of $82.7 million for the same period of 2008. This increase was attributable to further completion of work related to the expansion of the McCarran Airport in Las Vegas, Nevada, and activities related to the initial start-up of a military hospital in San Antonio, Texas. Revenue in the transportation and detailing segments was $2.2 million for the nine months ended September 30, 2009, a decrease of $1.4 million, or 38.8%, from revenue of $3.6 million for the same period of 2008. This decrease was attributable to reduced transportation services and detailing services performed for third parties.

Backlog in the bridge segment was $131.1 million at September 30, 2009, a decrease of $17.6 million, or 11.8%, from $148.7 million at December 31, 2008, due to delays in the awarding of bridge projects as a result of delays in funding at the state level, particularly in the State of Texas. In addition, backlog declined due to completion of work in preparation for the closing of our facility in Grand Junction, Colorado. These declines were partially offset by increases in backlog associated with our North Carolina operations due to a $30 million contract award. Backlog in the E&I segment was $60.2 million at September 30, 2009, a decrease of $64.9 million, or 51.9%, from $125.1 million at December 31, 2008, due to the slowdown in the U.S. economy and the further progress on two large projects in the hospitality industry.

Cost of revenue and gross profit.    Cost of revenue was $192.4 million for the nine months ended September 30, 2009, an increase of $37.1 million, or 23.9%, compared to $155.3 million for the same period of 2008. The increase is consistent with the increased revenue. The overall gross profit percentage was 19.7% for the nine months ended September 30, 2009, a decrease of 3.1%, compared to 22.8% for the same period of 2008. The gross profit percentage in the bridge segment was 18.8% for the nine months ended September 30, 2009, an increase of 0.7%, compared to 18.1% for the same period of 2008, due primarily to lower steel prices in 2009. As steel prices declined in 2009, we benefited from lower costs of goods sold while maintaining our pricing in fixed-price contracts that were awarded earlier. Gross profit in the E&I segment was 19.7% for the nine months ended September 30, 2009, a decrease of 7.5%, compared to 27.2% for the same period of 2008, due primarily to the impact of the two large hospitality projects that were delayed in late 2008, but which represented significant production and profitability in the first nine months of 2008. The two hospitality projects were started in late 2007 with high profit margin work performed in 2008 until work was halted at the contractor's request. No substantial work was performed in 2009.

Selling, general and administrative expenses.    Selling, general and administrative expenses were $14.1 million for the nine months ended September 30, 2009, an increase of $4.3 million, or 43.8%, compared to $9.8 million for the same period of 2008. This increase was primarily due to an increase in the amount of management bonuses of $2.2 million based on company performance and salary and benefit cost increases of $1.1 million relating to wage and headcount increases, with the balance of the increase primarily related to professional fees and other costs.

Restructuring expense.    During the nine-month period ended September 30, 2009, we made the decision to cease operations at our Grand Junction, Colorado facility. The costs associated with this restructuring were $2.3 million, including $1.5 million for the write-off of goodwill, and the balance primarily related to severance costs. During the same period of 2008, restructuring expenses were $1.0 million, which consisted of professional fees.

Interest expense.    Interest expense was $3.2 million for the nine months ended September 30, 2009, an increase of $0.6 million, or 23.1%, compared to $2.6 million for the same period of 2008, due to the commencement of interest payments under our Second Lien Credit Facility.

Year ended December 31, 2008 (successor) compared to the year ended December 31, 2007 (successor)

Revenue.    Revenue was $282.7 million for the year ended December 31, 2008, an increase of $60.0 million, or 26.9%, compared to $222.7 million for the prior year. The bridge segment revenues were $152.9 million for the year ended December 31, 2008, an increase of $5.1 million, or 3.4%, from $147.8 million for the prior year. The E&I segment revenue was $125.3 million for the year ended December 31, 2008, an increase of $55.5 million, or 79.5%, from $69.8 million for the prior year, due primarily to work performed under two large contracts in the hospitality industry. Much of the E&I segment's work was derived from projects in our backlog from the prior year, delaying the impact of the slowdown in the economy. The transportation and detailing segments' revenue declined by $0.5 million, or 11.8%, due to a reduction in the engineering services provided to external customers attributable to increased internal consumption of the services.

Backlog in the bridge segment was $148.7 million at December 31, 2008, an increase of $2.3 million, or 1.5%, compared to $146.4 million at December 31, 2007. Backlog in the E&I segment was $125.1 million at December 31, 2008, a decrease of $21.5 million, or 14.6%, as compared to $146.4 million at December 31, 2007, due primarily to completion of two nuclear projects and the further completion of the two aforementioned hospitality jobs.

Cost of revenue and gross profit.    Cost of revenue was $221.8 million for the year ended December 31, 2008, an increase of $54.5 million, or 32.6%, compared to $167.3 million for the prior year. Overall gross profit percentage was 21.5% for the year ended December 31, 2008, a decrease of 3.4% compared to 24.9% for the prior year due primarily to declines in the profitability of the bridge segment. The gross profit percentage in the bridge segment was 17.1% for the year ended December 31, 2008, a decrease of 6.6%, compared to 23.7% for the prior year primarily due to increasing steel prices and an increase in competitiveness in the bid process. The gross profit percentage in our E&I segment was 25.6% for the year ended December 31, 2008, an increase of 1.1% compared to 24.5% for the prior year. The E&I segment was not as affected by the steel price increases, which reflects our ability to manage steel price increases in this segment by more frequently fixing our costs with the contract bid submission as compared to our bridge segment. The E&I segment also experienced labor efficiencies for the year ended December 31, 2008. The transportation and detailing segments' cost of revenue increased by $0.2 million.

Selling, general and administrative expenses.    Selling, general and administrative expenses were $14.0 million for the year ended December 31, 2008, a decrease of $1.5 million, or 9.7%, compared to $15.5 million for the prior year. This decrease was due to a reduction in the amount of management bonuses of $1.5 million, $0.3 million of professional fees incurred in 2007, and $0.5 million of Consteel foreign currency transaction gains. This decrease was offset by increases in salaries and benefits of $0.8 million.

Gain on contract settlement.    During the year ended December 31, 2007, we received a $7.1 million contract settlement, net of costs, related to a contract claim with a customer in connection with a delayed project that caused damages to us in 2004 through 2006.

Financial restructuring charges.    Financial restructuring charges of $1.0 million during the year ended December 31, 2008 were primarily professional service fees.

Interest expense.    Interest expense was $4.4 million for the year ended December 31, 2008 and $4.0 million for the year ended December 31, 2007. The $0.4 million increase was due to increased borrowings under the revolving credit loan.

Year end December 31, 2007 (successor) compared to the year ended December 31, 2006 (combined successor and predecessor)

We are presenting our results from operations for the period from April 27, 2006 through December 31, 2006 (successor) and the period from January 1, 2006 through April 26, 2006 (predecessor) on a combined basis because of the following reasons:

•
for both periods, the financial statements of our predecessor and successor present the results of operations generated from the same manufacturing facilities, selling to the same customer base and operated by the same management team;

•
the reduction in basis related to our equity sponsor's acquisition of our company caused monthly depreciation and amortization to change by less than $0.1 million; and

•
both our predecessor and successor utilized the same accounting policies during both periods, except those related to the fact that the successor was a partnership for tax purposes while the predecessor was a corporation.

Revenue.    Revenue was $222.7 million for the year ended December 31, 2007, an increase of $22.0 million, or 11.0%, compared to $200.7 million for the prior year. The bridge segment revenue was $147.8 million for the year ended December 31, 2007, an increase of $25.8 million, or 21.1%, compared to $122.0 million for the prior year. This increase was due primarily to the acquisition of our Grand Junction, Colorado facility in early 2007 with revenues of $15.4 million. The E&I segment revenue was $69.8 million for the year ended December 31, 2007, a decrease of $2.5 million, or 3.6%, compared to $72.3 million for the prior year. This decrease was due primarily to our decision to focus on higher margin projects in 2007.

Backlog in the bridge segment was $146.4 million at December 31, 2007, an increase of $33.9 million, or 30.1%, compared to $112.5 million at December 31, 2006, due to the acquisition of our Grand Junction, Colorado facility and to increasing steel costs included in our project bids. Backlog in the E&I segment was $146.6 million at December 31, 2007, an increase of $45.0 million, or 44.2%, compared to $101.6 million at December 31, 2006, due to the awarding of two large projects in the hospitality industry.

Cost of revenue and gross profit.    Cost of revenue was $167.3 million for the year ended December 31, 2007, an increase of $2.2 million, or 1.3%, compared to $165.1 million for the prior year. Our bridge segment cost of revenue was $112.9 million for the year ended December 31, 2007, an increase of $16.5 million, or 17.2%, compared to $96.4 million for the prior year, due primarily to the acquisition of our Grand Junction facility, which had costs of revenue of $14.2 million. Our E&I segment cost of revenue was $52.7 million for the year ended December 31, 2007, a decrease of $10.4 million due to our decision to focus on higher margin jobs beginning in 2007. This resulted in an increase in the gross profit percentage to 24.9% for the year ended December 31, 2007, an increase of 6.9% compared to 18.0% in 2006.

Selling, general and administrative expenses.    Selling, general and administrative expenses were $15.5 million for the year ended December 31, 2007, an increase of $4.9 million, or 46.2%, compared to $10.6 million for the prior year. This increase was primarily due to $0.4 million from the addition of our Grand Junction, Colorado facility personnel and other expenses and a $1.6 million increase in management bonuses. The balance of the increase was due to additional personnel and related costs and professional services.

Gain on contract settlement.    During the year ended December 31, 2007, we received a $7.1 million legal settlement, net of costs, related to a contract claim with a customer for a delayed project that caused damages to our company in prior years. There were no such settlements in 2006.

Financial restructuring charges.    In 2006, there was a $0.5 million restructuring charge related to the financial reorganization as a result of the investment in our company by our equity sponsor.

Interest expense.    Interest expense was $4.0 million for the year ended December 31, 2007, a decrease of $1.6 million, or 28.5%, compared to $5.6 million for the prior year. This decrease was due to lower outstanding debt balances during 2007 as a result of lower working capital requirements.

Liquidity and capital resources

Cash flows

Operating activities

During the nine months ended September 30, 2009, net cash provided by operating activities was approximately $37.7 million. The primary sources of our net cash provided by operating activities included: approximately $27.5 million of net income and a decrease in net operating assets and liabilities totaling approximately $5.7 million, depreciation and amortization of approximately $3.2 million and a goodwill impairment loss of $1.5 million. The principal changes in net operating assets and liabilities were as follows: a $7.2 million decrease in contract and other receivables due to collection of receivables on jobs, an $18.9 million net decrease in billings related to costs and estimated earnings on uncompleted contracts due largely to a reduction in the number and size of projects in process, a $2.6 million decrease in prepaid expenses and other assets, offset by a $23.1 million decrease in accounts payable and accrued liabilities primarily relating to the payment for steel purchases.

During the nine months ended September 30, 2008, net cash provided by our operating activities was approximately $4.0 million. Cash provided by our operating activities primarily included: net income of $32.1 million and depreciation and amortization of approximately $2.5 million offset by an increase in net operating assets and liabilities totaling approximately $30.6 million. The principal changes in net operating assets and liabilities were as follows: a $30.1 million increase in accounts receivable reflecting the increased level of billing based on fabrication activity, a $7.6 million decrease in accounts payable and accrued liabilities offset by a $4.3 million net decrease in billings related to costs and estimated earnings on uncompleted contracts due to the timing of contracts in progress, a $2.6 million decrease in prepaid expenses and other assets consisting primarily of prepaid insurance and a $0.3 million decrease in inventories.

During the year ended December 31, 2008, net cash provided by operating activities was approximately $14.0 million. The primary sources of our net cash provided by operating activities included: approximately $41.0 million of net income, offset by an increase in net operating assets and liabilities totaling approximately $31.4 million, depreciation and amortization of approximately $3.7 million and an increase in the liability related to the interest rate swap of approximately $0.7 million. The principal changes in net operating assets and liabilities were as follows: a $36.0 million increase in contract and other receivables due to the timing of billings on certain large jobs, a $13.3 million net increase in billings related to costs and estimated earnings on uncompleted contracts also due to the timing of steel purchases directly related to jobs and the timing of billings, a $0.7 million increase in inventories, a $0.6 million increase in prepaid expenses and other assets, offset by a $19.2 million increase in accounts payable and accrued liabilities primarily relating to increased steel purchases. In 2008, the price of steel was increasing rapidly and was difficult to obtain due to high demand. In order to minimize the impact of rising prices and to ensure availability for our contracts, we purchased our contract requirements and included those costs in costs and estimated earnings in excess of billings on uncompleted contracts or in billings when we are able to bill for material purchases under the terms of the contract.

During the year ended December 31, 2007, net cash provided by our operating activities was approximately $50.4 million. Cash provided by our operating activities primarily included: net income of $42.6 million, a decrease in net operating assets and liabilities totaling approximately $4.7 million, and depreciation and amortization of approximately $2.8 million. The principal changes in net operating assets and liabilities were as follows: a $3.9 million net decrease in billings related to costs and estimated earnings on uncompleted contracts due to the timing of contracts in progress, a $1.9 million decrease in inventory due to utilization in several large contracts, a $4.4 million decrease in accounts receivable reflecting customer payments on these contracts offset by a $1.5 million increase in prepaid expenses and other assets consisting primarily of prepaid insurance, and a $4.0 million decrease in accounts payable and accrued liabilities.

Net cash provided by our operating activities for the period April 27, 2006 through December 31, 2006 of $33.7 million related primarily to net income of $16.4 million, decreases in net operating assets of $15.7 million and depreciation and amortization of $1.2 million. The decrease in net operating assets included increases in accounts payable and accrued liabilities of $9.2 million due to increase in management bonuses of $3.2 million with the remainder being due to increases in payables arising from increased steel purchases and other expenses, decreases in contract and other receivables of $7.4 million due to increased collections and decreases in billings related to costs and estimated earnings on uncompleted contracts of $0.5 million due to the timing of billings on contracts offset by increases of $0.4 million in inventories due to timing of materials installation and an increase of $1.0 million in prepaid expenses and other assets.

During the period January 1 through April 26, 2006, net cash used in our operating activities was approximately $0.2 million, resulting primarily from net income of $1.7 million and depreciation and amortization of $1.1 million offset by increases from net operating assets and liabilities totaling $2.1 million and a non-cash gain on sale of assets of $0.6 million and deferred taxes of $0.3 million. The principal changes in net operating assets and liabilities were as follows: a $1.1 million decrease in inventory relating to a focus on reducing inventory levels, a $2.1 million decrease in accounts receivable reflecting decreased fabrication and billings and a $5.5 million increase in accounts payable and accrued liabilities.

Investing activities

During the nine months ended September 30, 2009, net cash used in investing activities was approximately $8.4 million. The principal activities were the investment of $4.9 million in our wind tower joint venture and $3.7 million of purchases of equipment to support our operations offset by approximately $0.2 million of insurance proceeds received from an equipment casualty settlement.

For the nine months ended September 30, 2008, net cash used in investing activities was approximately $2.8 million principally from the purchase of $2.7 million of equipment for our facilities.

Our net cash used in investing activities during the year ended December 31, 2008, was approximately $5.0 million and primarily related to investments in the purchase of new equipment and tools to support our increased fabrication activities and ongoing operations.

Our net cash used in investing activities during the year ended December 31, 2007, was approximately $9.7 million of which $7.2 million related to investments at our existing fabrication facilities and $3.9 million related to the acquisition of our Grand Junction operations. In addition, we received proceeds from the sale of equipment related to a sale/leaseback agreement of approximately $1.5 million.

Cash flows provided by investing activities for the period April 27, 2006 through December 31, 2006, consisted of purchases of property, plant and equipment of $4.0 million primarily related to a girder shop expansion offset by proceeds from the sale of the Greensboro corporate office and E&I structural fabrication plant of $1.9 million. Additionally, $5.8 million was provided by the sale of the discontinued operations of Hirschfeld Steel and Supply.

Our net cash provided by investing activities during the period January 1, 2006 through April 26, 2006 was $0.2 million related primarily to the proceeds from sale of assets.

Capital expenditures

We are currently budgeting capital expenditures for 2009 of approximately $6.5 million, of which $3.5 million has been spent as of September 30, 2009, to increase our capacity and efficiency and support our ongoing fabrication operations. For the year ended December 31, 2010, we are budgeting $5.0 million for capital expenditures, the maximum currently permitted under our Senior Credit Facility.

Financing activities

Net cash used in financing activities during the nine months ended September 30, 2009 aggregated $32.0 million, which primarily represents the following:

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$15.2 million in partnership distributions;

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$6.5 million in scheduled and required payments against our long-term debt;

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$33.8 million in net repayments under our revolving credit agreement; offset by:

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$22.8 million (net of financing fees of $2.2 million) from the issuance of a second lien term loan; and

•
$0.7 million increase in bank overdraft balances.

Net cash used in financing activities during the nine months ended September 30, 2008 aggregated $1.1 million, which primarily represents the following:

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$23.5 million in partnership distributions;

•
$8.1 million in scheduled and required payments against our long-term debt;

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$1.0 million decrease in bank overdraft balances; offset by:

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$31.5 million in net advances under our revolving credit agreement.

Net cash used in financing activities during the year ended December 31, 2008 aggregated $6.7 million, which primarily represents the following:

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$28.2 million in partnership distributions;

•
$9.5 million in scheduled and required payments against our long-term debt;

•
$3.5 million decrease in bank overdraft balances; offset by:

•
$31.5 million in net borrowings under our revolving credit agreement; and

•
$3.0 million (net of financing fees of $0.2 million) from the issuance of notes.

Net cash used in financing activities for the year ended December 31, 2007 aggregated $40.6 million, which primarily represents the following:

•
$47.8 million in partnership distributions;

•
$6.6 million in scheduled and required payments against our long-term debt; offset by:

•
$7.0 million in net borrowings under our revolving credit agreement;

•
$3.5 million increase in bank overdraft balances; and

•
$3.2 million (net of financing fees of $0.3 million) from the issuance of notes.

Cash flows used in financing activities for the period April 27, 2006 through December 31, 2006 aggregated $36.7 million, which primarily represents the following:

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$6.7 million in partnership distributions;

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$13.1 million in scheduled and required payments against our long-term debt;

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$32.5 million of long-term debt repaid upon our acquisition;

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$16.9 million in net repayments under our revolving credit agreement; and

•
$3.9 million in financing and related fees paid offset by:

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$12.6 million of net proceeds from our partners in connection with our acquisition; and

•
$23.8 million of additional debt issued in connection upon our acquisition.

Net cash used in financing activities for the period January 1, 2006 through April 26, 2006 of $0.7 million consisted of $1.5 million of scheduled and required payments against our long-term debt and financing fees. These were offset by an increase in bank overdraft balances of $0.8 million.

Cash and working capital

As of September 30, 2009, we had $0.4 million in cash and equivalents, and $66.9 million of working capital. As part of our cash and working capital management, we maintain a revolving line of credit in an amount up to $70 million of which we had $30.5 million available for borrowing as of September 30, 2009. We apply all excess cash against this line to minimize our interest expense without sacrificing liquidity. From time to time we have short-term liquidity needs for the purchase of steel in order to minimize the impact of future anticipated price increases. We believe that our anticipated cash flow from operations, existing borrowing availability and our current cash balances, together with the net proceeds from this offering, will be sufficient to satisfy our current working capital and capital expenditure requirements for at least the 12-month period following this offering. We currently anticipate meeting our long-term capital and liquidity needs through a combination of cash flows from operations, our existing credit facility and future debt or equity financings.

For the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, we funded our working capital requirements and capital expenditures from net cash provided from operating activities, borrowings under our Senior Credit Facility, including both a term loan and a revolving line of credit and borrowings under our Second Lien Credit Facility. As of September 30, 2009 and December 31, 2008, we had working capital of approximately

$66.9 million and $38.8 million, respectively. The revolving credit line is classified as a current liability. Working capital without the revolving credit line was $72.8 million and $78.6 million as of September 30, 2009 and December 31, 2008, respectively.

Sources of liquidity

The revolving line of credit under our Senior Credit Facility has a capacity of $70.0 million with a $31.3 million sublimit for letters of credit. Our revolving loan borrowings as of September 30, 2009 and December 31, 2008 had an outstanding balance of $5.9 million and $39.7 million, respectively. As of September 30, 2009 and December 31, 2008, we had approximately $40.5 million and $56.0 million in total indebtedness, respectively. The interest rate on borrowings under our Senior Credit Facility follows a rate schedule based upon the total debt leverage ratio. The term loan under our Senior Credit Facility totals $3.0 million as of September 30, 2009. Both the revolving line of credit and the term loan bear interest at a floating rate based on either prime plus 1.0% to 2.0% or LIBOR plus 2.50% to 3.50%. The revolving line of credit matures on April 27, 2011, and may be extended for one-year renewal terms if agreed by the parties. The entire outstanding principal balance of the term loan must be repaid no later than December 31, 2010. The revolving line of credit and term loan under our Senior Credit Facility bore interest at the rate of 3.75% per annum as of December 31, 2008.

Effective June 11, 2009, we entered into our Second Lien Credit Facility for $25.0 million which remains outstanding at September 30, 2009. Our term loan under our Second Lien Credit Facility also follows a rate schedule based upon the ratio of total debt to total cash flow. Loan pricing ranges from prime plus 7.75% to 8.75% with a prime floor of 7.75% (15.5% at September 30, 2009) or LIBOR plus 10.25% to 11.25% with a LIBOR floor of 5.0% (15.25% at September 30, 2009). Our Second Lien Credit Facility matures on the earlier of June 11, 2014 or the termination or nonrenewal of our Senior Credit Facility.

Voluntary prepayments are permitted under the term loan under our Second Lien Credit Facility following the first-year anniversary of the closing date but are subject to a prepayment penalty of 3.0% if the term loan under our Second Lien Credit Facility is prepaid during the period from and including the first anniversary of the closing date through the date that is our second anniversary. No prepayment penalty is due on the term loan under our Senior Credit Facility if the revolving loans and our Senior Credit Facility remain outstanding.

Covenants contained in our credit facilities restrict our ability to, among other things, incur additional indebtedness, declare dividends, make capital expenditures, finance our future operations or capital needs and pursue available business opportunities. A breach of any covenant could result in a default under our Senior Credit Facility and our Second Lien Credit Facility. See "Description of certain debt." If a default occurs, our indebtedness under the Senior Credit Facility and our Second Lien Credit Facility could be declared immediately due and payable. For the period ended September 30, 2009 and the years ended December 31, 2008 and 2007, we were in compliance with all the covenants under our Senior Credit Facility, our Second Lien Credit Facility and our Bonds. See "Description of certain debt" and "Use of proceeds" for a further discussion of our Senior Credit Facility and our Second Lien Credit Facility.

Contractual obligations and commercial commitments

The following table summarizes our contractual and commercial obligations and commitments, as well as expected interest expenses, as of December 31, 2008:

	Payments due by period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Contractual obligations:
Long-term debt obligations (including interest)(1)	$15,243	$3,087	$5,974	$156	$6,026
Operating lease obligations	11,676	1,952	5,344	1,556	2,824
Standby letters of credit(2)	16,552	16,552	—	—	—
Purchase obligations(3)	30,503	30,463	40	—	—
Capital projects	1,741	1,741	—	—	—

Total	$75,715	$53,795	$11,358	$1,712	$8,850

(1)   Amounts reflect an interest rate based on December 31, 2008 of 3.75% on an outstanding balance of $6.9 million on the term loan under our Senior Credit Facility due April 2011. Amounts also reflect an interest rate of 1.3% on an outstanding balance of $6.0 million on our industrial development revenue bonds due May 2016. We anticipate paying these loans off with proceeds from this offering. The amounts reflected in the above table do not include (a) outstanding revolving credit borrowings under the Senior Credit Facility with a balance of $39.7 million at December 31, 2008, because it is considered a current obligation, or (b) the borrowings of $25.0 million under our Second Lien Credit Facility, which occurred in 2009.

(2)   Each of the standby letters of credit expire in 2009 and were issued under our Senior Credit Facility.

(3)   Purchase obligations include commitments under purchase orders primarily for raw materials for specific projects.

In addition to the above, the terms of our Martifer-Hirschfeld Energy Systems joint venture agreement require that we provide 50% of the required capital funding for the construction of the facility and purchase of equipment in the event that the joint venture is not able to obtain financing. Such additional investment in the joint venture would be required in 2010 if financing is not obtained. Our portion of the joint venture's budgeted capital expenditures for the remainder of 2009 and 2010 is approximately $9.7 million.

Seasonality

We do not experience seasonal variations in our quarterly results.

Quantitative and qualitative disclosures about market risk

We do not use financial instruments for speculative trading purposes, and do not hold any derivative financial instruments that could expose us to significant market risk. Our primary market risk exposures are changes in interest rates, foreign currency fluctuations and steel price fluctuations.

Commodity risk

While fluctuations in commodity prices, particularly steel prices, could materially alter our cost of materials, we seek to manage our risk by factoring in expected fluctuations in steel prices in each contract bid. A limited number of our contracts with customers permit the pass-through of price increases. Steel, our largest raw material expenditure, is not traded on any exchanges nor do the prices of these products correlate with other commodities that are actively traded on the commodity exchanges. Because we order our raw materials in conjunction with each contract, changes in the price of raw materials are managed through the bid process. We are typically able to obtain fixed pricing for periods of 3 to 18 months on a contract by contract basis at the time of bid submission. If the price of steel increases by $1.00 in a period where we were not able to obtain fixed pricing and did not utilize any of our other steel price management techniques that we describe elsewhere in this prospectus, our operating profit would decline by $1.00. The steel price risk is primarily limited to our bridge segment. If bridge material costs continue to represent approximately 57.6% of total cost of revenue for the bridge segment as they did in 2008, a 10% increase in steel prices would reduce by $6.9 million the operating income for the year ended December 31, 2008. During 2008, steel prices increased by approximately 82.1%, however, we were able to increase our gross profit as compared to 2007 by, among other things, effective application of our steel price management techniques. See "—Overview—Pricing and demand for raw materials" above for a further discussion of commodity risk.

Interest rate risk

Our credit facilities bear interest at a floating rate based on LIBOR or prime. Immediately following the completion of this offering, we expect to have no amounts outstanding under the revolving line of credit under our Senior Credit Facility and to have repaid in full and terminated the term loan under our Senior Credit Facility, our Bonds and, subject to obtaining the lenders' consent, our Second Lien Credit Facility. Assuming the December 31, 2008 outstanding balances under the revolving credit line and long-term debt, a 1.0% increase in the floating rates under our credit facilities would increase our annual interest expense by approximately $0.5 million. Fluctuations in interest rates are mitigated by an interest rate swap agreement with a notional value of $7.0 million that expires in July 2011.

Foreign currency risk

Our foreign operation in the United Kingdom utilizes the local currency and, as a result, we are subject to movements in foreign currency exchange rates. We are not currently a party to any foreign currency market risk-sensitive instruments, including debt instruments or derivatives, however we may in the future enter into forward foreign currency exchange or other derivative contracts to hedge our exposure to foreign currency exchange rates. We do not currently hedge any foreign currency exposure to offset the effects of changes in exchange rates.

We have detailing operations in the United Kingdom. Our foreign currency exposure gives rise to market risks associated with exchange rate movements primarily of the dollar against the British pound. For the year ended December 31, 2008, we generated 99.5% of our revenues and incurred 99.8% of our expenses in U.S. dollars and the remainder of our revenues in the British pound.

The approximate 8.6% change in the average exchange rate between the year ended December 31, 2008 and 2007 resulted in lower revenues of $0.1 million and had an insignificant effect on our expenses.

Recent accounting pronouncements

In April 2009, the FASB issued FSP 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, or FSP 141(R)-1. FSP 141(R)-1 amends and clarifies FASB Statement No. 141 (revised 2007), Business Combinations, to address application issues related to initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP 141(R)-1 was effective for us in the first quarter of 2009. We had no business combinations during the nine months ended September 30, 2009. The impact on the consolidated financial statements in future periods will be largely dependent upon the size and nature of any future business combinations that we may complete.

In April 2009, the FASB issued FSP 107-1 and Accounting Principles Board, or APB, 28-1, Interim Disclosures about Fair Value of Financial Instruments, or FSP 107-1 and APB 28-1. FSP 107-1 and APB 28-1 amend FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim and annual reporting periods of publicly traded companies. The FSP also amended APB Opinion No. 28, Interim Financial Reporting, to require these disclosures in summarized financial information at interim reporting periods. We adopted FSP 107-1 and APB 28-1 for our fiscal quarter beginning on April 1, 2009.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, or SFAS 165. SFAS 165 establishes the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The adoption of SFAS 165 did not have a material impact on our financial statements.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46R, or SFAS 167. SFAS 167 amends FIN 46R to require ongoing analysis to determine whether a company holds a controlling financial interest in a variable interest entity, or VIE. The amendments include a new approach for determining who should consolidate a VIE, requiring a qualitative rather than a quantitative analysis. SFAS 167 also changes when it is necessary to reassess who should consolidate a VIE. Previously an enterprise was required to reconsider whether it was the primary beneficiary of a VIE only when specific events had occurred. The new standard requires continuous reassessment of an enterprise's interest in the VIE to determine its primary beneficiary. We have determined that we have no interests with entities that qualify as a VIE.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, or SFAS 168. SFAS 168 establishes the FASB Accounting Standards Codification, or the Codification, which officially launched July 1, 2009, to become the source of authoritative GAAP, recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. Subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. Generally, the Codification is not expected to change GAAP. All other accounting literature excluded from the Codification will be considered nonauthoritative. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We have adopted this standard and have changed authoritative accounting literature references included in our financial statements to be in accordance with the Codification.

Business

Our company

We are a leading integrated provider of highly-engineered steel components for infrastructure applications. With strategically located operations in the high-growth southwestern and southeastern regions of the United States, we serve a wide range of attractive markets, including bridge, renewable, nuclear and traditional energy, and general industrial and commercial construction.

We provide safety-critical, highly-engineered structural steel components that must be manufactured to precise specifications and meet stringent quality standards. Our products typically are critical elements in the project completion timeline and often account for a substantial portion of the total materials cost of a project. We are one of only a select group of companies that maintains the substantial scale, project management capabilities, fabrication expertise and quality control required to provide coordinated manufacturing and delivery of complex steel components to project sites in an efficient and timely manner.

Our long-standing relationships extend beyond our customer base of leading infrastructure contractors to our diverse end-user base, which includes government entities, utilities, energy exploration companies and power producers, as well as hospitality and entertainment venue developers. These customers and end-users depend on our ability to consistently and reliably meet stringent quality, traceability, time and performance criteria required for successful execution of highly complex projects. In recent years, our sophisticated project management and manufacturing capabilities have become a critical source of competitive advantage, as customers in the end markets we serve have increasingly become subject to stringent governmental and independent self-regulatory requirements that mandate traceability of structural components and emphasize safety in general. Our facilities and fabrication processes are regularly subject to inspection and monitoring by our contractor customers and end users, as well as independent self-regulatory associations.

Our products include plate girders, box girders, trusses, engineered beams, mill-rolled shapes and other formations of highly-engineered structural steel. Our services include the cutting and welding of steel plates, the application of multiple protective coating systems on the processed steel plates and the transportation of the finished product to customer project sites for erection. With a history that dates back to 1919, we believe we have established ourselves as a leader with a strong brand name in the markets we serve. Our facilities are strategically positioned in areas of the United States with high population growth and expanding infrastructure requirements. The transportation costs and logistics associated with our products generally require production facilities to be located in relative close proximity to project sites.

For the nine months ended September 30, 2009, our revenue was $239.5 million and our operating income was $30.7 million, compared to sales of $201.0 million and operating income of $35.0 million for the equivalent period in 2008.

We operate in the following four segments and own a 50% stake in a wind tower fabrication joint venture:

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bridge;

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energy and infrastructure (E&I);

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transportation; and

•
detailing.

Bridge segment

Based on our understanding of available steel bridge projects in our core southeastern and southwestern markets during 2007 and 2008, we believe we are the largest bridge fabricator in these regions. This segment represented 57.4% of our revenue for the nine months ended September 30, 2009. We specialize in large, custom designed and complex projects. Our bridge segment operates five modern, rail-served facilities in Texas, North Carolina, Virginia and Alabama. Our extensive capabilities allow us to fabricate plate girders and box girders for most major types of highway and railroad bridge designs. These facilities incorporate engineering design technology, automated production and proprietary production management systems, which result in low operating costs, high throughput and flexible production capacity. We maintain all endorsements offered by the AISC. We also fabricate components to specifications established by AASHTO and the state DOTs that have jurisdiction over areas where we do business. Each of these organizations establishes standards for major steel bridges. We believe we are among a limited set of competitors in our core markets that are capable of executing large, complex and time-sensitive projects. Bridge sales in the eleven states we consider our core bridge markets represented 56.4% and 72.8% of our bridge revenue for the nine months ended September 30, 2009 and year ended December 31, 2008, respectively. Population growth in these eleven states is projected to be 47.6% from 2000 to 2030 versus population growth of 21.5% during the same period in the remaining states within the United States.

Energy and infrastructure segment

In our E&I segment, we are also a leading provider of highly-engineered structural steel components in our core regions, specializing in complex and time-sensitive projects such as:

•
coal- and natural gas-fired power generation plants;

•
nuclear-related facilities;

•
drilling components for oil production in deep-sea environments;

•
large aircraft hangars;

•
government and military projects; and

•
large-scale sports, entertainment and hospitality facilities.

Our E&I segment represented 41.6% of our revenue for the nine months ended September 30, 2009. Our E&I segment operates three modern, rail-served production facilities in Texas incorporating engineering design technology, automated production and proprietary production management systems. Over the past several years, we have refined our target markets to leverage our technical expertise and operational scale to secure higher-margin projects. Our nuclear components capabilities are supported by the stringent ASME's NQA-1 certification, placing us amongst a limited number of competitors eligible to bid for tonnage-intensive and potentially high-margin nuclear facility projects. We fabricate components on projects that meet the stringent requirements of various public and private organizations such as the AISC, the ABS, Det Norske Veritas, or DNV, a Norwegian-based standards certification organization, and numerous state and local codes including some that we believe to be the most rigorous in the United States.

Transportation and detailing segments

Transportation services.    The scale, weight and complexity of our products require specialized transportation and product handling, and our customers require reliability and tightly coordinated delivery to project sites. We manage a specialized fleet of hauling equipment, consisting of approximately 60 tractors and 300 trailers which, among other functions, transport our bridge and E&I products to project sites throughout the United States. Our transportation services division also carries third-party goods and equipment.

Detailing services.    Consteel, our United Kingdom-based wholly-owned subsidiary, provides us with the detailing design conversion technology to translate engineering specifications into detailed shop drawings. In addition to supporting our operations, Consteel provides third-party customers in the United Kingdom and continental Europe with detailing, 3-D modeling and laser surveying services.

Martifer-Hirschfeld Energy Systems

In June 2009, we entered into a joint venture agreement to fabricate wind towers with Martifer, a division of a leading, publicly-traded European manufacturer of components for the renewable energy sector. The joint venture is completing construction of a 200,000 square foot manufacturing facility in San Angelo, Texas, with capacity to manufacture approximately 200 wind towers annually. Martifer-Hirschfeld Energy Systems will combine our expertise in steel infrastructure manufacturing and Martifer's expertise in producing towers, coverings and gearboxes for wind turbines. Phase I construction of the joint venture's new wind tower facility is underway and is expected to be completed in the first quarter of 2010. Expansion flexibility has been designed into the facility, and capacity can be added based on market conditions. In addition, we are undertaking product development intended to expand our offerings in the wind tower market.

Sales and marketing

We market our products and services through an in-house sales force comprised of approximately 45 sales representatives, estimators, schedulers and support personnel who collaborate with state DOTs, contractors and engineering firms, often at the early stages of bid development. This allows us to identify and evaluate planned projects at early stages, consult with our customers and end users during the engineering and design process, and provides us with influence on and insight into project requirements. We employ a team of seasoned estimators who collaborate with our procurement and transportation departments to forecast material, freight and manufacturing costs to deliver accurate and competitive bids. Our project management group coordinates all aspects of each project to effectively manage drawings, fabrication, delivery and, in some cases, erection at project sites, according to proposed construction schedules. Our sales representatives have, on average, more than 25 years experience in our industry. We believe that our experienced sales team and our selling approach create a competitive advantage in the bidding process.

Industry

We sell our products and services into the North American bridge, energy and infrastructure end markets for both public and private entities. Competitive factors in the end markets in which we operate include:

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history of project execution (e.g., experience, cost control, schedule adherence and safety record);

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reputation and relationships with customers;

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geographic reach and breadth of capabilities;

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the availability of capable personnel;

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strength of financial position;

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the ability to obtain bonding; and

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price.

Bridge

According to the FHWA, there were over 601,000 bridges in the United States as of December 31, 2008. Bridges are constructed using steel, concrete, wood and masonry and are manufactured to accommodate varying loads, lengths, widths, heights and shapes. We primarily compete in the large-scale highway and railroad steel bridge market.

Nearly all bridges in the United States are built with either steel or concrete as the primary construction material. The decision to use steel or concrete for new bridge designs is based on span length, complexity of design, project schedule and life cycle costs. Structural engineers tend to choose steel over concrete in many applications due to life cycle cost savings, technical advantages and environmental benefits, including the ability to fabricate products from recycled steel and to qualify for Leadership in Energy and Environmental Design, or LEED, certification. Steel has advantages over concrete for bridges with longer spans or with curved sections. As a result, steel bridges tend to be more complex and larger than concrete bridges.

Cost savings associated with high performance steel bridges include material savings, lower erection costs, lighter foundation requirements and improved speed of construction. High performance steels can further increase the applications where steel bridges are more economical than concrete through lower material and life cycle costs, higher yield strengths and improved resistance to corrosion. We expect the use of steel for bridge construction will increase if highway overpasses become longer, high performance steel becomes more prevalent and the environmental benefits of steel over concrete gain greater importance.

Transportation-related legislation funding

Our bridge work is generally funded through federal and state authorizations. On August 10, 2005, SAFETEA-LU was signed into law. SAFETEA-LU was created by the federal government to address many of the challenges currently facing the domestic transportation system including improving safety, reducing traffic congestion, improving efficiency in freight movement, increasing intermodal connectivity and protecting the environment. SAFETEA-LU represents the largest surface transportation investment in the history of the United States and provides guaranteed funding for highways, highway safety and public transportation totaling $244.1 billion. The federal Highway Bridge Program, one of SAFETEA-LU's many highway programs, provided states an aggregate of approximately $21.6 billion to improve the condition of highway bridges through replacement, rehabilitation, systematic preventative maintenance and other measures. For the fiscal year ended September 30, 2009, the federal Highway Bridge Program was allocated approximately $4.5 billion, of which our eleven core bridge market states received $921.5 million.

Although the SAFETEA-LU highway bill was scheduled to expire on September 30, 2009, President Obama signed legislation on October 1, 2009, providing a one-month, stopgap extension through October 31, 2009. On October 29, 2009, Congress further extended the highway authorization through December 18, 2009. Discussions have commenced regarding the next federal highway bill, but a successor federal funding program has not yet been passed by Congress. There is still no agreement between the House and the Senate as to the appropriate successor program. The House Transportation and Infrastructure Committee is considering a large, six-year reauthorization bill that could effectively overhaul how the program is administered. In contrast, the Senate Environment and Public Works Committee is seeking to extend the current authorization for 18 months.

According to the U.S. Department of Transportation Conditions and Performance Report dated 2006, substantial increases in funding are needed to maintain the condition of roads and bridges, as allocated funding under SAFETEA-LU was not adequate to even maintain highway conditions.

On February 17, 2009, the ARRA was enacted by the federal government, authorizing $26.7 billion for highway and bridge construction. A significant portion of these funds are to be used for ready-to-go, quick spending projects for which contracts can be awarded quickly. States were required, subject to certain exceptions, to obligate 50% of the apportionment within 120 days or forfeit the funds not obligated. The second 50% of each state's apportionment must be obligated to specific projects within one year after its initial apportionment. As of September 1, 2009, approximately $18.0 billion had been obligated to specific projects by individual states, of which approximately $2.2 billion was obligated to bridge related projects including new construction, replacement and improvement, according to the U.S. Government Accountability Office analysis of FHWA data.

Large concentration of deficient bridges in our target coverage radius

As of December 2008, the FHWA considered 151,394 bridges, or approximately 25.2% of the total bridge count in the United States, to be structurally deficient or functionally obsolete. According to the FHWA and the FHWA's National Bridge Inspection Standards, bridges are considered to be structurally deficient if the deck, superstructure, substructure or culvert and retaining walls receive a condition rating of less than five or the structural condition and waterway adequacy receive an appraisal rating of two or less by qualified bridge inspection personnel. The FHWA defines functionally obsolete as bridges receiving an appraisal rating of three or less for deck geometry, under clearance or an approach roadway alignment, or an appraisal rating of three for structural condition or waterway adequacy. According to the

FHWA, there were 43,897 bridges deemed to be deficient within our eleven core bridge market states as of December 2008.

Total deficient bridges in our eleven core bridge market states

State	Structurally deficient	Functionally obsolete	Total deficient bridges

Alabama	1,783	2,144	3,927
Florida	292	1,629	1,921
Georgia	991	1,878	2,869
Louisiana	1,748	2,161	3,909
Mississippi	2,891	1,310	4,201
North Carolina	2,448	2,683	5,131
South Carolina	1,231	796	2,027
Tennessee	1,274	2,733	4,007
Texas	1,873	7,949	9,822
Virginia	1,231	2,259	3,490
West Virginia	1,064	1,529	2,593

Total Core	16,826	27,071	43,897

Source: U.S. Department of Transportation Federal Highway Administration.

Several factors contribute to the large percentage of deficient bridges including:

Increasing levels of traffic congestion.    According to the U.S. Census Bureau, our eleven core bridge market states are projected to have population growth greater than the national average. Further, in our eleven core bridge market states, the number of miles traveled on freeways has increased from 904.9 billion in 2000 to 1,040.8 billion in 2007, marking a 15.0% increase. Given the increasing population and number of freeway miles traveled in the southern regions of the United States, we expect demand for bridge infrastructure will experience a corresponding increase.

Age of existing bridges.    There was a significant increase in bridge production after World War II. The Federal-Aid Highway Act of 1956 also contributed to the significant increase in bridge production between 1957 and 1969 as approximately $25 billion was appropriated for the construction of over 41,000 miles of interstate highways in the United States. This spike in construction is expected to lead to an increased need for bridge repair and replacement over the coming years, as the bridges built between 1949 and 1969 reach the end of their service life.

Stringent inspection standards.    High-profile infrastructure catastrophes, such as the collapse of the I-35W bridge in Minneapolis, have caused public authorities to more actively seek ways to prevent similar events from occurring in the future. As such, we believe the enhanced public focus on infrastructure monitoring will lead to growth in bridge repairs and replacement over time.

Bridge segment competition

In the bridge component market, competition is limited as few companies can successfully complete large and complex fabrication projects which adhere to strict quality standards as set forth by industry regulators. Competition in the bridge segment is primarily regional due to high transportation costs. Typically, it is economically viable to serve approximately a 400 to 500 mile radius from each facility.

Energy and infrastructure construction

Our E&I segment provides highly-engineered structural steel products that are used in a variety of private and public infrastructure construction environments, including industrial and power generation facilities, hospitals, universities, large aircraft hangars, ports and offices, as well as large-scale sports, entertainment and hospitality facilities.

According to the U.S. Census Bureau, seasonally-adjusted annual spending in the private and public non-residential construction markets totaled approximately $357.9 billion and $318.3 billion, respectively, as of September 2009 and public non-residential construction spending in the U.S. continued to grow during 2009 and was up by 6.1% on a year-over-year basis as of September 2009. In addition, a substantial portion of the ARRA economic stimulus package has been allocated to construction spending for transportation, infrastructure, energy-related projects and government buildings, including buildings for the U.S. Department of Defense, the U.S. General Services Administration and the U.S. Department of Veterans Affairs.

Breakdown of Construction-Related
Discretionary Stimulus Spend

Source: House and Senate Appropriations Committee
Reprinted courtesy of Engineering News-Record, Copyright The McGraw Hill Companies, Inc., February 23, 2009, All rights reserved.

Consistent with this data, we are seeing signs of growing demand for steel-intensive blast- and seismic-resistant buildings from the federal government in our bidding activity and RFQ pipeline. These are often large and complex projects that would allow us to leverage our strengths as an experienced fabricator of heavy structural steel.

We also anticipate increasing private and public investment in traditional and alternative power generation facilities going forward. The Brattle Group conducted an analysis of the U.S. electric utility industry in 2008 for the Edison Foundation. The study concluded that, from 2010 to 2030, almost $1.5 trillion in investment will be needed to maintain system reliability, of which $697 billion will be required for new power generation and $298 billion in transmission capacity (assuming no changes in a national carbon policy). According to a 2009 report by the EIA, overall domestic electricity generation will rise 23% from 2008 to 2030, suggesting the need for over 200 gigawatts of new generating capacity. Despite the impact of the recent economic downturn on electricity demand, we believe long-term consumption will be driven by a wide range of trends, including (i) population growth, (ii) increasing standards of living and (iii) continued proliferation and commercialization of technologies dependent on the delivery of a reliable electricity supply, such as consumer electronics and information technology. We are able to service the power generation market by supplying our certified steel components to the coal, natural gas, nuclear, wind and solar industries.

Due to increasing demand for cost-efficient power, significant investment continues to be made in coal power plants. According to the U.S. Department of Energy's National Energy Technology Laboratory, which is devoted to fossil energy technology, as of October 2009, there were 25 coal power plants under construction in the United States and 58 coal power plants near construction, permitted or in the early stages of development.

Natural gas power plants also continue to be an important component of future power generation development in the United States given the significant domestic supplies of natural gas and that natural gas is cleaner burning as compared to coal. Recent federal and state regulatory and legislative initiatives to reduce greenhouse gas emissions and utilities' desire to rapidly fill demand for additional power are stimulating renewed interest in natural gas power plants. Natural gas plants are less expensive to construct than coal-fired and nuclear plants, but tend to have comparatively higher and potentially more volatile fuel costs. According to the EIA, natural gas accounted for approximately 24% of U.S. energy consumption in 2008. Natural gas consumption in the United States increased approximately 36% from 1985 to 2008. The United States has extensive natural gas resources with capacity for expansion of production. We expect that natural gas power plants will continue to be an important component of future power generation development in the United States and that each new natural gas plant will require significant structural steel inputs, creating potential revenue opportunities.

Nuclear energy has received increased attention due to its relatively lower greenhouse gas emissions, predictable high operating rates and improved safety record. Traditional fossil fuels, renewable energy sources and energy conservation and efficiency improvements are expected to play a significant role in the future, but are not expected by themselves to meet anticipated United States energy requirements. Nuclear energy is a major component of the United States' national energy strategy to reduce dependence on foreign sources of energy. The U.S. government has initiated programs providing incentives to build new nuclear reactors. The Energy Policy Act of 2005, for example, provides a tax credit of 1.8 cents per kilowatt hour for up to 6 gigawatts of capacity built before 2021 and authorizes the U.S. Department of Energy to issue loan guarantees worth approximately $18.5 billion for up to 80% of the cost of new nuclear projects. According to the WNA, as of September 2009, at least 20 new nuclear reactors have been proposed in letters to the NRC expressing plans to submit applications to construct and operate new reactors in the United States. Applications for 17 of these new nuclear reactors have been submitted through August 2009. While neither the filing of an application nor the granting of a license requires the applicant to construct a new reactor, preparing an application for the NRC's review can be a significant financial commitment.

We believe that each new nuclear plant will require significant steel inputs, creating substantial revenue opportunities for us. We are one of only a few steel component fabricators that are certified to produce, repair or replace components for nuclear-related facilities under the ASME's NQA-1 safety standard. Nuclear installations can include fuel fabrication facilities, commercial nuclear power reactors, reprocessing facilities, research facilities, military facilities, weapons facilities and waste storage facilities.

We entered into a joint venture with Martifer to manufacture wind towers. Wind towers are sold to wind turbine manufacturers with competition based primarily on price, quality and availability. Wind towers are manufactured to customer specifications and will generally be installed by our customers.

According to an AWEA report, from 2002 through 2008, wind energy generation capacity grew from approximately 5 gigawatts to 25 gigawatts, at a compounded annual growth rate of approximately 33%, making wind energy the fastest growing source of new electricity supply in the United States during that period. According to a study by Emerging Energy Research, installed wind capacity is expected to grow to over 155 gigawatts by year end 2020. To the extent traditional fuel sources become depleted, energy consumption increases, wind technology becomes more economically and commercially viable, and government legislation relating to alternative energy sources takes hold, we expect the demand for wind energy sources to increase. We also believe that state and federal legislation mandating increased levels of renewable energy generation (e.g., Renewable Portfolio Standards, or RPS) will drive the growth of renewable and alternative energy generation even during periods when lower commodity prices make traditional energy sources more cost-efficient.

As of October 2009, numerous states have adopted mandatory RPS programs that generally require that a minimum amount of renewable energy is included in the electricity provided by a subject utility. The states with the highest wind capacity under construction are Texas, Illinois and Indiana, all within our economic radius for tower transportation. More new wind capacity was added in Texas during 2008 than in any other state and we expect this trend is likely to continue in 2009 due to its favorable weather patterns and open space. One wind tower requires approximately 150 tons of steel and, given the large scale and heavy weight of wind towers, steel for their construction is typically supplied regionally.

Surety bonding

Surety bonding is required on most publicly funded projects and some large private projects. Bonding serves both to limit project completion risk exposure as well as to allow the end customer to easily assess the financial strength of various bidders. Because of the long operating tenure, substantial financial stability and general management sophistication required to arrange surety bonding, smaller competitors have limited access to this capability.

Our competitive strengths

Market leadership positions in key geographic regions

Based on our understanding of available steel bridge projects in our core southeastern and southwestern markets during 2007 and 2008, we believe we are the largest bridge fabricator in these regions. In our E&I segment, we are one of the leading providers in our core regions of highly-engineered structural steel components used in a variety of complex private and public infrastructure projects. In 2008, we had annual fabrication capacity of approximately 110,000 tons of highly-engineered structural steel. We believe our well-established brand and strong reputation in the current markets we serve distinguish us from our competitors and provide a strong platform for growth in both our current and future markets.

High barriers to entry

We are a seasoned fabricator of infrastructure components with over 90 years of experience. Over the years, we believe we have built a strong reputation for quality, reliability and breadth of capabilities, gaining all available endorsements of the AISC and certain critical nuclear safety certifications from the ASME, that we consider to be very valuable. We believe that it would take significant time and resources for new entrants to attain similar endorsements and levels of certification. Our customer base includes many of the largest infrastructure contractors in the United States. We believe that these firms tend to be hesitant to work with new or unfamiliar fabricators on time-sensitive projects. In addition, the number and scale of the projects in which we participate enable us to buy our steel directly from steel producing mills instead of intermediate processors and distributors, providing distinct cost advantages. Our track record and strong financial position enable us to partner with insurance providers to include surety bonding with our bids to ensure our contractual performance. We believe that it would be difficult for new entrants to profitably attain access to surety bonding, which is a competitive advantage in the bidding process. Finally, we believe that significant investment would be required to develop new production facilities capable of competing with the breadth of our fabrication capabilities and such investments would be difficult for a new entrant to justify given our leadership position within the markets we serve and high transportation costs to provide components from outside these markets.

Well-positioned to capitalize on significant fundamental growth trends in our markets

Our size, manufacturing capabilities and strategic footprint allow us to serve the most complex fabrication needs of the fastest growing infrastructure markets in the United States. We are a significant participant in the expansion and redevelopment of the U.S. transportation and energy infrastructure systems, for both government-funded and private enterprises. Expansion in U.S. transportation infrastructure spending, driven by the possibility of a new multi-year federally-funded highway bill, as well as investments funded under the ARRA, is expected to continue in our primary geographic markets. According to the U.S. Census Bureau, the combination of population growth and movement is projected to result in more than 43 million new residents in the southeastern and southwestern regions of the United States between 2000 and 2030. Anticipated investments in the production of energy, including from alternative sources such as nuclear, wind and solar power, should require significant steel infrastructure inputs. We are one of a select few major fabricators with a demonstrated track record of complying with the ASME's NQA-1 safety standard for producing, replacing and repairing components for nuclear plants and related facilities. We anticipate that our partnership with global wind tower manufacturer, Martifer, is expected to ultimately provide production capacity of 200 wind towers annually, in close proximity to areas of the United States where we expect significant investment in wind power generation capacity to continue. Each wind tower is expected to be 80 to 100 meters tall and will require approximately 150 tons of engineered steel plate.

High quality and diverse customer base

We maintain long-term relationships with some of the largest and most highly regarded infrastructure and structural contractors, architects and engineers in the United States serving a broad range of growing end markets. For example, during the past five years, we have worked with 17 of the top 25 contractors listed in Engineering News Record magazine's May 2009 listing of the Top 400 contractors. One of our customers accounted for approximately 12%, and no other customer accounted for more than 7%, of our consolidated revenue for the nine months ended September 30, 2009.

Modern manufacturing capabilities

We specialize in fabricating highly-engineered steel infrastructure components that adhere to strict safety regulations and must be manufactured to exacting specifications while meeting stringent safety, quality and traceability standards. We have organized our facilities to accommodate large, custom-designed infrastructure and structural components for a wide variety of end-market applications. We have invested in automation tools and technology to minimize costs, increase throughput, and assure quality and accuracy. All of our facilities are rail-served and all but one are fully enclosed with temperature-controlled areas for painting and coating allowing for year-round production.

Sophisticated project management capabilities

We employ proprietary project management technology integrating traceability features such as bar coding and laser stenciling. This technology allows us to fabricate complex structures that can involve more than 200,000 separately-traced pieces that meet the stringent security, quality and delivery requirements of our customers. Many of our customers, particularly in the nuclear sector, require precise traceability of all aspects of our work, as well as regular metallurgical testing including the application of x-ray technology. We employ seasoned estimators and schedulers to accurately align procurement, production, warehousing and delivery with project construction schedules. Our transportation segment includes a fleet of owned and operated hauling equipment and we have significant storage capacity, in order to provide coordinated and timely distribution of our products in synchronization with our customers' construction schedules.

Effective procurement and working capital management

We are seasoned raw materials purchasers with a track record of operating profitably throughout economic cycles. Our centralized purchasing function carefully monitors supply and demand trends and other indicators when negotiating and pricing our bids. We are able to invest the necessary working capital required by the markets we serve due to our scale and financial flexibility. We carefully manage working capital to maximize cash flow while coordinating reliable delivery of inventory and finished product in accordance with our customers' construction schedules.

Strong financial position

We maintain a conservative approach to financial management and believe our strong balance sheet allows us to operate from a position of strength and gain market share in our target markets. Our strong financial condition is a critical advantage in the working-capital-intensive markets we serve. We are capable of generating strong cash flow due to our efficient operations and we require relatively low levels of maintenance capital expenditures due to the modern and flexible nature of our production facilities. Our scale and sound financial position enable us to aggressively pursue new business opportunities and invest in new fabrication technology, and facilitate access to surety bonds which can be an important competitive advantage in the bidding process.

Experienced, highly qualified management team

Our top three executives have approximately 85 years of combined experience in the infrastructure and structural components industry and were responsible for driving our growth over the last several years. We believe that our management team has the operational and technical skills and industry knowledge to expand our leadership position and realize our growth objectives.

Our business strategy

Maximize profitability by leveraging our expertise in large, complex projects

We direct our resources towards projects that require our highly-engineered fabrication capabilities in growing markets within our strategic production footprint. Project size, complexity and schedule requirements allow us to exploit our fabrication, manufacturing, technology, processing and delivery advantages. Our modern production facilities are capable of fabricating a broad range of large, custom-designed steel components for the infrastructure and structural markets we serve. We offer an extensive line of metal coatings. Our processes include steel shaping for both curved and cambered infrastructure and structural applications. Our specialty in highly-engineered fabrication commands premium pricing, which combined with our low cost structure can yield high margins. We maintain strict profit margin hurdle rates when entering bids for projects and in developing pricing and procurement strategies for the projects we supply. Our high throughput and efficient fabrication processes enable us to bid on higher margin projects requiring short lead times and coordinated delivery capabilities.

We may also consider sub-fabricating our products in foreign markets and have explored specific opportunities to do so in China. We believe we can effectively oversee and manage sub-fabrication operations in China by developing tight controls to address the additional risks associated with implementing this strategy. We believe sub-fabrication will be an important part of our multi-tiered strategy to reduce our costs and remain competitive in the future.

Further penetrate the bridge, nuclear, traditional and renewable energy markets

We are committed to continue diversifying our business through increased participation in the high-growth transportation, energy and government infrastructure markets.

Transportation market

We believe we are strategically located to take advantage of new bridge construction activity that is driven by high population growth. In addition, due to the substantial number of bridges that have been deemed structurally deficient or functionally obsolete by the FHWA, we expect to be a major participant in the renovation, replacement and reconstruction of bridge infrastructure in the United States. We expect federal government spending through the ARRA in 2009 and beyond to begin addressing structural deficiencies in the American bridge infrastructure and thereby accelerate spending on components for the upgrading of existing bridges in the United States.

Energy markets

We expect increasing government regulation of greenhouse gas emissions and other federal and state energy policies to drive investment in nuclear power generation and the development of other energy sources.

Our NQA-1 certification and investment in sophisticated safety and tracking technology should allow us to participate in the expansion of the U.S. nuclear energy market. Our NQA-1 certification enables us to serve the full nuclear value chain from uranium enrichment to nuclear power generation, nuclear waste disposal and downstream nuclear component manufacturing. The construction of nuclear power plants and disposal facilities requires a significant amount of steel, and we expect the development of the U.S. nuclear energy industry, if it occurs, will be a long-term growth catalyst for our products. Over the past seven years, we have provided products and services at four nuclear waste or enrichment sites in the United States.

Our infrastructure steel products are important elements in the construction of off-shore oil derricks, coal- and natural gas-fired power plants and natural gas distribution terminals. We expect significant public and private investment in the maintenance and expansion of U.S. energy infrastructure as industry participants move to exploit domestic sources of energy to satisfy continued growth in the demand for energy. We currently supply infrastructure components for global deep-sea drilling platforms, natural gas distribution terminals for the Gulf of Mexico and coal-fired power plants in Midwestern states.

Our Martifer-Hirschfeld joint venture intends to capitalize on the growing demand for wind towers. Our geographic footprint straddles the most active wind corridors in the United States. Our new wind tower fabrication facility in San Angelo, Texas, is expected to have initial capacity to fabricate 200 wind towers annually, with each tower consisting of approximately 150 tons of engineered steel plate. We have plans to increase wind tower production capacity up to 400 towers annually as market conditions permit, and are focused on developing new structural products to participate in the broader wind value chain. We believe we are also well-positioned to serve other alternative energy markets including solar energy farms.

Government infrastructure market

We have seen an increase in bidding opportunities related to projects planned by the federal government. These are typically large, complex projects to develop blast- and seismic-resistant buildings to house offices for government agencies and military hospitals. We are tracking these opportunities closely and bidding where project requirements play to our strengths.

Enhance profitability and efficiency through investment in advanced fabrication technology

We believe our modern fabrication and project management capabilities, equipment and technology provide us with a competitive advantage. We plan to further develop this advantage by investing in advanced equipment and processes that will increase throughput and production capacity to support our growth objectives while reducing conversion costs on a unit basis. We are also evaluating virtual assembly technology, among others, that we believe will accelerate our production process while ensuring a high level of quality for fit and structural integrity. We intend to initiate pilot programs to test this new technology in the near term.

Expand product offerings and geographical reach through acquisitions

We consider ourselves to be a disciplined and selective acquiror, with a successful track record of acquiring and integrating strategic assets and investing in strategic partnerships. We regularly evaluate acquisition and investment opportunities to grow our business through value-enhancing transactions that broaden our product offerings in the infrastructure and structural components markets and grow our manufacturing and distribution footprint in high-growth areas. We see value in vertically integrating our operations downstream through the addition of erection services to our distribution offerings and extending our expertise in bridge and structural components into other materials, including possibly concrete. Our strong financial position provides us with the flexibility to consider a broad range of opportunities and provides potential partners with confidence in our ability to complete transactions. We believe our leadership position and reputation in the markets we serve make us an attractive partner.

Manufacturing processes and support

We maintain manufacturing capabilities for both our bridge and E&I divisions. In addition, our wind tower joint venture is currently constructing a new facility in San Angelo, Texas, designed to manufacture wind towers. With respect to our current operations, we are capable of performing all fabrication processes in-house, from inspection of raw steel plate to applying a protective coating on the finished product prior to shipping. We believe our fabrication facilities are well maintained, and we intend to continue to invest in our facilities to increase capacity and improve efficiencies with a focus on reducing labor hours per ton of production. We utilize advanced fabrication and welding technologies in the manufacturing of our products in order to meet applicable industry, customer, government and project-specific standards and specifications. Our facilities allow us to warehouse raw materials and finished product on-site and, if necessary, to fully assemble the products in advance of delivery for erection.

Fabrication

We have developed substantial expertise in the fabrication of steel bridge and structural components. We also expect to leverage the substantial experience of our joint venture partner, Martifer, with respect to the fabrication of wind towers. Due to their large size and complexity, the manufacture of these products require specialized equipment and know-how. We actively manage each project to completion after a contract is awarded. Using our proprietary software and in-house systems, we procure materials necessary to fulfill each contract, plan a production schedule to meet the delivery requirements, apply sophisticated coatings, if required, deliver the components to the project site in the exact sequence it will be erected, and finally, for certain E&I projects, ensure the components are erected in accordance with our customers' schedules. Our senior project managers have over 20 years of industry experience. Each step in the manufacturing process is monitored for quality and the finished products are subjected to testing prior to shipment. The fabrication processes for bridge and E&I projects are outlined below.

Bridge girder fabrication

The bridge girder fabrication process generally begins with raw steel plate in various grades and sizes, as specified by the engineering drawings and contractor. Material load lists are prepared that identify and sequence each individual piece of steel required for a project. Once the detail drawings and load lists are complete, the raw steel plates are first cut to the specified width and length using automated burning tables and are then prepared for the welding process. Once the major parts of a girder have been fitted and tack welded to temporarily hold the girder in place, the parts are permanently welded using a submerged arc welding process, which is used due to its high deposition rate and resulting speed. After welding, girders are further finished by adding structural stiffeners and drilling bolt holes that are used for final assembly of the bridge. If required by the contract, the bridge is assembled at our fabrication facility to ensure that the finished bridge will assemble correctly at the project site. Finally, the girders are cleaned and generally a protective coating is applied. Finished girders are loaded and shipped to the jobsite where they are typically erected, usually by the general contractor or in some cases by one of our sub-contractors.

E&I fabrication

Fabrication of E&I projects generally begins by ordering specific mill-rolled beams from steel producers. Each project has unique material requirements and we purchase the vast majority of our steel on a project-by-project basis. The fabrication process itself involves many types of work, from drilling holes and adding detail steel to the welding of intricate structural pieces. Individual parts are cleaned and typically coated before final loading and shipment. As with bridge fabrication, field erection is normally provided by the general contractor or by sub-contractors.

Wind tower fabrication

In June 2009, we entered into a joint venture with Martifer to manufacture and sell towers and related metal components for the wind turbine market. Our wind tower joint venture is currently constructing a facility for the production of steel towers for wind turbine generators, which we expect to be completed during the second quarter of 2010. We expect the facility to reach a production capacity of 200 towers per year by the end of 2012.

Transportation and detailing services

Transportation services

Our transportation services division provides specialized hauling services for our company as well as for third parties. Due to the weight and size of our fabricated steel products, there are very few transportation companies with the expertise and capability to haul such heavy, oversized loads. This type of specialized transportation also requires compliance with numerous regulations. By having transportation capabilities in-house, we ensure access to this vital and, at times, scarce service. We believe our transportation services division also provides us with additional insight into the industry, including customer activity and progress of ongoing projects.

Our transportation equipment includes specialized tractors and trailers, both owned and leased, and other specialized bridge girder equipment to transport our products nationwide. Over two-thirds of the tractors are owner-operated, allowing us to minimize capital requirements and manage expenses relative to revenue volumes.

Detailing services

We work closely with our customers in an effort to reduce cost and save time by providing "design assist" services. Our wholly-owned subsidiary, Consteel, maintains structural engineering and detailing capabilities that enable us to implement and coordinate changes to building and structural designs sought by project owners or general contractors and to help influence critical design and materials decisions. Our detailers prepare shop drawings of the dimensions, positions, locations, connections, fabrication and erection sequences of each piece of steel. These drawings are updated as needed to accommodate design and other changes. In this role, we provide assistance to general contractors, engineering firms and other customers with respect to overall project design, fabrication and erection sequences, which can result in significant overall project cost savings and efficiencies. Consteel provides its services both to us and to third parties.

Other services

Erecting our products is generally the final step in fulfilling our obligations to our customers. The erection process typically consists of pre-assembling steel components at the project site, lifting components into place and final assembly of the steel structure. On contracts that include erection, we subcontract this portion of our obligation to experienced steel erection firms. We typically mitigate our risk by requiring payment and performance bonds from most subcontractors, although that is not always the case. We do not generally provide or subcontract erection services for bridge projects.

Project bidding, estimating and sales

We market our products and services primarily through an in-house sales force comprised of approximately 45 sales representatives, estimators, schedulers and support personnel who collaborate with state DOTs, contractors and engineering firms, often at the early stages of bid development. We believe we have a strong track record of collaborating with the principal stakeholders of a project, starting at or before the bidding process, in an effort to reduce costs and improve project efficiency.

We typically learn of a bidding opportunity through a public notice or through our network of industry contacts and we then turn that opportunity over to our estimating group for evaluation. We have 14 people employed in our estimating process with an average of 15 years of industry experience. The estimating process begins with a formal bid invitation or RFQ, typically from a contractor or, as is often the case, from several general contractors on the same project. The RFQ generally contains all available information on the plans, specification, scope of work, schedule, bonding, contract terms and other conditions we must consider when submitting a bid.

Our experienced team analyzes all available information in order to develop a detailed, cost-based evaluation for each project. We evaluate the costs for each aspect of the RFQ, including, materials, labor, paint, detailing and engineering services, project management costs, shipping and delivery and, when applicable, the cost of erecting the steel components at the project site. We further evaluate the impact the project will have on our working capital. A key factor in the process is the timely and accurate analysis of the drawings and specifications to ensure that the quality and quantity of the materials and the labor necessary to meet the project specifications is thorough and complete. In our experience, less complete drawings, which are more typical for E&I projects than for bridge projects, often result in subsequent change orders and increased costs.

As part of our estimating process, we use our industry experience and knowledge to factor in possible future increases in all costs, including materials and labor. We believe we have experienced and capable estimators that produce highly accurate and comprehensive cost estimates reflecting the complete scope of work. In addition, all RFQs set forth and require adherence to a project schedule. Our ability to meet or improve on an RFQ's schedule can often result in savings to the general contractor or the end user as well as increase our profitability. Our estimators work closely with our project managers to help ensure we can meet or exceed the schedule requirements, including the erection of the steel.

Once the costs of a project have been developed and analyzed in a formal review process, we determine our estimated profit percentage using a model that factors in complexity, timing and scheduling, potential delays and other factors. The majority of our projects are awarded through a competitive bidding process and we generally will not submit a bid if our estimated profit margin for a project does not meet certain profit thresholds. It is common for our company to respond to RFQs on the same project from several different contractors who are seeking our participation in the project.

After we submit our contract bid, the general contractor will typically be awarded the contract within 30 days of submission of the bid and we will typically enter into a binding contract or receive a written notice to proceed within 30 days from the date the general contractor is awarded the project.

Surety bonding

Surety bonding is a prerequisite to bidding on many large and complex projects and we believe our capacity to obtain surety bonding is an important part of our ability to compete in our core markets. While we do not act as the general contractor with respect to a complete construction project, in many cases we effectively act as the general contractor for the steel fabrication aspect of a particular project. Surety bonding is used to transfer the risk that a general contractor becomes unable or unwilling to perform its contractual requirements from the end customer to a third party. The surety provider (usually an insurance company) agrees to financially fund the completion of the project in such a scenario. Surety bonding is typically provided on a project by project basis and all publicly funded projects and some large private jobs require bonding. The bonding serves both to decrease risk exposure of the various project participants as well as to allow the end customers to better assess the financial strength of the various bidders.

We have had access to bonding capacity of up to $300 million per project, although there is no assurance we will continue to have access to that capacity in the future. Bonding usually costs approximately 1.0% of the total project cost. Because of the financial and other requirements necessary to obtain surety bonding, many smaller competitors have limited access to this capability while larger competitors have greater access. We sometimes seek to differentiate ourselves in the bidding process by offering bonding even when bonding is not required for a particular project.

Safety, quality and certification

We have implemented what we believe is a stringent and comprehensive safety program that is administered and monitored by our senior management. As part of our program, safety managers inspect fabrication facilities for compliance, hazard elimination and other violations on periodic schedules. We consider workplace accident prevention to be of primary importance in all phases of our operations and seek to provide effective training on safety procedures and techniques to all shop personnel.

We currently maintain the certifications necessary for complex bridge and building structures, as promulgated by the AISC. Our welders are certified in accordance with the AWS code and applicable state codes. We have implemented what we believe is a rigorous quality assurance program that meets the requirements of both the AISC and the ASME's NQA-1 safety standard, the quality assurance and quality control program required to be involved in the construction of nuclear facilities.

We manufacture products to standards promulgated by several private and public organizations depending on the scope of work of each contract we fulfill. In the bridge segment we must adhere to rigorous and comprehensive certifications by the AISC, including the Major Steel Bridge certification and the Fracture Critical and Sophisticated Paint endorsements. In addition, we must comply with the requirements of DOTs in those states in which our bridges will be erected as well as the requirements of AASHTO and the American Welding Society, or the AWS. Our facilities and manufacturing processes are regularly inspected by state inspectors or consultants as the bridges are being manufactured. In our E&I segment, we also must adhere to various private and public organizations such as the AISC, the AWS, the ASME (for certain nuclear related projects), DNV and the ABS. In addition, we are also required to adhere to various state and local building and inspection codes in states that have very stringent requirements, such as California.

We have a dedicated team of quality assurance, or QA, specialists that develop and implement quality assurance programs and quality control, or QC, inspectors who monitor and enforce compliance with all certifications. In addition, a QA/QC manager regularly coordinates the activities of many standards organizations in periodic sites visits and audits of our policies and procedures. Our quality control programs are designed to minimize rework, repairs and field backcharges while maintaining a safe working environment. Our in-house quality control personnel are trained and certified for many non-destructive testing methods, including ultrasonic testing, liquid penetration testing, magnetic particle and x-ray (radiographic) testing and other non-destructive testing methods. In addition, traceability of all materials and process is an instrumental part of demonstrating compliance to applicable specifications. Our proprietary software management system allows for integrated production control and documentation to ensure traceability.

Raw material supply

Steel represents the largest input in the fabrication process and a significant component of our overall cost of revenue, with steel purchases representing approximately 56.0% and 50.6% of our cost of revenue for the nine months ended September 30, 2009 and the year ended December 31, 2008. We purchase most of our steel directly from steel mills primarily in the

Southeast and Midwest. Our bridge segment primarily consumes steel plate, while our E&I segment primarily consumes mill-rolled bars and other shapes.

For the nine months ended September 30, 2009, no supplier represented more than 14% of total cost of revenue, and our top ten suppliers represented less than 45% of our total cost of revenue.

Each bridge and E&I project requires custom-ordered steel, which must be delivered within strict timeframes, making supplier relationships critical to success. Because of the significant volume of our steel purchases over many years, we have reliable access to steel directly from steel mills primarily in the southeast and midwest regions of the United States. As an important consumer of carbon steel plate and other mill-rolled shapes, consistent access to mill-direct steel supplies allows us to purchase steel supplies at prices typically below those available from a steel distribution center.

We do not enter into any long-term contracts with any of our steel suppliers. Our methodology for including steel costs in contract estimates is to base pricing on current (or expected) levels. Our bids often incorporate a "pricing cushion," providing us with greater certainty that the opportunity will meet our required profitability thresholds, even if steel price movements or other factors impact us adversely.

We regularly monitor the market for steel materials as well as our steel exposure. When purchasing steel or bidding on an opportunity, our management team analyzes historical price movements and utilizes our market intelligence to identify areas of potential opportunity or risk. We attempt to preserve and enhance our profit margins and manage working capital levels through a variety of strategies:

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For all projects, steel is typically ordered for specific customers only as needed to minimize steel inventory.

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For particularly long or high tonnage contracts in our E&I segment, we will frequently approach vendors to lock in steel prices for the duration of the project. To receive firm pricing, we will typically pay a premium above current market prices, depending on market conditions, which we typically account for in our original bids.

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Whenever possible, we implement the immediate purchase and billing for commercial projects to minimize the time period during which we have steel price risk. For our E&I projects, a project is generally awarded within one month of a bid and we generally order and purchase steel within an additional one- to two-month period. We bill our customers as promptly as possible under contract terms, but generally within one month of receiving the materials.

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For our bridge division, we generally seek to lock in plate prices on a quarterly basis. Bridge contracts are typically awarded within two to three months of submitting a bid.

These strategies, in combination with our strong supplier relationships and market intelligence often enable us to outperform our initial gross profit expectations for projects in our backlog. See "Management's discussion and analysis of financial condition and results of operations" for further discussion.

Facilities

We believe our manufacturing facilities are strategically located in what have historically been some of the fastest growing regions of the United States. Our manufacturing facilities are fully integrated and, therefore, capable of performing all fabrication processes in-house, from processing of raw steel plate to applying multiple protective coating systems on the finished product prior to shipping. We have designed and maintained our manufacturing facilities with the goal of gaining maximum cost-effective performance. We have also implemented a quality assurance program that meets the requirements of both the AISC and the ASME's NQA-1 safety standard, the quality assurance program to which all participants in the construction of nuclear facilities must adhere.

We operate a total of eight manufacturing facilities that are dedicated to bridge girder fabrication and E&I fabrication. We maintain two sales locations in Texas, one sales location in North Carolina and another in the United Kingdom. The following table lists our facilities as of

September 30, 2009. We believe that our facilities will be sufficient to handle anticipated growth for the foreseeable future.

Facility location	Owned/ leased	Approximate square footage		Primary operations

Bridge facilities
San Angelo, Texas	Owned	99,898	(1)	Bridge girder and light fabrication, detail preparation, paint facility
	Owned	135,908		Bridge girder fabrication, paint facility
Bristol, Virginia	Owned	248,620		Bridge girder fabrication, paint facility
Colfax, North Carolina	Owned	295,632		Bridge girder fabrication, paint facility
Nashville, North Carolina	Owned	98,270		Bridge girder fabrication, paint facility
Montgomery, Alabama	Owned	242,270		Bridge girder fabrication, paint facility
Grand Junction, Colorado(2)	Leased	88,401		Bridge girder fabrication, paint facility
E&I facilities
San Angelo, Texas(3)	Owned	194,740		Light and heavy fabrication, paint facility
Abilene, Texas(3)	Owned	136,372		Light and heavy fabrication, detail preparation, paint facility
Midland, Texas	Owned	44,456		Detail preparation, light fabrication
Detailing facility
Saltburn, United Kingdom	Leased	5,000		Detailing
Wind tower joint venture facility
San Angelo, Texas(4)	Owned	200,000		Wind tower fabrication

(1)   This facility can be converted to fabrication for our E&I segment.

(2)   This facility was closed effective October 31, 2009 and the lease obligation relating thereto expires on February 21, 2017. We are actively seeking to sublease this facility and do not intend to re-open it.

(3)   Each of these facilities can be converted to bridge girder fabrication and painting, as applicable.

(4)   Owned by our wind tower joint venture and currently under construction.

Customers

We maintain a diverse customer base including many well-known companies in the engineering and construction industry. For the nine months ended September 30, 2009, one of our customers accounted for approximately 12%, and no other customer accounted for more than 7% of our consolidated revenue. During 2008 and 2007, our largest customers accounted for 17.7% and 11.9%, respectively, of our consolidated revenue, with no others accounting for more than 10% of our consolidated revenue. Over the past three years, 80.5% of our contracts were derived from repeat customers.

Employees

As of September 30, 2009, we employed an aggregate of 885 people, the majority of whom are in operations and production support. The table below provides details on our workforce by division and function. We do not currently employ any union workers.

Division	Operations and Production Support	Sales and Estimating	Administrative	Total

Bridge division	431	11	16	458
E&I division	277	13	32	322
Transportation division	22	0	5	27
Detailing division	20	0	5	25
Corporate	18	2	33	53

Total	768	26	91	885

Competition

We believe that we generally compete on price, time to completion, quality and service.

Bridge segment competition

Competition in the bridge fabrication market is predominantly regional, given transportation constraints associated with the size and weight of the finished products, combined with state-by-state differences in bridge design and fabrication specifications. Typically, we believe it is economically viable to serve approximately a 400-mile radius from each facility, although competitors do expand outside of this range. We generally have several competitors in any given region. We believe our primary bridge segment competitors are: W&W/AFCO Steel, High Steel Structures, Williams Bridge Company, Inc. and PDM Bridge LLC.

E&I segment competitors

While we can face significant competition in the bridge fabrication market, there is generally even more pervasive competition in the E&I market. The E&I market has more varied products, sometimes of significantly less weight and length relative to bridge products, and consequently is not as limited by the transportation constraints that impact the bridge market. We compete with numerous companies that are both smaller and significantly larger than us in this market. We believe our primary E&I division competitors are: W&W/AFCO Steel, Schuff Steel, Prospect Steel, Cives Steel and SME Steel.

Wind tower joint venture competitors

We expect to face significant competition in the wind tower fabrication market. We will compete with numerous companies that are both smaller and significantly larger than us in this market. We believe our primary competitors in this market will be Trinity Industries, Tower Tech, Johnson Plate and Tower, DMI and Speco Industries.

Intellectual property

We rely on a combination of trade secret, trademark and copyright laws in the United States and other countries to protect the intellectual property embedded in our products and services. Along with our affiliates, we have several domestic and international trademarks, including, in various forms, HIRSCHFELD and Design®, miscellaneous Hirschfeld logos, CAROLINA STEEL® and CS and Design®. We are also co-owners of the marks THE FIRST FORTY MILES® and GUIDEWAY TO THE FUTURE® in connection with our strategic partnership that has rights to construct a magnetic levitation rail line between Anaheim, California, and Las Vegas, Nevada. We have registered trademarks in the United States and pending trademark applications in Canada. In our E&I segment, we employ proprietary project management technology integrating bar coding and laser stenciling in order to fabricate complex structures involving more than 200,000 separate pieces according to project schedules that meet the stringent security, quality and delivery requirements of our customers. We protect our proprietary software through a series of internal access control and handling policies and, as necessary, through confidentiality agreements with consultants and vendors. In addition to our proprietary software, we also make use of a variety of off-the-shelf software licensed from third parties for use in accounting, billing and inventory control.

Regulation

In addition to numerous federal, state and local laws and regulations that apply to our business, in the bridge segment, we must meet or exceed the requirements of several private organizations such as the AISC, the AWS and AASHTO as well as various state DOTs. All products provided to all DOTs must be inspected by DOT inspectors or their consultants throughout the manufacturing process.

In the E&I segment, we typically must meet specifications promulgated by the AISC, the AWS, the ABS and DNV. In the nuclear industry, we are typically required to meet the requirements of the ASME's NQA-1 safety standard.

We must also meet the requirements of certification organizations such as state and local building codes. In the past, we have provided products and services that have met the requirements of numerous state and local codes including some that we believe to be the most rigorous in the United States.

Environmental matters

Our operations are subject to various international, foreign, federal, state and local environmental laws and regulations relating to the protection of the environment and human health and safety, including those governing discharges to air, soil and water, as well as greenhouse gas emissions, the remediation of contamination, and the generation, use, transportation, handling, storage and disposal of solid and hazardous materials. Pursuant to such environmental laws and regulations, we are required to obtain permits from governmental authorities that are subject to expiration, modification and revocation.

We have in the past received notices of violation from governmental authorities related to alleged noncompliance with environmental laws and regulations, and the permits issued thereunder. In circumstances where we violate or fail to comply with such laws, regulations and permits, we can be fined or otherwise sanctioned by regulators. These environmental requirements also can impose substantial capital expenditures and operating costs. Although we did not incur material capital expenditures for environmental matters during the year ended December 31, 2008 and the nine months ended September 30, 2009, environmental laws, regulations and permits and the enforcement thereof change frequently and have tended to become more stringent over time. As a result, the costs of complying with current and future environmental laws and regulations and the permits issued thereunder could have an adverse impact on our business, results of operations, reputation and/or financial condition.

Under certain environmental laws, we could be held responsible for any and all liabilities and consequences arising out of past or future releases of hazardous materials, human exposure to such substances and other environmental damage. Contaminants have been detected in soil and groundwater at some of our past and present sites and additional contamination at these or other current or former properties or offsite disposal facilities may be discovered in the future. Our liabilities or remediation costs arising from releases of or exposure to hazardous materials could have an adverse effect on our business results of operations, reputation and financial condition.

Our history and organizational structure

Our heritage dates back to 1919 with the founding of Carolina Steel. In 1946, L. W. Hirschfeld founded Hirschfeld, Inc., a Texas corporation, in San Angelo, Texas, as a regional supplier of steel and light fabrication services, which focused primarily on the oil services industry. Since our founding, we have diversified into bridge fabrication, energy and industrial infrastructure building components, transportation and detailing services and wind tower production. We have grown both organically and through selective acquisitions, strategic partnerships and joint ventures, including our acquisition of Carolina Steel and our Martifer-Hirschfeld joint venture. In connection with the investment by Insight Equity in our company in 2006, we reorganized our corporate structure and began operating our business through Hirschfeld Holdings LP, a Texas limited partnership.

Reorganization

Prior to this offering, we conducted our business through Hirschfeld Holdings LP and its operating subsidiaries. Hirschfeld Industries, Inc. holds no material assets and does not engage in any operations. Prior to the consummation of this offering, the following transactions will occur:

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Hirschfeld Holdings LP will contribute to us, Hirschfeld Industries, Inc., all of the equity interests in its operating subsidiaries in exchange for shares of our common stock; and

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Hirschfeld Holdings LP will distribute to its limited partners, including the selling stockholders, all or a portion of the common stock that Hirschfeld Holdings LP received from us in consideration of the contribution of its operating subsidiaries.

As a result of these transactions, the direct and indirect holders of outstanding limited partnership interests of Hirschfeld Holdings LP will receive an aggregate of             shares of our common stock. The reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries.

Our tax basis in the assets of the Hirschfeld operating subsidiaries received from Hirschfeld Holdings LP in connection with our reorganization generally will be the same tax basis as Hirschfeld Holdings LP had in those assets immediately prior to our reorganization. Accordingly, the fair market value of the assets acquired in our reorganization is expected to be substantially greater than their tax basis, which will result in smaller depreciation deductions and larger taxable gains on any sale of those assets than if we had purchased those assets at their fair market value. We will record deferred tax assets or liabilities for the difference between the financial statements and income tax bases of assets and liabilities. As a limited partnership, Hirschfeld Holdings LP generally is not subject to U.S. federal (and applicable state) income taxation. Following the completion of our reorganization and initial public offering, we will be subject to corporate level income tax.

See "Use of proceeds," "Principal and selling stockholders" and "Certain relationships and related party transactions" for additional information.

Legal proceedings

From time to time, we and our subsidiaries may be involved in lawsuits, claims, investigations or other legal or arbitral proceedings that arise in the ordinary course of our business. These proceedings may include general commercial disputes and other matters. We are not currently involved in any pending legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business operations or financial condition.

Management

Executive officers and directors

The following table sets forth certain information, as of November 1, 2009, with respect to our executive officers and directors. Our board of directors currently consists of one director, however, we anticipate increasing the size of our board to ten directors shortly following completion of this offering. Upon closing of this offering, we will have eight directors and director nominees who we expect will be independent under the rules of the NYSE, as currently in effect.

Name	Age	Position

Dennis C. Hirschfeld	57	Executive Chairman
Richard W. Phillips	55	Chief Executive Officer, President—E&I Division and Director Nominee
Rodney L. Goodwill	56	Chief Financial Officer
W.H. Reeves	62	President—Bridge Division
Jacob Balderas	30	Senior Vice President—Human Resources
Ted W. Beneski	53	Director
Brandon Bethea	34	Director Nominee
Warren Bonham	47	Director Nominee
Dal DeWees	69	Director Nominee
Ross Gatlin	42	Director Nominee
Conner Searcy	34	Director Nominee
Victor L. Vescovo	43	Director Nominee
		Director Nominee

Executive officers

Dennis C. Hirschfeld, Executive Chairman.    Mr. Hirschfeld has worked in the steel fabrication industry for more than 26 years and was appointed Chief Executive Officer and President of our company in 2002. Mr. Hirschfeld relinquished the title of President in June 2009 when Mr. Phillips was appointed to that position. He will relinquish his title as Chief Executive Officer and become our Executive Chairman upon completion of this offering and will consequently chair our board of directors and continue as one of our executive officers. Over the past 14 years, Mr. Hirschfeld has held numerous positions within our company including accounting, purchasing, inventory control, contract management, insurance and human resources functions. Mr. Hirschfeld obtained an MBA from Southern Methodist University and a BS in Civil Engineering from Texas A&M University. Mr. Hirschfeld is also a registered professional engineer.

Richard W. Phillips, Chief Executive Officer, President—E&I Division and a director nominee. Mr. Phillips became our Executive Vice President and Chief Financial Officer in August 2004 and was appointed as our President in June 2009. He will become our Chief Executive Officer and President—E&I Division upon completion of this offering. He is also a director nominee. Prior to joining our company, Mr. Phillips spent 24 years with JPMorgan Chase in Houston, Texas, in various positions including as Co-Manager of the Middle Market Banking Group in Houston and as a Managing Director of the Middle Market Investment Banking effort. Mr. Phillips graduated from Virginia Tech with a BS in Finance and an MBA.

Rodney L. Goodwill, Chief Financial Officer.    Mr. Goodwill joined our company through the acquisition of Carolina Steel Group LLC in 1999, where he served as the Controller. He was appointed as our Chief Financial Officer in 2009. Prior to his tenure with Carolina Steel, Mr. Goodwill was a Division Controller for United Technologies and later the Chief Financial Officer of a Winston-Salem, North Carolina-based HVAC contractor. Mr. Goodwill graduated from Brigham Young University with a BS in Accounting and has an MBA from California Coast University, with credits from the Babcock School of Management.

W.H. Reeves, President—Bridge Division.    Mr. Reeves oversees our bridge fabrication operations and was appointed as our Senior Vice President—Bridge Division in the first quarter of 2009. He will become our President—Bridge Division upon completion of this offering. He began working for Carolina Steel in 1969 and was named the President of Carolina Steel in December 1997. He served in that position until his appointment as our Senior Vice President—Bridge Division in 2009. Other positions held at Carolina Steel include Division President of Fabricated Steel Products, Vice President of Fabricated Steel Products, Operations Manager and Plant Manager. Mr. Reeves obtained an MBA from the University of North Carolina at Greensboro and a BS in Mechanical Engineering from North Carolina State University.

Jacob Balderas, Senior Vice President—Human Resources.    Mr. Balderas started with our company in 2002 as a Human Resources Administrator. He became Vice President—Human Resources in September 2004 and was promoted to Senior Vice President—Human Resources in June 2008. Since 2004, Mr. Balderas has also overseen the health, safety and environmental programs for our company. Prior to joining our company, Mr. Balderas worked for SITEL Corporation where he held several positions such as Benefits Administrator and Human Resources Recruiter. Mr. Balderas has ten years of Human Resources experience and is a Professional Member of the National Society of Human Resources Management.

Director

Ted W. Beneski.    Mr. Beneski is our director and has served in that capacity since our formation in October 2009. He also serves as the Chairman of the Board and as an executive officer of Hirschfeld Holdings Management Company LLC, the general partner of Hirschfeld Holdings LP, and has done so since April 2006. In June 2002, Mr. Beneski co-founded Insight Equity, one of our existing owners, which manages two buyout funds and a mezzanine debt fund with total capital under management of approximately $800 million, and currently serves as its chief executive officer and managing partner. Prior to founding Insight Equity, Mr. Beneski co-founded Carlyle Management Group, a turnaround and special situation investment affiliate of The Carlyle Group located in Dallas, Texas, and worked in that capacity from January 2000 until May 2002. Before Mr. Beneski joined Carlyle Management Group, he co-founded Bain & Company's Dallas office, a management consulting firm, in 1990. Mr. Beneski currently serves as chairman of the board of directors of Direct Fuels, Vision-Ease, Walker Group Holdings, Sportexe Holdings, Atwood Holdings, Superior Silica Holdings and Meadow Valley Holdings, and currently serves on the board of directors of AEC Holdings, which are all other Insight Equity portfolio companies. Mr. Beneski holds a BA with honors in Economics from Amherst College and an MBA from the Harvard Business School.

Director Nominees

Brandon Bethea.    Mr. Bethea is a director nominee and has agreed to become a director upon closing of this offering. In August 2005, Mr. Bethea joined Insight Equity and currently holds the position of Principal. Mr. Bethea also serves on the board of directors of Walker Group Holdings and Superior Silica Holdings, which are Insight Equity portfolio companies. Prior to joining Insight Equity, Mr. Bethea attended the Kellogg School of Management at Northwestern University from August 2003 until July 2005 where he earned his MBA. Prior to that, Mr. Bethea worked as an Associate at Freeman Spogli & Co., a private investment firm dedicated exclusively to investing with management in retail, direct-marketing and distribution companies, from July 2000 to July 2003. Before joining Freeman Spogli & Co., Mr. Bethea worked for Salomon Smith Barney in its investment banking division from July 1998 to July 2000. Mr. Bethea holds an AB in Economics from Harvard University and an MBA from the Kellogg School of Management at Northwestern University.

Warren Bonham.    Mr. Bonham is a director nominee and has agreed to become a director upon closing of this offering. Mr. Bonham was elected president of Direct Fuels in July 2006 and became Chief Executive Officer in January 2008. Direct Fuels is a fuel processing and distribution company located in Dallas, Texas. Mr. Bonham previously served as Vice President of Hirschfeld Holdings Management Company LLC, the general partner of Hirschfeld Holdings LP, from July 2006 until June 2008. In that capacity, he assisted with asset purchase and disposition transactions as well as with various other special projects. Prior to that, from April 2002 until June 2006, Mr. Bonham served as Executive Vice President and Chief Financial Officer of GES Exposition Services, Inc., a general contractor that provides services to the trade show and special events industries. Prior to GES, Mr. Bonham served as Executive Vice President and Chief Financial Officer of Electrolux LLC, which manufactures and sells floor care products. Prior to Electrolux, Mr. Bonham worked as a senior manager at Bain & Company where he led many strategic and operational improvement teams. Mr. Bonham received an MBA from the Harvard Business School. He received a Bachelor of Commerce degree from Queen's University. He also has a chartered accountants designation.

Dal DeWees.    Mr. DeWees is a director nominee and has agreed to become a director upon closing of this offering. Mr. DeWees has served on the board of directors of Hirschfeld Holdings Management Company LLC, the general partner of Hirschfeld Holdings LP, since April 2006. From September 2004 to June 2008, he served as Chairman of the board of HSC Holdings, Inc., an affiliate of Hirschfeld Holdings LP. From October 1997 to May 2004, he served as Chairman of the board of San Angelo National Bank, a subsidiary of First Financial Bankshares, Inc. In addition, in 2003 Mr. DeWees formed D&G Consulting, a Texas partnership currently active in providing financial and consulting services to various businesses. Mr. DeWees spent 29 years with the JPMorgan Chase (and predecessor Texas Commerce Bank) serving in various Texas markets with over 20 of those years in leadership roles at various organizations, including as chairman and/or chief executive officer. Mr. DeWees graduated from Texas Tech with a BA in Mathematics.

Ross Gatlin.    Mr. Gatlin is a director nominee and has agreed to become a director upon closing of this offering. He also serves as a director of Hirschfeld Holdings Management Company LLC, the general partner of Hirschfeld Holdings LP and also served as an executive officer until June 2007. In June 2002, Mr. Gatlin co-founded Insight Equity, which made control investments and raised and managed a $280 million buyout fund. In July 2007, Mr. Gatlin founded Prophet Equity, a similarly sized buyout fund where he now serves as chief executive officer and managing partner. Prior to co-founding Insight Equity, Mr. Gatlin also co-founded Carlyle Management Group, a turnaround and special situation investment affiliate of The Carlyle Group located in Dallas, Texas, and worked in that capacity from January 2000 until

December 2001. Prior to this, Mr. Gatlin was a Senior Manager at Bain & Company from 1995 to 1999, where he focused on strategy, merger integration and operational improvement cases. Prior to Bain & Company, Mr. Gatlin was a Financial Restructuring Advisor and Investment Banker with Houlihan Lokey Howard and Zukin. Mr. Gatlin currently serves on the Board of Directors of Direct Fuels, Vision-Ease, Walker Group Holdings, Sportexe Holdings and is Chairman and CEO of Public Safety Supply Resources. He received an MBA from Northwestern University's Kellogg Graduate School of Management, where he graduated with Beta Gamma Sigma honors and was a recipient of the Dean's Distinguished Service award. He received his BBA with a concentration in Finance from the University of Texas at Austin.

Conner Searcy.    Mr. Searcy is a director nominee and has agreed to become a director upon closing of this offering. In 2003, Mr. Searcy joined Insight Equity, one of our existing owners, which manages two buyout funds and a mezzanine debt fund with total capital under management of approximately $800 million, and currently serves as a partner of the firm. Prior to joining Insight Equity, Mr. Searcy worked at Stonegate Resources LLC, or Stonegate, a middle-market buyout firm focused on the building products industry. Prior to Stonegate, Mr. Searcy worked as an Associate Consultant at Bain & Company where he focused on turnaround management, business strategy and merger integration within the automotive, industrial, insurance and consumer products industries. Mr. Searcy has also worked in the Investment Banking division of Goldman, Sachs & Co. where he focused on the execution of M&A and financing transactions in the industrial and telecommunications industries. Mr. Searcy currently serves on the board of directors of Sportexe Holdings, Atwood Holdings, AEC Holdings, Superior Silica Holdings and Meadow Valley Holdings, which are all other Insight Equity portfolio companies. Mr. Searcy received an MBA from Harvard Business School and a BA from Vanderbilt University.

Victor L. Vescovo.    Mr. Vescovo is a director nominee and has agreed to become a director upon closing of this offering. He also serves as a director and executive officer of Hirschfeld Holdings Management Company LLC, the general partner of Hirschfeld Holdings LP, and has done so since April 2006. In June 2002, Mr. Vescovo co-founded Insight Equity, one of our existing owners, which manages two buyout funds and a mezzanine debt fund with total capital under management of approximately $800 million, and currently serves as its chief operating officer and managing partner. Prior to Insight Equity, Mr. Vescovo was the Vice President of Product Development and Management at Military Advantage, a venture-backed company sold to Monster Worldwide in March 2004. Prior to this, Mr. Vescovo was a Senior Manager at Bain & Company where he focused on merger integration and operational improvement cases. Additionally, Mr. Vescovo is a Commander in the U.S. Navy (Reserve) with a specialization in operational targeting. Mr. Vescovo currently serves on the board of directors of Direct Fuels, Vision-Ease, Walker Group Holdings, Sportexe Holdings, Atwood Holdings and Superior Silica Holdings and is chairman of the board of directors of AEC Holdings, which are all other Insight Equity portfolio companies. He received an MBA from Harvard Business School where he was named a Baker Scholar, a Master's Degree in Political Science from MIT and a BA in Economics and Political Science from Stanford University.

                           is a director nominee and has agreed to become a director upon closing of this offering.

Composition of our board of directors

Upon the consummation of this offering, the terms of office of members of our board of directors will be divided into two classes:

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Class I directors, whose terms will expire at the annual meeting of stockholders to be held in 2011; and

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Class II directors, whose terms will expire at the annual meeting of stockholders to be held in 2012.

Our Class I directors will be Messrs. Bethea, Bonham, Phillips, Searcy and                           . Our Class II directors will be Messrs. Beneski, DeWees, Gatlin, Hirschfeld and Vescovo. At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the second annual meeting following such election. Any vacancies in our classified board of directors will be filled by the remaining directors and the elected person will serve the remainder of the term of the class to which he or she is appointed. Any additional directorships resulting from an increase in the number of directors will be filled by the existing directors and distributed between the two classes so that, as nearly as possible, each class will consist of one-half of the directors.

Committees of our board of directors

Upon completion of this offering, our board of directors will have three committees: the audit committee, the compensation committee and the nominating and corporate governance committee. Our board of directors will adopt a written charter for each of our audit, compensation and nominating and corporate governance committees, effective upon the completion of this offering.

Audit committee

Upon completion of this offering, we will have an audit committee consisting of three directors, who we expect to be Messrs.                             (Chair), DeWees and Gatlin. Our board of directors expects each of these directors to be "independent" under and as required by the federal securities laws and the rules of the NYSE. Our audit committee will be responsible for, among other things:

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the appointment, compensation, retention, evaluation and oversight of the work of the independent auditors engaged for the purpose of preparing and issuing an audit report;

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reviewing all relationships between the independent auditors and our company that may impact the objectivity and independence of the independent auditors;

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approving, in advance, all audit and non-audit services to be performed by our independent auditors;

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overseeing our accounting and financial reporting processes and the audits of our financial statements;

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establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

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preparing the report required by the SEC to be included in our annual proxy statement and any other reports that may be required by applicable laws;

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reviewing the scope and plan of the work to be done by each of our independent auditors and our internal auditor;

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determining compensation of our independent auditors, the ordinary administrative expenses of the audit committee and the compensation of any advisors hired by the committee;

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reviewing and approving or ratifying all transactions between our company and any related person;

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reviewing and reassessing the adequacy of the committee's formal written charter on an annual basis; and

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performing such other activities as the committee deems appropriate or as recommended by our board of directors.

Our board of directors will adopt a written charter for our audit committee, which will be posted on our website. BDO Seidman, LLP currently serves as our independent registered public accounting firm.

Compensation committee

Upon completion of this offering, we will have a compensation committee consisting of three directors, who we expect to be Messrs. Vescovo (Chair), Beneski and DeWees. Our board of directors expects each of these directors to qualify as "independent," as defined under and required by the federal securities laws and the rules of the NYSE. Our compensation committee will be responsible for, among other things:

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reviewing and approving the corporate goals and objectives relevant to the compensation of our executive officers;

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evaluating, on an annual basis, our chief executive officer's performance and overseeing an evaluation process for our other executive officers;

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reviewing and approving the compensation and benefits of all of our executive officers;

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reviewing and approving the compensation and benefits offered to all of our non-employee directors and recommending changes to our board of directors, as appropriate;

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reviewing and approving our compensation strategy to ensure that it supports corporate objectives and stockholder interests;

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reviewing and making recommendations to our board of directors with respect to incentive compensation and equity-based plans and administering and implementing such plans;

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reviewing and discussing with management the Compensation Discussion and Analysis, or CD&A, required by Item 402 of SEC Regulation S-K, and based on such discussion, determining whether to recommend inclusion of such CD&A in our annual proxy statement or report on Form 10-K;

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providing the required compensation committee report for use in our annual proxy statement or report on Form 10-K;

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undertaking studies and making recommendations to our board of directors, as our board or the committee deems appropriate, with respect to our compensation structure and policies;

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reviewing and reassessing the adequacy of the committee's formal written charter on an annual basis; and

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performing such other activities as the committee deems appropriate or as recommended by our board of directors.

Our board of directors will adopt a written charter for our compensation committee, which will be posted on our website.

Nominating and corporate governance committee

Upon completion of this offering, we will have a nominating and corporate governance committee consisting of three directors, who we expect to be Messrs. Vescovo (Chair), DeWees and Gatlin. Our board of directors expects each of these directors to qualify as "independent" as defined under and required by the federal securities laws and the rules of the NYSE. Our nominating and corporate governance committee will be responsible for, among other things:

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developing criteria for identifying and evaluating candidates for our board of directors;

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considering candidates properly recommended by stockholders, other members of our board of directors, officers and employees of the company and other sources that the committee deems appropriate;

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identifying and recommending to our board of directors, consistent with criteria approved by our board of directors, qualified persons to be nominated for election or reelection to the board of directors;

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annually reviewing with our board of directors the requisite skills and characteristics of board members, as well as the composition and organization of our board of directors as a whole;

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making recommendations to our board of directors regarding the size and composition of the board, committee structure and makeup and retirement procedures affecting board members;

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annually reviewing and reassessing the adequacy of our corporate governance guidelines;

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reviewing periodically our conflict of interest policies as set forth in our code of business conduct and ethics as it concerns directors and reviewing with management our procedures for implementing and monitoring compliance with conflict of interest policies;

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reviewing and making recommendations to our board of directors with respect to any change to or waiver of our code of business conduct and ethics relating to our executive officers and any public disclosure regarding such change or waiver;

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reviewing and reassessing the adequacy of the committee's formal written charter on an annual basis; and

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performing such other activities as the committee deems appropriate or as recommended by our board of directors.

Our board of directors will adopt a written charter for our corporate governance and nominating committee, which will be posted on our website.

Compensation committee interlocks and insider participation

As noted above, the members of our compensation committee will be Messrs. Vescovo, Beneski and DeWees. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee or board of directors. No interlocking relationship exists between any member of the board of directors or any member of the compensation committee of any other company. None of our officers, former officers or employees participated in board deliberations concerning executive officer compensation.

Code of business conduct and ethics

Our board of directors will establish a code of business conduct and ethics that will apply to our officers, directors and all employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote the following:

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honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

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full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

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compliance with applicable governmental laws, rules and regulations;

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prompt internal reporting of violations of the code to appropriate persons identified in the code; and

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accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers, directors or any employees may be made only by our nominating and corporate governance committee, and will be promptly disclosed as required by law or stock exchange regulations.

Director and officer indemnification and limitation on liability

Our charter provides that, to the fullest extent permitted by the Delaware General Corporation Law, or the DGCL, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our charter provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of our company, or such person's service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request, to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Additionally, our charter provides that we may adopt bylaws or enter into one or more agreements with any person, that provide for indemnification greater or otherwise different than provided in our charter. We intend to enter into indemnification agreements with each of our directors and officers upon completion of this offering. Further, our bylaws provide that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of our company or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Compensation discussion & analysis

Compensation philosophy and objectives

Our compensation program is designed to attract, retain and motivate our executive officers and other employees in a manner that supports our financial and operating performance objectives. We believe that, in the long run, positive earnings growth has the highest correlation with long-term equity value. As a result, the primary objective of our compensation program is to increase the overall equity value of our company by rewarding sustainable growth in earnings. In particular, our compensation program provides our management team with the incentive to grow our earnings before interest, taxes, depreciation and amortization, or EBITDA, and also provides an incentive to maintain working capital and reduce cash capital expenditures. In this context, we seek to offer total compensation packages at levels we consider to be competitive in the marketplace in which we compete. We further seek to establish a compensation program that fosters a team approach to company profit improvement, provides higher levels of bonus compensation to more senior executives to illustrate the financial rewards of promotion, and aligns the interests of our executive officers and other employees as directly as possible with those of our stockholders.

Since our founding we have operated as a privately held company and our equity securities have been illiquid with a value that has been difficult to ascertain. Consequently, we have been of the opinion that the best method of compensating our executive officers was primarily by payment of cash salary and cash bonus, rather than through equity incentives. In our view, since EBITDA growth and working capital improvement strongly correlate with the equity value of our company, we considered cash compensation tied to these metrics to be highly aligned with the desire for equity appreciation.

In anticipation of becoming a public company, we have not altered our goal of attracting, retaining and motivating our executive officers in a manner consistent with our objectives described above, but we have revised the total mix of the compensation packages we will offer on a going-forward basis. Accordingly, in addition to competitive cash salary and bonus programs, we intend to better align the interests of our executives with those of our stockholders by encouraging executive ownership of our common stock, primarily through the grant of performance-based restricted stock.

Executive compensation program overview

As described above, as a privately held company through the nine months ended September 30, 2009, the compensation program for each of our executive officers and selected senior managers consisted of salary and annual bonus payments in cash. The compensation packages for each of our executive officers going forward will be comprised primarily of:

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salary and annual bonus payments in cash;

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annual equity incentive awards in the form of performance-based restricted stock;

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a one-time bonus of restricted stock upon completion of our initial public offering; and

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401(k) and healthcare plans.

Agreements with Richard W. Phillips, our Chief Executive Officer and President—E&I Division, Rodney L. Goodwill, our Chief Financial Officer, and W.H. Reeves, our President—Bridge Division also include severance arrangements discussed below. The compensation packages for each of our other most highly compensated executive officers will be comprised primarily of salary, bonus payments in cash and annual performance-based restricted stock awards, as well as market-based 401(k) and healthcare plans.

Base salary

The base salary for each of our executive officers will be fixed annually and will seek to reflect each individual's role and responsibility within the company as well as each individual's experience and prior performance. The base salary is also designed to provide our executive officers with steady cash flow during the course of the year that is not contingent on short-term variation in our operating performance. We believe a competitive base salary that is either at, or slightly above, market is a key factor in attracting and retaining the services of qualified executives. Each of our Chief Executive Officer and President—E&I Division will have a guaranteed minimum base salary during the term of their employment agreements.

Annual cash bonus

The annual cash bonuses we offer to our executive officers are intended to provide incentives to increase company performance and are based on EBITDA and working capital performance metrics, which we establish each year. Since the cash performance bonuses are generally paid as soon as possible after the end of the year for which the performance was measured (typically very soon after audited financial results are available), we believe this approach has a strong positive feedback dynamic. Cash bonuses, as opposed to equity grants, are designed to more immediately reward annual performance against the key EBITDA and working capital performance metrics for the company. We believe that cash bonuses are an important factor in motivating our management team as a whole and individual executives, in particular, to perform at their highest level toward achievement of established goals. We also believe establishing cash bonus opportunities is an important factor in both attracting and retaining the services of qualified executives.

One-time equity bonus upon completion of our initial public offering

In order to align the interests of our executive officers with our shareholders, and to reward our executive officers upon the completion of our initial public offering, we decided to grant our executive officers shares of restricted stock upon the completion of our initial public offering. As a public company with common stock traded on the NYSE, we believe that no other compensation program would more closely align our executive officers' interests with those of our stockholders than to have them own shares of our common stock. The bulk of the bonus shares will be granted to our named executive officers, although we have not determined individual allocations. One-third of a bonus share grant will be vested immediately, with the remaining portion vesting in equal installments on the first and second anniversaries of our initial public offering. We plan that all employees will receive at least some shares, commensurate with their relative contribution and responsibility level. We strongly believe that all employees are responsible for the financial performance of our company and should therefore be rewarded for placing our company in the position for an initial public offering. However, we anticipate that only executive officers and other management level employees will receive restricted stock in future years.

Annual performance-based restricted stock grants

The annual equity performance component of our compensation package for our executive officers is designed to reward our executive officers for company performance along the EBITDA and working capital metrics previously discussed. We believe that annual equity awards are an important factor in motivating our management team as a whole and individual executives, in particular, to perform at their highest level toward achievement of established goals. We also believe establishing annual equity incentive bonus opportunities is an important factor in both attracting and retaining the services of qualified executives. Further, we believe the vesting feature of our annual restricted stock grants will provide an incentive for our executive officers to remain in our employ during the vesting period. Unlike cash awards, annual awards of equity continue to encourage ownership of our common stock in an effort to further align the long-term interests of our executive officers with those of our stockholders. The grants of restricted stock will be subject to the attainment of annual performance criteria and will vest over a specified period, typically four years.

Other benefits

We believe establishing competitive benefit packages for our employees, including our management team, is an important factor in attracting and retaining highly qualified personnel. Our benefit plans, such as our group health plan, are generally not performance-based and offer our U.S. employees affordable access to health care and the sense of security that accompanies that type of access. We also offer our U.S. employees, including our management team, a 401(k) plan with a company match that encourages the saving of money for retirement and other permissible needs on a tax deferred basis. We do not intend to establish any deferred compensation plans, defined benefit pension plans or similar benefit plans.

Severance arrangements

We have offered our Chief Executive Officer and President—E&I Division, our Chief Financial Officer, and President—Bridge Division severance packages under agreements with these individuals. We have provided these executives, who we consider to be our most senior executives, with severance benefits in the event that we terminate their employment without cause in order to provide them with a sense of security while devoting their professional careers to our company. As a general matter, we have defined "cause" to include serious infractions that could adversely affect our company and our reputation. Each of these agreements provides the executive with continuation of his base salary for 12 months following our termination of his employment without cause, plus continuation of group health care coverage for a period of 12 months following termination. The agreement with our President—Bridge Division, also provides for the payment to him of an amount equal to his last annual bonus, prorated for the year of the termination and payable over the 12-month salary continuation period. Each of the agreements provides that, as a condition to receiving the severance benefits, the executive must execute a release in our favor in a form acceptable to us. Our Chief Executive Officer and President—E&I Division is also entitled to receive a cash distribution equal to the value of his equity-tracking units under our equity-tracking incentive plan upon his termination of employment. The severance benefits provided for in these agreements were negotiated with each of the executives and reflect what we believe to be fair to the executive given the fact that they become payable only upon our termination of the executive without cause, as well as common severance benefits in our industry for executives at these levels. We also believe that requiring a release of claims in our favor as a condition to the executive's receiving the severance benefits is a prudent step in protecting us against claims associated with a termination.

We have not entered into any arrangements with our executive officers that would provide enhanced severance benefits in the event of a change in control of our company.

Perquisites

As a general matter, we do not intend to offer to any executive officer material perquisites because we believe we can better incentivize performance by offering compensation in the forms described above. However, we recognize that, from time to time, it may be appropriate to provide perquisites that are limited in scope and amount in order to help motivate and retain our executives. Under our employment agreement with Mr. Reeves, our President—Bridge Division, we provide Mr. Reeves with an automobile and reimburse him for the cost of his memberships for one country club and one business club for his business use.

We do not own a corporate aircraft and do not regularly use private jet aircraft.

Equity-tracking plan

Since 2006, we have maintained an equity-tracking plan under which selected executives are offered the opportunity to defer the receipt of their annual bonus in lieu of receiving units which track the value of our equity and are paid in cash upon specified events, including death, disability, separation from service, or a change in control (as defined in the plan). The value of the units is determined under a formula described in the plan. Our Chief Executive Officer and President—E&I Division, Mr. Phillips, is the only participant in this plan. The value of Mr. Phillips' units is approximately $125,000. It is anticipated that, following our initial public offering, there will be no further participation in this plan, and that Mr. Phillips will receive a distribution in the amount of the value of his units upon his termination of employment or other applicable time provided for under the plan.

Legacy bonus deferral arrangements

Messrs. Goodwill and Reeves each have compensation agreements with our subsidiary, Carolina Steel Group, LLC that relate to bonus deferral arrangements that were in effect before our equity sponsor acquired an interest in us in April 2006. There have been no additional deferred bonuses under these agreements since 2006. The compensation agreement with Mr. Goodwill provides for the payment of his deferred bonuses in five annual payments of 10% each, beginning in May 2009 and the balance at retirement or termination. The agreement with Mr. Reeves provides for the payment of his deferred bonuses over 120 monthly payments beginning on the earlier of Mr. Reeves reaching age 65, or his termination of employment without cause. Both agreements also include provisions for the payment of the deferred bonuses upon termination of employment for reasons other than termination without cause, or upon the executive's death or disability. The total amounts of deferred bonuses to be paid to Mr. Goodwill and Mr. Reeves under these compensation agreements, are approximately $302,500 and $2,267,900, respectively.

How we determine the amount of compensation

Prior to our initial public offering

As a private company, the base salaries for our executive officers were initially fixed by our governing body taking into consideration each executive's base salary prior to the acquisition of an interest in our company by our equity sponsor. We sought to assure that each member of the executive team either maintained or increased their base salary as it then existed. From the time our equity sponsors purchased an interest in our company in 2006, the executive officers have participated in an EBITDA-based cash bonus program. That program was based on a matrix, created no later than March of each calendar year, which specified how much each executive would be paid in cash as a percentage of their base salary if EBITDA targets were reached. The targets were based on an underlying, linear mathematical formula which had no upper limit. As we generated more EBITDA, the percentage bonus would also increase. Given that the percentages progressed linearly, the bonus program was always able to be funded regardless of the EBITDA level because as EBITDA increased, it incrementally funded the bonus program. The amount of cash bonus awarded was then subject to adjustment if improvements in working capital were better than expected.

After our initial public offering

In determining the total compensation of our executives in contemplation of our initial public offering, we identified several public companies and used them as a basis for compensation comparison, notably Trinity Industries, Inc., Northwest Pipe Co., Insteel Industries, Inc., Ameron International Corp. and 16 other public company comparables. We selected these companies because we believe they were at a similar growth stage with similar business models as compared to our company. We also engaged McLagan Consulting, an affiliate of Aon Consulting Company, a national specialty consulting firm focused on executive compensation, corporate governance compensation and board of director compensation, to review and validate the current compensation levels of our executive officers as well as our proposed equity award design.

As a public company, we expect to continue to reward EBITDA growth and working capital improvement as we have in the past, although we will use a combination of cash and equity awards. Our compensation committee will review our compensation plans annually with suitable benchmarks to arrive at what we believe to be fair and market-comparable baseline compensation for our executive officers, with the potential for greater than average compensation should we achieve above average growth in EBITDA and working capital improvement. All awards will be approved by our compensation committee.

We will develop the actual formulas that generate the number of shares to be issued as part of the equity awards, or the cash performance bonus, based primarily on industry comparables. As noted above, we have, with the assistance of our compensation consultant, conducted studies of other public companies that we believe are in a similar growth stage with similar business models as compared to us, and determined that an annual award in the aggregate of 0.4% of fully diluted total shares then outstanding is an appropriate target reward to executives and other employees if we reach a reasonable targeted level of EBITDA growth and working capital improvement for our company. Targeted annual cash and equity bonus awards are expected to be based on EBITDA growth of 40% and significant working capital improvement. EBITDA growth or working capital improvement in excess of these general ranges would result in

larger equity awards capped at             of total shares then outstanding. We believe a cap on total awards in any given year is important so there is no threat of unanticipated dilution or excessive rewards to management in years when our company performs particularly well. The grant of all equity awards will be dependent on availability of shares under our 2009 Omnibus Incentive Plan, or stockholder approval to increase the number of shares available under the plan.

We anticipate that our Chief Executive Officer and President—E&I Division, Mr. Phillips, will receive approximately 11% of total shares available under our annual equity bonus grants, our President—Bridge Division, Mr. Reeves, will receive approximately 9% of the total shares available under our annual equity bonus grants, our Chief Financial Officer, Mr. Goodwill, will receive approximately 6% of the total shares available under our annual equity bonus grants, and the remaining 74% of the shares will be granted among the rest of our executive officers and other employees. A larger portion of shares is generally expected to be allocated to more senior executives, in part to illustrate the financial rewards of promotion. As a general rule, grants of restricted stock will vest over a period of three years. We do not anticipate granting additional equity awards based on individual actions or performance metrics as the plan is meant to be formulaic because we believe the interests of stockholders lie in EBITDA growth and working capital improvement. We also believe this methodology fosters a team approach to profit improvement.

Allocation of compensation elements

As a private company, we paid all compensation in cash. Based on our EBITDA growth for the year ended December 31, 2008, during which time we exceeded our target growth, we paid each of our named executive officers cash bonuses equal to 40.7% of their respective base salaries. We believe a larger portion of total targeted compensation for our most senior executives should be performance based.

As a public company, assuming we reach targeted EBITDA growth and working capital improvement, we anticipate that each of our executive officers will receive approximately             % of their annual total compensation in cash and             % of their total compensation in shares of restricted stock, not including "bonus" shares awarded on the date of the initial public offering. We believe that the allocations described above create an appropriate balance of providing our executives with both cash and equity performance-based compensation.

We believe that restricted stock is a powerful instrument for aligning management and stockholder interests because management shares with stockholders in the financial loss that occurs if the price of our common stock declines, and is equally rewarded if the price of our common stock increases. We chose restricted shares over options because with options, in our view, the executive team does not suffer proportionately if the share price falls below the exercise price of the executive's option. In that respect, options are not as attractive as restricted stock because, in our view, in the event of a share price decline below the strike price of the executive's options, the executive does not continue to experience increasing financial loss. Also, restricted stock does not have a strike price, which alleviates significant concerns over the timing and calculation of strike prices for options. It is our intention to award restricted shares on a fixed timetable year after year.

We have considered the relative value of restricted stock versus options for management teams and have concluded that, because options have a lower intrinsic value than restricted stock, more options are required to achieve the same economic benefit. Consequently, we believe that awarding a smaller number of restricted shares (instead of a greater number of options) has a similar economic impact on our company, but with greater short- and long-term alignment of interests between management and stockholders. We believe that the greatest alignment occurs when both stockholders and management hold shares of common stock of the company.

Executive compensation policies

General policies

The compensation committee of our board of directors will approve all compensation and awards to our executive officers. Generally, our compensation committee will review actual performance relative to targeted EBITDA and working capital metrics to determine both aggregate and individual awards. When appropriate, our compensation committee may continue to consult with Aon Consulting or other compensation experts to assist in its decision making process. We anticipate that the bonus awards will be allocated based on a pre-determined formula.

Factors considered to materially alter compensation

We anticipate adjusting an individual's compensation based on market data, and would raise compensation when our compensation committee believes it necessary to retain or attract the most qualified personnel for various positions. As a general matter, we do not intend to materially alter an executive's current compensation based on total compensation earned in prior periods. We also do not expect that our compensation committee will adjust equity grants if the performance metrics on which those grants were based are subsequently adjusted, but we may consider adjusting future grants to reflect the impact of such a change if we deem it appropriate.

Timing of awards

Other than in the case of grants to new hires on or around their first date of employment, it is our intention to grant any equity compensation on specific, recurring dates. This is to guard against any possible manipulation of issuance dates to benefit any single party. We currently plan, for example, that ongoing annual awards of restricted stock to management, will be granted on January 15 (or the following business day) of each year, which will coincide with the fiscal year performance period for each such award, and that these awards will be potentially adjusted and distributed following our compensation committee's certification of the EBITDA and working capital performance criteria after our audited financials are released.

Equity ownership

As described elsewhere, we believe that the ownership of shares of our common stock by our management team properly aligns their financial interests with those of our stockholders. We have not, however, imposed equity ownership guidelines. We also recognize that the use of hedging instruments creates a divergence in alignment with our stockholders and, consequently, we strongly discourage our executive officers from using hedging instruments that would diminish their financial risk of ownership.

Summary compensation table

The following table presents information regarding compensation paid by us relating to the year ended December 31, 2008, to our chief executive officer, our chief financial officer and our three other most highly compensated executive officers who were serving as executive officers as of December 31, 2008. These executives are referred to as the "named executive officers" elsewhere in this prospectus.

Name and principal position	Fiscal year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)(2)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)(3)		Total ($)

Dennis C. Hirschfeld Chief Executive Officer	2008	$353,538	—	—	—	$138,303	—	$29,735		$521,576
Rodney L. Goodwill Chief Financial Officer(1)	2008	$154,583	—	—	—	$67,178	—	$9,018		$230,779
W.H. Reeves Senior Vice President—Bridge Division	2008	$300,000	—	—	—	$122,032	—	$27,363	(4)	$449,395
Richard W. Phillips President—E&I Division	2008	$288,692	—	—	—	$130,167	—	$16,112		$434,971
Thomas Barrett Former Chief Financial Officer(1)	2008	$93,077	—	—	—	$37,250	—	—		$130,327

(1)   Mr. Barrett was hired as our Chief Financial Officer on October 1, 2008. Prior to our hiring Mr. Barrett, Mr. Phillips functioned as our Chief Financial Officer during 2008. Mr. Barrett resigned as our Chief Financial Officer on July 15, 2009, and Mr. Goodwill was appointed in his stead.

(2)   The amounts in this column represent the performance-based bonuses paid in early fiscal 2009 based on fiscal 2008 performance pursuant to our annual bonus plan for fiscal 2008 described above under "Compensation discussion & analysis."

(3)   Amounts represent our 401(k) matching contribution on behalf of the officers, taxable personal use of company vehicle, vehicle lease payments and dues for country club paid for on behalf of the officers.

(4)   Includes a 401(k) matching contribution of $11,627. Mr. Reeves is the only executive officer with 401(k) matching contribution in excess of $10,000.

As of December 31, 2008, none of our named executive officers held any equity awards or had acquired shares on exercise or vesting of any equity awards.

Nonqualified deferred compensation table

The following table presents information regarding nonqualified deferred compensation as of the year ended December 31, 2008, under plans or arrangements with our named executive officers.

Name	Executive contributions in last FY ($)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)	Aggregate withdrawals/ Distributions ($)	Aggregate balance at last FYE ($)

Dennis C. Hirschfeld	$—	$—	$—	$—	$—
Rodney L. Goodwill	—	—	—	—	302,526	(1)
W.H. Reeves	—	—	—	—	2,267,868	(1)
Richard W. Phillips	—	—	—	—	124,999	(2)
Thomas Barrett	—	—	—	—	—

(1)   Represents deferred bonuses provided for under legacy bonus deferral arrangements, as described above under "Compensation discussion & analysis—Executive compensation program overview—Legacy bonus deferral arrangements."

(2)   Represents the value of equity tracking units attributable to Mr. Phillips under our equity unit tracking plan as of December 31, 2008, as described above under "Compensation discussion & analysis—Executive compensation program overview—Equity-tracking plan."

Benefit plans

2009 Omnibus Incentive Plan

Our board of directors plans to adopt and submit to our stockholders for approval our 2009 Omnibus Incentive Plan, or as used in this section, the Plan, which will be effective immediately before this offering. The Plan is designed to enable us to attract, retain and motivate our executive officers, employees, directors and consultants, and to further align their interests with those of our stockholders, by providing incentives based on the financial performance of our company.

The Plan permits the grant of (i) incentive stock options, or ISOs; (ii) nonqualified stock options, or NQOs (ISOs and NQOs are collectively referred to as "Options"); (iii) stock appreciation rights, or SARs; (iv) restricted stock awards; (v) restricted stock units, or RSUs; and (vi) cash-based awards (collectively "Awards"), as more fully described below.

Each Award granted under the Plan will be evidenced and governed by a separate written award agreement or letter, or Award Agreements, with the individual participant. No Awards may be granted after December 31, 2019, although Awards granted before that time will remain valid in accordance with their terms.

The compensation committee of our board of directors will administer the Plan. Our compensation committee will designate each eligible individual to whom an Award is to be granted. Our compensation committee will have the authority to grant Awards upon such terms and conditions (not inconsistent with the provisions of the Plan), as it may consider appropriate. Any employee, director, consultant, or other service provider to us, or our subsidiaries or affiliates, is eligible to participate in the Plan if selected by our compensation committee. In its discretion, our compensation committee may delegate all or part of its authority and duties with respect to granting Awards to one or more of our officers, provided applicable law so permits. However, our compensation committee may not delegate its authority with respect to Awards to any individual who, as of a taxable year, is our chief executive officer (or is acting in such capacity), one of our four highest-compensated officers (other than our chief executive officer), is otherwise a "covered employee," as defined in the regulations under Section 162(m) of the Code, or is subject to the reporting and other provisions of Section 16 of the Exchange Act.

Subject to certain adjustments, the maximum number of shares of common stock that may be issued under the Plan in connection with Awards is                  . In any calendar year, no participant may receive any Award or any combination of Awards that relate to more than                  shares. No participant may receive an incentive award cash payment in any calendar year that exceeds                   . There are also maximum annual limitations applicable to Awards as follows: (i) the maximum aggregate number of shares of our common stock subject to Options that may be granted in any one Plan year to any one participant is                  ; (ii) the maximum aggregate number of shares of our common stock subject to SARs that may be granted in any one Plan year to any one participant is                  ; (iii) the maximum aggregate number of shares of our common stock subject to Awards of restricted stock that may be granted in any one Plan year to any one participant is                  ; (iv) the maximum aggregate number of shares of our common stock subject to RSUs that may be granted in any one Plan year to any one participant is the Fair Market Value (determined on the date of grant) of                  shares of common stock; and (v) the maximum aggregate amount of cash-based incentive awards that may be made in any one Plan year to any one participant is $                  .

In the event of a material business event (i.e., any of the following events that affect our company or a subsidiary: restructuring changes, reductions in force, changes in accounting principles, changes in tax laws, gains and/or losses on asset sales, discontinued operations, acquisitions, divestitures, currency fluctuations, equity adjustments, unusual changes in the external environment or business strategies, or other extraordinary or unusual items as determined by our compensation committee), our compensation committee may, in order to prevent the dilution or enlargement of participants' rights under the Plan, substitute or adjust the number and/or kind of shares that may be issued under the Plan or under particular types of Awards, including under outstanding Awards. Additionally, upon a material business event, our compensation committee may adjust the annual award limits under the Plan and/or the amount or type of payment to be received under Awards, and make appropriate adjustments or modifications in the terms and conditions of outstanding Awards, including modification and accelerations of vesting provisions, performance goals and restriction periods.

Shares covered under an Award are removed from the Plan share reserve upon grant, but are returned to the Plan share reserve as follows:

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To the extent that an Award is canceled, terminates, expires, is forfeited or lapses for any reason, any unissued or forfeited shares subject to the Award will be returned to the share reserve under the Plan.

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Shares subject to Awards that are settled in cash will be returned to the share reserve under the Plan.

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Shares withheld from an Award or tendered to us by a participant to satisfy tax withholding requirements will be returned to the share reserve under the Plan.

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If a participant pays the exercise price of an Option by tendering shares to us, the tendered shares will be returned to the share reserve under the Plan.

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To the extent that the full number of shares under an Option or SAR is not issued upon exercise of the Option or SAR for any reason, including by reason of net-settlement of the Award, the excess shares will be returned to the share reserve under the Plan.

Options

An Option entitles the holder to purchase from us a stated number of shares of our common stock. An ISO may only be granted to an employee of ours or to an employee of one of our subsidiaries (provided applicable law so permits). Our compensation committee will specify the number of shares of common stock subject to each Option and the exercise price for such Option. The exercise price may not be less than the fair market value of a share of our common stock on the date the Option is granted. If we grant ISOs to any 10% stockholder, the exercise price shall not be less than 110% of the fair market value of our common stock on the date the Option is granted. Any stockholder who beneficially owns more than 10% of our combined voting power or that of an affiliated company (determined by applying certain attribution rules) shall be considered a 10% stockholder. Generally, all or part of the exercise price may be paid (i) in cash or by a certified or bank cashier's check; (ii) if approved by our compensation committee, by tendering shares of common stock; (iii) by a broker-assisted cashless exercise method approved by our compensation committee; or (iv) by any other legal method acceptable to our compensation committee or any combination of such methods.

All Options shall be exercisable in accordance with the terms of the applicable Award Agreement which may include vesting provisions and conditions based upon the achievement of performance goals set by our compensation committee. The maximum period in which an Option may be exercised shall be determined by our compensation committee on the date of grant but shall not exceed 10 years. However, if we grant ISOs to any 10% stockholder, then the maximum period in which the option may be exercised is five years. In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of our common stock with respect to which such ISOs become exercisable for the first time during any calendar year under any of our plans or the plans of any affiliated companies cannot exceed $100,000. ISOs granted in excess of this limitation will be treated as NQOs, with respect only to such excess.

SARs

A SAR can be granted alone (a freestanding SAR) or in tandem with an Option (a tandem SAR). A SAR entitles the holder to receive, upon exercise of the SAR, common stock or cash representing the increase in the fair market value of the shares underlying the SAR from the base price for such shares. The base price for shares underlying a free-standing SAR shall be not less than the fair market value of such shares on the date of grant of the SAR. The base price for shares underlying a tandem SAR is the exercise price per share of the related Option. A tandem SAR entitles the holder to exercise the Option or the SAR at which time the other related Award shall expire. No participant may be granted tandem SARs under any of our plans or the plans of any affiliated companies that are related to ISOs which are first exercisable in any calendar year for shares of our common stock having an aggregate fair market value (determined as of the date of grant) that exceeds $100,000.

Restricted stock

A restricted stock award is a grant of shares of our common stock, which may be subject to forfeiture restrictions during a restriction period. Our compensation committee will determine the price, if any, to be paid by the participant for each share of common stock subject to a restricted stock award. Our compensation committee may condition the award of restricted stock, upon: (i) the participant's continued service over a period of time with us or our subsidiaries; (ii) the achievement by the participant, us or our subsidiaries of performance goals set by our compensation committee; or (iii) any combination of these types of conditions as specified in the Award Agreement. If the specified conditions are not attained, the participant will forfeit the portion of the restricted stock award with respect to which those conditions pertain, and the underlying common stock will be forfeited. At the end of the restriction period the number of shares of restricted stock that become distributable to the participant will be determined on the basis of the satisfaction of the restrictive period conditions. Restricted stock awards may also be subject to additional vesting provisions which will determine the time, or period, over which the restricted shares will be distributed. The extent to which a participant will have any rights of a stockholder with respect to the restricted stock, including the right to receive dividends and/or vote the shares will be provided in the applicable Award Agreement. Our compensation committee may, in its discretion, accelerate the vesting and delivery of shares of restricted stock.

RSUs

RSUs are granted in reference to a specified number of shares of our common stock and entitle the holder to receive, on achievement of specific performance goals established by our compensation committee and/or after a period of continued service, as provided in the applicable Award Agreement, one share of common stock for each such share of common stock covered by the RSU, or cash equal in value to such number of shares of common stock. Our compensation committee may, in its discretion, accelerate the vesting of RSUs.

Cash-based incentive awards

A cash-based incentive award is granted in reference to a specified dollar amount. Incentive awards entitle the holder to receive a cash payment upon the achievement of the specified performance goals established by our compensation committee and/or after a period of continued service, as provided in the applicable Award Agreement.

Performance goals may be linked to a variety of factors including objectives stated with respect to our, an affiliated company's or a business unit's (i) total stockholder return, (ii) total stockholder return as compared to total return (on a comparable basis) of a publicly available index, (iii) net income, (iv) pre-tax earnings, (v) funds from operations, (vi) earnings before interest expense, taxes, depreciation and amortization, (vii) operating margin, (viii) earnings per share, (ix) return on equity, capital, assets or investment, (x) operating earnings, (xi) working capital, (xii) ratio of debt to stockholders equity, (xiii) revenue, (xiv) capital expenditures and (xv) debt reduction.

Our compensation committee may impose restrictions, including, without limitation, confidentiality and non-solicitation restrictions, on the grant, exercise or payment of an Award as it determines appropriate. Additionally, Award Agreements may include provisions which apply to Awards in the event of a change of control (as defined in the Plan).

Generally, Awards granted under the Plan are nontransferable except by will or by the laws of descent and distribution. Nevertheless, to the extent our compensation committee so provides, Awards, other than ISOs or their tandem SARs, may be transferred by the participant. The holder of the transferred Award shall be bound by the same terms and conditions that governed the Award during the period held by the participant.

No participant will have any rights as a stockholder with respect to shares covered by Options, SARs, or RSUs, unless and until such Awards are settled in shares of our common stock.

No Option or SAR shall be exercisable, no shares of our common stock shall be issued, no certificates for shares of our common stock shall be delivered and no payment shall be made under the Plan, except in compliance with all applicable laws.

Our board of directors may amend, suspend or terminate the Plan, and our compensation committee may amend any outstanding Award, at any time. If our board of directors or our compensation committee determines that any such amendment is necessary or appropriate to conform Awards to any legal requirements, including Code Sections 162(m) or 409A, the amendment may be made retroactively or prospectively, and without consent or approval of any participant. Our compensation committee may also amend Awards without consent or approval of any participant to prevent the dilution or enlargement of the benefits intended to be provided under the Award, or in recognition of a material business event. Other amendments may be made to Awards with the consent of the affected participants.

Pending approval of the Plan, we have determined to award members of management up to an aggregate of                  restricted shares of our common stock and other employees up to an aggregate of approximately                  restricted shares of our common stock following the completion of our initial public offering. The specific allocation to members of our management and other employees has not yet been determined.

401(k) plan

Our employees (other than specified excluded groups of employees) are eligible to participate in the Hirschfeld Steel/Carolina Steel Employee Savings Plan, a defined contribution plan which is a qualified employee pension plan under Code Section 401(a), or the 401(k) Plan. All eligible employees may elect to participate in the 401(k) Plan and make pre-tax employee contributions in an amount up to 50% of their eligible compensation, subject to contribution limits under the Code. Eligible employees who are at least 50 years old may make additional "catchup contributions." We provide a matching contribution equal to 100% of employee contributions up to 4% of eligible compensation. The 401(k) Plan also provides for discretionary profit-sharing contributions which we can decide to make from time to time in our discretion. Employees vest in matching and profit-sharing contributions over a 5-year period, 20% per year. Vested benefits are generally payable in a lump sum upon termination of employment. The 401(k) Plan also permits plan loans and other in-service distributions under certain circumstances.

Healthcare benefits

We offer all of our full-time employees and their eligible dependents a broad array of healthcare benefits, including medical insurance, dental insurance, group life and AD&D insurance, short-term and long-term disability insurance and flexible spending accounts for healthcare and dependent care.

Employment agreements

Effective as of the closing of this offering, we will enter into amended and restated employment agreements with Richard W. Phillips, our Chief Executive Officer and President—E&I Division, and W.H. Reeves, our President—Bridge Division. We have also entered into an agreement with Rodney Goodwill, our Chief Financial Officer, which provides for a severance benefit in the event of Mr. Goodwill's termination without cause, as well as other compensation matters for Mr. Goodwill during his employment with us. These agreements are summarized below.

Employment agreement with Richard W. Phillips

Effective as of the closing of this offering, we intend to enter into an amended and restated employment agreement with Mr. Phillips. The terms described below refer to this amended agreement, which will supersede all prior agreements with Mr. Phillips relating to employment terms, compensation and benefits and provides for the termination of all prior agreements and the waiver and release by Mr. Phillips of all claims under the prior agreements. The term of the employment agreement will be two years and the agreement may be renewed for successive one-year periods after the expiration of the original term at our discretion. Mr. Phillips may terminate the agreement upon giving us 90 days' prior written notice.

Under Mr. Phillips' employment agreement, he will be entitled to: (i) a base salary in the amount of $350,000 annually, which may be increased by our board of directors from time to time; (ii) participation in our annual bonus plan; (iii) participation in our healthcare and 401(k) benefit plans; (iv) five weeks of vacation each year; and (v) business expense reimbursement under our standard policy. Additionally, Mr. Phillips has been eligible to participate in our equity-tracking incentive plan, which permits him to defer the receipt of some or all of his annual bonus payments and receive notional equity units that track the value of our equity, and are paid in cash upon certain events, including his death, disability, separation from service, or a change in control (as defined in the plan). It is anticipated that, following the closing of this offering, there will be no further participation in this plan, and that Mr. Phillips will receive a cash payment equal to the value of his equity units under our equity-tracking plan upon his termination of employment or other applicable time provided for under the plan.

In the event that, during the term of Mr. Phillips' employment agreement, we terminate his employment without cause (as defined in the employment agreement), he is entitled to the continuation of his base salary for 12 months, and additional cash payments equal to the difference between the cost of continuation healthcare coverage under COBRA and the applicable employee rate for healthcare coverage under our group medical plan for a period of 12 months. As a condition to receiving these severance benefits, Mr. Phillips is required to execute a release in our favor in a form that we approve. Upon his termination of employment, Mr. Phillips is also entitled to receive a cash distribution equal to the value of his equity-tracking units under our equity-tracking incentive plan. Currently, the aggregate amount of these severance benefits is approximately $479,000.

Mr. Phillips' employment agreement with us also includes covenants by Mr. Phillips regarding the maintenance of the confidentiality of our business secrets, policies, methods and other confidential information. Additionally, during the term of his employment agreement and for 12 months thereafter, Mr. Phillips may not, without the prior written consent of our board of directors: (i) participate in a business that engages in a business which competes with ours; (ii) solicit any of our customers; (iii) accept any business from our customers; or (iv) solicit any of our employees.

Employment agreement with W.H. Reeves

Effective as of the closing of this offering, we intend to enter into an amended and restated employment agreement with Mr. Reeves. The terms described below refer to this amended agreement, which will supersede all prior agreements with Mr. Reeves relating to employment terms, compensation and benefits and provides for the termination of any prior agreements, and the waiver and release by Mr. Reeves of all claims under the prior agreements, other than the amended and restated compensation agreement dated as of April 27, 2006, relating to the payment of deferred bonus amounts. This amended and restated compensation agreement is described in more detail under "Compensation discussion & analysis—Executive compensation program overview—Legacy bonus deferral arrangements."

The term of the employment agreement will be three years and it may be renewed for successive one-year periods after the expiration of the original term at our discretion. Mr. Reeves may terminate the employment agreement upon giving us 90 days' prior written notice.

Under Mr. Reeves' employment agreement he will be entitled to: (i) a base salary in the amount of $300,000 annually, which may be increased by our board of directors from time to time; (ii) participation in our annual bonus plan; (iii) participation in our healthcare and 401(k) benefit plans; (iv) five weeks of vacation each year; and (v) business expense reimbursement under our standard policy. Mr. Reeves' employment agreement also provides that we will pay for the cost of his membership in one country club and one business club for his business use, and that we will provide him with a vehicle.

In the event that, during the term of his employment agreement, we terminate Mr. Reeves' employment with us without cause (as defined in the employment agreement), he is entitled to receive the following severance benefits: (i) the continuation of his base salary for 12 months; (ii) an amount equal to his last annual bonus, if any, prorated to the date of termination, and paid over the 12-month salary continuation period; and (iii) additional cash payments equal to the difference between the cost of continuation healthcare coverage under COBRA and the applicable employee rate for healthcare coverage under our group medical plan for a period of 12 months. As a condition to receiving these severance benefits, Mr. Reeves is required to execute a release in our favor in a form that we approve. Currently, the aggregate amount of these severance benefits, assuming a full years' bonus payment, is approximately $433,000.

Mr. Reeves' employment agreement also includes covenants by Mr. Reeves regarding the maintenance of the confidentiality of our business secrets, policies, methods and other confidential information. Additionally, during the term of Mr. Reeves' employment agreement and for 18 months thereafter, Mr. Reeves may not, without the prior written consent of our board of directors: (i) participate in a business that engages in a business which competes with ours; (ii) solicit any of our customers; (iii) accept any business from our customers; or (iv) solicit any of our employees.

Waiver and release agreement with Rodney L. Goodwill

Our subsidiary, Carolina Steel Group, LLC, entered into a waiver and release agreement with Mr. Goodwill, effective as of April 27, 2006, in connection with the acquisition of an interest in us by our equity sponsor. The agreement with Mr. Goodwill supersedes all prior agreements relating to his employment terms, compensation and benefits, and specifically provides for the termination of any prior agreements and the waiver and release by Mr. Goodwill of all claims under the prior agreements, other than the amended and restated compensation agreement dated as of April 27, 2006, relating to the payment of deferred bonus amounts. This amended and restated compensation agreement is described in more detail under "Compensation discussion & analysis—Executive compensation program overview—Legacy bonus deferral arrangements."

Under the waiver and release agreement with Mr. Goodwill, he is eligible for participation in our annual bonus plan. The waiver and release agreement provides for "at will" employment but, in the event we terminate Mr. Goodwill without cause (as defined in the waiver and release agreement), he will be entitled to continuation, for a period of 12 months from the date of termination, of: (i) his base salary at the time of termination, and (ii) group health benefits which he participated in at the time of termination. As a condition to receiving these severance benefits, Mr. Goodwill is required to execute a release in our favor in a form that we approve. Currently, the aggregate amount of these severance benefits is approximately $209,000.

Director compensation

Prior to the closing of this offering, our directors did not receive compensation for their services as directors. Following this offering, it is anticipated that directors who are employed by us, as well as Messrs. Beneski, Bethea, Searcy and Vescovo, will receive no compensation for their service as directors. Except for the Chairman of our audit committee, each other director who is not employed by us will receive an annual cash retainer in the amount of $15,000 per year, plus an additional $1,500 for each meeting attended in person and $1,000 per day for work on special assignments requested by our Chairman from time to time. The Chairman of our audit committee will receive a retainer of $30,000 per year.

In addition, upon the completion of our initial public offering, each director who is not employed by us, other than Messrs. Beneski, Bethea, Searcy and Vescovo, will be awarded 1,500 shares of restricted stock (3,000 shares in the case of the Chairman of our audit committee) under our 2009 Omnibus Incentive Plan. Additionally, each director who is not employed by us, other than Messrs. Beneski, Bethea, Searcy and Vescovo, will be awarded annual restricted stock grants covering 1,500 shares (3,000 shares in the case of the Chairman of our audit committee) under the 2009 Omnibus Incentive Plan. It is currently anticipated that such shares will vest over a three-year period, one-third in each year.

Principal and selling stockholders

The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our equity securities: (1) immediately prior to the consummation of this offering and after our reorganization; and (2) as adjusted to reflect our reorganization and the sale of the shares of common stock in this offering by:

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each person that is a beneficial owner of more than 5% of our outstanding equity securities;

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each of our named executive officers;

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each of our directors and a number of our director nominees;

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all directors and director nominees and executive officers as a group; and

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each of the selling stockholders.

Beneficial ownership is determined under SEC rules and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of equity securities shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on                  shares of our equity securities outstanding as of the date of this prospectus and                  shares of equity securities outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated otherwise below, the address of each individual listed in the table is c/o Hirschfeld Industries, Inc., 112 West 29th Street, San Angelo, Texas 76903.

We have been advised by each selling stockholder that he, she or it is not a broker/dealer or affiliate of a broker/dealer.

	Number of shares of common stock beneficially owned(1)(2)		Percentage beneficially owned(2)
Name and address of beneficial owner	Prior to offering and after reorganization	After offering and reorganization	Prior to offering and after reorganization	After offering and reorganization

Five percent stockholders:
HSC Holdings, Inc.(3)(5) 301 W. Beauregard Ave. Suite 203 San Angelo, TX 76903			49%
Hirschfeld Resources LP(4) c/o Hirschfeld Resources Management Company LLC 1400 Civic Place, Suite 250 Southlake, TX 76092			51%	*
Hirschfeld Holdings LP(5) 112 West 29th Street San Angelo, TX 76903			100%
Directors, director nominees and named executive officers:
Dennis C. Hirschfeld
Richard W. Phillips
Rodney L. Goodwill
W.H. Reeves
Jacob Balderas
Ted W. Beneski
Brandon Bethea
Warren Bonham
Dal DeWees
Ross Gatlin
Conner Searcy
Victor L. Vescovo
All directors, director nominees and executive officers as a group (13 people)

*      Less than 1%

(1)   Limited partnership interests are expressed as shares of common stock, assuming an aggregate of                  shares of common stock outstanding prior to the offering and after the reorganization.

(2)   Assumes underwriters have not exercised their option to purchase additional shares.

(3)   This entity received its shares of our common stock in connection with our reorganization described elsewhere in this prospectus. See also footnote 5 below and "Business—Our history and organizational structure" for additional information.

(4)   This entity is owned and controlled, directly or indirectly, by Insight Equity.

(5)   Insight Equity and HSC Holdings, Inc. own, directly or indirectly, 51% and 49%, respectively, of Hirschfeld Holdings LP. Prior to this offering, we were a wholly-owned subsidiary of Hirschfeld Holdings LP.

 Certain relationships and related party transactions

Agreements with our existing owners

The agreements with our existing owners were not negotiated at arm's length, and the terms and conditions of these agreements may not be as favorable to us as they would have been had these agreements been negotiated at arm's length.

Our reorganization

We were organized as a Delaware corporation on October 19, 2009. Prior to this offering, we conducted our business through Hirschfeld Holdings LP and its operating subsidiaries. Hirschfeld Industries, Inc. holds no material assets and does not engage in any operations. Prior to the consummation of this offering, the following transactions will occur:

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Hirschfeld Holdings LP will contribute to us, Hirschfeld Industries, Inc., all of the equity interests in its operating subsidiaries in exchange for shares of our common stock; and

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Hirschfeld Holdings LP will distribute to its limited partners, including the selling stockholders, all of the common stock that Hirschfeld Holdings LP received from us in consideration of the contribution of its operating subsidiaries.

As a result of these transactions, the holders of outstanding limited partnership interests of Hirschfeld Holdings LP will receive an aggregate of                  shares of our common stock. The reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries.

See "Principal and selling stockholders" for information regarding the proceeds from this offering that will be paid to Hirschfeld Holdings LP.

Registration rights agreement

We have entered into a registration rights agreement with Hirschfeld Holdings LP pursuant to which we granted it, its partners, its affiliates and their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act of 1933, as amended, or the Securities Act, the shares of our common stock that will be delivered in connection with our reorganization. Under the registration rights agreement, we have agreed to register the sale of such shares an unlimited number of times, and we may be required to make available shelf registration statements permitting sales of our common stock into the market from time to time over an extended period. In addition, we have granted certain piggyback registration rights in respect of the common stock to be issued in connection with our reorganization relating to registered offerings requested by other registration rights holders or initiated by us.

Payments to our existing owners from refinancing

Proceeds from the term loan under our Second Lien Credit Facility were used in part to pay a cash distribution in the aggregate amount of $5.0 million to the holders of the limited partnership interests of Hirschfeld Holdings LP, including our equity sponsor, Insight Equity, on June 11, 2009.

Review, approval or ratification of transactions with related parties

Our policy and the charter of our audit committee require that any transaction with any of our officers, directors and principal security holders and their affiliates, as well as any transactions between us and any entity with which our officers, directors or principal security holders are affiliated, must be reviewed and approved or ratified by our audit committee and in accordance with applicable law governing the approval of such transactions.

Policies and procedures for related party transactions

Our written statement of policy and procedures with respect to related party transactions, to be adopted prior to the effectiveness of this registration statement by our audit committee, sets forth the standards for review, evaluation and approval of related party transactions.

Any request for us to enter into a transaction with present or former executive officers, directors, principal and selling stockholders, or any of such persons' immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented by management to our audit committee for review, evaluation and approval. Our management is required to identify potential related party transactions requiring audit committee review and recommend these transactions for preapproval at regularly scheduled meetings of the audit committee.

If management becomes aware of a pending or related party transaction that has not been preapproved or ratified by our audit committee, then it will promptly be submitted to the audit committee or to any member of the audit committee for an evaluation of whether to ratify, amend or terminate the transaction. If the transaction is already completed, then the audit committee will determine whether rescission of the transaction, disciplinary action, or both, is appropriate. In addition, the audit committee will further evaluate our internal controls and procedures to ascertain why the transaction was not submitted to our audit committee for preapproval and whether to recommend any changes to these procedures.

In evaluating any related party transaction, the audit committee members will consider the following items, among others:

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the benefits to us;

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the impact on a director's independent judgment in the event the related person is a director, immediate family member of a director or an entity in which a director exercises influence;

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the availability of other sources for comparable products or services;

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the terms of the transaction;

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the terms available to unrelated third parties or employees generally; and

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whether the transaction is in, or not inconsistent with, our best interests.

For additional information, see "Description of capital stock and governance matters—Charter provisions relating to corporate opportunities."

Description of capital stock and governance matters

The following is a summary of the material terms of our capital stock as will be in effect following our reorganization and does not purport to be complete and is subject to and qualified in its entirety by reference to Delaware law, our charter and bylaws. Copies of our charter and bylaws are available upon request. See "Where you can find more information."

General

Our authorized capital stock consists of                           shares of common stock, $0.01 par value per share, and                            shares of preferred stock, $0.01 par value per share. Immediately following our reorganization,                            shares of our common stock will be issued and outstanding and held of record by                            holders. No shares of our preferred stock are outstanding.

Common stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of our outstanding shares of common stock have the ability to elect all of the members of our board of directors. Except as otherwise provided by law or with respect to any outstanding class or series of our preferred stock, the holders of our common stock possess all voting power. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably any dividends when, if, and as may be declared by the board of directors out of funds legally available for dividend payments. See "Dividend policy." In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and non-assessable.

Preferred stock

Our board of directors has the authority, without further action by our stockholders, to issue up to                           shares of preferred stock in one or more series. In addition, our board of directors may fix the rights, preferences and privileges of any series of preferred stock it may determine to issue. These rights may include a preferential return in the event of our liquidation, the right to receive dividends if declared by the board of directors, special dividend rates, conversion rights, redemption rights, superior voting rights to the common stock, the right to protection from dilutive issuances of securities, or the right to approve corporate actions. Any or all of these rights may be superior to the rights of the common stock. Although we have no plans to do so, our board of directors could authorize us to issue a series of preferred shares that could, depending on the terms of the particular series, delay, defer or prevent a change in control of us or make it more difficult for stockholders to remove our board of directors and management. Additionally, our issuance of preferred stock may decrease the market price of our common stock.

Power to reclassify unissued stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, our board is required by Delaware law and by our charter to set, subject to our charter restrictions on transfer, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption for each class or series of stock. Therefore, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest or make it more difficult for stockholders to remove our board of directors and management.

Power to issue additional shares of common stock or preferred stock

We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common stock or preferred stocks and thereafter to issue the classified or reclassified stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Dividend reinvestment plan

We may implement a dividend reinvestment plan whereby stockholders may automatically reinvest their dividends in our common stock. Details about any such plan would be sent to our stockholders following adoption thereof by our board of directors.

Transfer agent and registrar

The transfer agent and registrar for our common stock is                           .

Charter provisions relating to corporate opportunities

In order to address potential conflicts of interest between us and Insight Equity, our charter contains provisions regulating and defining the conduct of our affairs after the completion of this offering as they may involve Insight Equity and its officers, directors or employees. In general, these provisions recognize that we and Insight Equity may engage in the same or similar business activities and lines of business and have an interest in the same areas of corporate opportunities, and that we and Insight Equity will continue to have common directors.

Our charter provides that, subject to any contractual provision to the contrary, Insight Equity will have no duty to refrain from:

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engaging in the same or similar business activities or lines of business as us;

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any decision or action to assert or enforce its rights under any agreement or contract with us;

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doing business with any of our clients or customers; or

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employing or otherwise engaging any of our officers or employees.

Under our charter, neither Insight Equity nor any officer, director or employee of Insight Equity or its affiliates, except as described in the following paragraph, will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities. Our charter will provide that Insight Equity and its affiliates are not under any duty to present any corporate opportunity to us which may be a corporate opportunity for Insight Equity and us, and Insight Equity and its affiliates will not be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that Insight Equity or any of its affiliates pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

When one of our directors or officers who is also a director, officer or employee of Insight Equity or its affiliates learns of a potential transaction or matter that may be a corporate opportunity for both us and Insight Equity, our charter will provide that the director or officer will have fully satisfied his or her fiduciary duties to us and our stockholders and will not be liable to us or our stockholders for breach of fiduciary duty by reason of his or her actions with respect to that corporate opportunity if he or she acts in good faith in a manner consistent with the following policy:

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a corporate opportunity offered to any of our officers or directors who is also a director, officer, or employee of Insight Equity or its affiliates will belong to us, only if that opportunity is expressly offered in writing to that person solely in his or her capacity as our director or officer, and not separately offered to Insight Equity or its affiliates or any of their respective officers, directors or employees; and

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otherwise such opportunity shall belong to Insight Equity and its affiliates.

For purposes of our charter, "corporate opportunities" include business opportunities (i) that we are financially able to undertake, (ii) that are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and (iii) in which, by embracing the opportunities, the self-interest of Insight Equity or its affiliates or their respective officers or directors will be brought into conflict with our self-interest. The charter provision relating to corporate opportunities impacts Messrs. Beneski, Bethea, Bonham, Searcy and Vescovo, as well as any future director or officer that may be associated with Insight Equity and its affiliates.

Important provisions of Delaware law and our charter and bylaws

The following description of certain provisions of Delaware law and our charter and our bylaws, as they will be in effect upon the completion of this offering, is only a summary. You should also read "—Charter provisions relating to corporate opportunities" above. Copies of our charter and bylaws are available upon request. See "Where you can find more information."

Our board of directors

Our charter provides that the number of our directors will be established by our board of directors. Except as provided by our board of directors in setting the terms of any series of preferred stock, any vacancy, including a vacancy created by an increase in the number of directors, will be filled by a majority of the directors then in office, even if the remaining directors do not constitute a quorum, or by a sole remaining director. Any director elected to fill a vacancy will serve the remaining term of his or her respective office and until his or her successor is elected and qualified.

Our charter divides our board of directors into two classes of directors who are elected for two-year terms or until their successors are duly elected and qualified. Therefore, the full board of directors is not subject to re-election at each annual meeting of our stockholders. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders at which directors are elected, the holders of a majority of the shares of our common stock will be able to elect all of the successors of the directors being elected at that meeting.

Removal of directors

Our bylaws provide that a director may be removed only for cause by the affirmative vote of at least two-thirds of the shares entitled to vote in the election of directors.

Anti-takeover provisions

Delaware law.    Subject to specified exceptions, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change in control attempts. We have expressly elected not to be governed by Section 203 of the DGCL.

Charter and bylaw provisions.    Our charter provides that special meetings of our stockholders may be called only by the chairman of the board of directors, our chief executive officer, a majority of our board of directors, or the holder or holders of a majority of the outstanding capital stock of our company entitled generally to vote in the election of directors. Our charter does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Vacancies in our board of directors, including any vacancy created by an increase in the number of directors, will be filled by a majority of the directors then in office, even if the remaining directors do not constitute a quorum, or by a sole remaining director. As described above under "—Preferred stock," our board of directors will be authorized to issue up to                           shares of preferred stock and to determine the price and the rights preferences and privileges of these shares, without stockholder approval, which could also delay or prevent a change in control transaction.

Our charter provides that stockholders cannot act by written consent with respect to any action required or permitted to be taken at any annual or special meeting of the stockholders. Should any stockholder desire to present business at any meeting, he or she must comply with certain advance notice provisions in our bylaws described below.

These provisions contained in our charter and bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which stockholders might otherwise receive a premium for their shares over the then-current prices) and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Amendments to our charter

Our charter generally may be amended only by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter. The provision in our charter relating to corporate opportunities may be amended only by the affirmative vote of the holders of not less than 80% of all votes entitled to be cast on the matter. The provisions in our charter relating to removal of directors and our classified board structure may be amended only by the affirmative vote of the holders of not less than two-thirds of all votes entitled to be cast on the matter.

Amendments to our bylaws

Our bylaws may be amended only by a majority vote of our board of directors or by the affirmative vote of the holders of not less than two-thirds all of the votes entitled to be cast on the matter.

Advance notice of director nominations and new business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by our board of directors or (iii) by a stockholder of record who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to our board of directors at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors, or (iii) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of our bylaws.

Description of certain debt

Upon the consummation of this offering, we intend to fully repay the term loan under our Senior Credit Facility, the term loan under our Second Lien Credit Facility and our Bonds. We expect the revolving line of credit (and letter of credit sublimit) under our Senior Credit Facility to remain in place and amounts currently borrowed thereunder to be paid down. See "Use of proceeds" for additional information about the planned repayment of our indebtedness.

Our credit facilities

General

Our revolving line of credit under our Senior Credit Facility provides for a $70.0 million revolving line of credit (with a $31.3 million letter of credit sublimit) that terminates on April 27, 2011, unless renewed for additional one-year terms as agreed by the parties. As of September 30, 2009, our revolving line of credit had an outstanding principal balance of $5.9 million. The availability of borrowings under our revolving line of credit is determined by a borrowing base composed of, among other things, eligible accounts receivable, eligible inventory, eligible costs in excess of billings, eligible bonded accounts, eligible bonded inventory and eligible bonded costs in excess of billings, less certain reserves. Borrowings may be used for our business purposes. All borrowings are subject to the satisfaction of customary conditions, including the absence of an event of default and the accuracy of representations and warranties.

As of September 30, 2009, our term loan under our Senior Credit Facility had an outstanding principal balance of approximately $3.0 million. The term loan is being repaid in monthly installments in the amount of approximately $0.2 million due and payable on the last business day of each month, with the final principal installment in an amount equal to the entire remaining outstanding principal balance due on December 31, 2010.

As of September 30, 2009, our term loan under our Second Lien Credit Facility had an outstanding principal balance of $25.0 million, with the entire unpaid principal amount and all accrued and unpaid interest thereon due on the earlier of (i) June 11, 2014 or (ii) the date of the termination or nonrenewal of our Senior Credit Facility.

Interest and fees

The interest rates applicable to the loans under our Senior Credit Facility are floating interest rates that, at our option, are calculated with reference to a base rate or LIBOR, plus the applicable margin. The applicable margin is calculated based on our total debt leverage ratio for the 12-month period prior to the calculation of the ratio. For base rate loans, the margin is between 1.0% and 2.0%, and for LIBOR rate loans, the margin is between 2.5% and 3.5%.

We also pay (i) a non-use fee monthly in arrears on the first day of each month based on the unused portion of the revolving line of credit and letters of credit under our Senior Credit Facility at a rate equal to 0.375% per annum and (ii) a letter of credit fee quarterly in arrears on the last business day of each quarter based on the undrawn face amount of all outstanding letters of credit at a rate between 2.5% and 3.5% (based on our total debt leverage ratio).

The interest rates applicable to the term loan under our Second Lien Credit Facility are floating interest rates that, at our option, are calculated with reference to a base rate or LIBOR, plus the applicable margin. The applicable margin is calculated based on, among other things, our total debt leverage ratio. For base rate loans, the margin is between 7.75% and 8.75% added to the greater of prime or 7.75%, and for LIBOR rate loans, the margin is between 10.25% and 11.25% added to the greater of LIBOR or 5.0%.

Prepayments

Voluntary prepayments of the loans under our Senior Credit Facility are permitted, but are subject to prepayment penalties in certain cases. No prepayment penalty is due if the term loan is prepaid, provided the revolving loans are not prepaid and our Senior Credit Facility remains outstanding. Voluntary prepayments of the term loan under our Second Lien Credit Facility are not permitted at any time prior to the first anniversary of the closing date. The closing date of our Second Lien Credit Facility was June 11, 2009. Voluntary prepayments of the term loan are permitted under our Second Lien Credit Facility following the first-year anniversary of the closing date but are subject to a prepayment penalty of 3.0% if the term loan under our Second Lien Credit Facility is prepaid during the period from and including the first anniversary of the closing date through the date that is our second anniversary. Mandatory prepayments are required under both our Senior Credit Facility and our Second Lien Credit Facility in connection with sales of assets (other than, among other things, sales of inventory in the ordinary course of business), issuances of equity interests or debt and excess cash flow.

Collateral and guarantees

Hirschfeld Holdings LP and certain of its subsidiaries guarantee the obligations under our Senior Credit Facility and Second Lien Credit Facility. Our Senior Credit Facility and Second Lien Credit Facility are each secured by a lien on all or substantially all of our assets and all or substantially all of our subsidiaries' assets and a pledge of the equity interests of all of our subsidiaries.

Covenants and other matters

Our Senior Credit Facility and Second Lien Credit Facility each require us to comply with certain financial covenants, including a fixed-charge coverage ratio and a total debt leverage ratio. The terms of our Senior Credit Facility and our Second Lien Credit Facility each include certain covenants restricting or limiting our ability to, among other things (in each case, subject to agreed exceptions and carve-outs):

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create liens;

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declare dividends or redeem or repurchase capital stock or other equity interests;

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invest in other entities or make certain loans;

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guarantee or incur additional debt;

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make capital expenditures;

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incur operating lease obligations;

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merge or consolidate with other entities;

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undergo a change in control;

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pay, redeem or purchase certain subordinated debt;

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enter into a new line of business materially different from our current business;

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change our fiscal year; and

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enter into certain transactions with affiliates, including payment of management and similar fees.

Our Senior Credit Facility and our Second Lien Credit Facility each also contain customary representations and warranties, affirmative covenants, notice and reporting provisions and events of default, including for changes of control, material adverse changes and cross-defaults to other indebtedness.

If an event of default occurs, our indebtedness under our Senior Credit Facility and Second Lien Credit Facility could be declared immediately due and payable. See "Use of proceeds" for additional information about our indebtedness.

Our bonds

Our Bonds are variable rate industrial bonds that were issued pursuant to a trust indenture by the Industrial Development Board of the City of Montgomery, Alabama, or the IDB, in order to finance a portion of the cost of acquiring, constructing, rehabilitating, installing and equipping certain facilities for the fabrication of steel. We lease such facilities from the IDB and make rental payments for the account of the IDB in an amount equal to the debt service payments on the Bonds. Our Bonds mature May 1, 2016, bear interest at variable rates and require quarterly payments of interest. As of September 30, 2009, the interest rate applicable to our Bonds was 0.55%. We may elect to convert the Bonds at any time upon 30 days' prior notice to the trustee to bear interest at a fixed rate to be determined by the placement agent, payable semi-annually.

At our option and after providing the trustee at least 60 days prior notice (unless a shorter time period is acceptable to the trustee), we can direct the IDB to redeem the Bonds in whole at a redemption price equal to 100% of the principal amount to be redeemed plus accrued interest thereon to the date of redemption. Unless waived, notice of redemption must also be given to each holder of the Bonds to be redeemed at least 30 days (and no more than 60 days) before the redemption date.

As security for the payment of debt service for the Bonds, Carolina Steel is required to have a letter of credit issued in favor of the trustee under the trust indenture. Such letter of credit was issued pursuant to our Senior Credit Facility in the amount of approximately $6.3 million and incurs an annual fee of between 2.5% and 3.5% (based on our total debt leverage ratio). In addition to the other collateral granted under our Senior Credit Facility, Carolina Steel pledged its interest in the Bonds to secure its reimbursement obligations in connection with the letter of credit. Hirschfeld Holdings LP and certain of its other subsidiaries guaranteed these obligations.

The trust indenture is cross-defaulted, directly or indirectly, to our Senior Credit Facility and our Second Lien Credit Facility. Upon an event of default under the trust indenture, the trustee shall, among other things, draw under the letter of credit to pay off amounts outstanding under our Bonds.

 Shares eligible for future sale

Prior to this offering, there has not been any public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of equity securities.

Upon completion of this offering, we will have a total of                           shares of common stock outstanding. Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be held or acquired by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                           shares of common stock outstanding will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144 and 701 promulgated under the Securities Act, summarized below.

Under the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:

Lock-up agreements

We, our officers and directors, and all other stockholders have agreed that, subject to certain exceptions, for a period ending 180 days from the date of this prospectus, we and they will not, without the prior written consent of J.P. Morgan Securities Inc. and Robert W. Baird & Co. Incorporated, offer, sell, contract to sell, transfer, pledge, dispose of or hedge, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for our common stock or publicly disclose the intention to make any offer, sale, pledge or disposition. J.P. Morgan Securities Inc. and Robert W. Baird & Co. Incorporated, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. See "Underwriting" for more information.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our "affiliates" for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our "affiliates," is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our "affiliates," then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our "affiliates" or persons selling shares on behalf of our "affiliates" are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

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1% of the number of shares of common stock then outstanding, which will equal approximately                           shares immediately after this offering; or

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the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our "affiliates" or persons selling shares on behalf of our "affiliates" are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

2009 Omnibus incentive plan

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to award under our 2009 Omnibus Incentive Plan. We expect to file this registration statement as soon as practicable after this offering and as soon as permitted under the Securities Act. However, the shares registered on Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock up agreements to which they are subject.

Registration rights

We have granted registration rights to certain holders of our capital stock, or their permitted transferees. For a further description of these rights, see "Certain relationships and related party transactions—Agreements with our existing owners—Registration rights agreement."

Material U.S. federal income tax consequences
to non-U.S. holders of common stock

The following discussion of the material U.S. federal income and estate tax considerations relevant to Non-U.S. Holders of our common stock is for general information only.

As used in this prospectus, the term "Non-U.S. Holder" means a beneficial owner of our common stock (other than a partnership, including any entity treated as a partnership for U.S. federal income tax purposes), that is not:

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an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code;

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a corporation, or other entity taxable as a corporation under U.S. federal income tax laws, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

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an estate the income of which is subject to U.S. federal income tax purposes regardless of its source; or

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a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion does not consider:

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U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

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any state, local or foreign tax consequences;

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the tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

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special tax rules that may apply to selected Non-U.S. Holders, including without limitation, partnerships or other pass-through entities for U.S. federal income tax purposes, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities and certain former citizens or residents of the United States;

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special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle, "hedge" or "conversion transaction"; or

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a Non-U.S. Holder that does not hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. A change in law may alter significantly the tax considerations that we describe in this summary. The U.S. Internal Revenue Service, or IRS, may take a position that is different from the consequences described below.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend policy." Distributions paid on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder's adjusted tax basis in the shares of our common stock on which the distribution is made. To the extent a distribution exceeds both our current and accumulated earnings and profits and the Non-U.S. Holder's adjusted basis in that common stock, the distribution will constitute gain from the sale of the common stock. See "—Gain on disposition of common stock" below. Except as described below, the dividends on our common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States and (if specified by an applicable income tax treaty) attributable to a permanent establishment or fixed base in the United States, known as "U.S. trade or business income," are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate IRS form (generally IRS Form W-8ECI) with the payor. However, U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same graduated rates as applicable to U.S. persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A Non-U.S. Holder who seeks to claim the benefit of an applicable income tax treaty (and avoid backup withholding, as discussed below), for dividends will be required to (a) complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or exclusion from withholding under an income tax treaty, but that did not timely provide the required certifications or satisfy other requirements, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on disposition of common stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) in respect of gain recognized on a disposition of our common stock unless:

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the gain is U.S. trade or business income of the Non-U.S. Holder;

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the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements; or

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we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.

A Non-U.S. Holder that is an individual will be subject to tax on gain that is U.S. trade or business income under regular graduated U.S. federal income tax rates, net of specified deductions and credits. A Non-U.S. Holder that is a corporation will be subject to tax on gain that is U.S. trade or business income under regular graduated U.S. federal income tax rates, net of specified deductions and credits, and, in addition, may be subject to the branch profits tax on its effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as specified by an applicable income tax treaty. A Non-U.S. Holder that is an individual described in the second bullet above will be subject to a flat 30% tax on gain derived from the disposition of our common stock, which may be offset by U.S.-source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States).

Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of all its real property interests plus its other assets used or held for use in a trade or business. We believe we are not, and are not likely to become, a U.S. real property holding corporation. If we are or were to become one, the tax described in the third bullet above generally will not apply to a Non-U.S. Holder that beneficially owns, at all times during the applicable five-year or shorter period described above, no more than 5% of our common stock, provided that our common stock is regularly traded on an established securities market in the United States.

U.S. federal estate tax

Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in such individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information reporting and backup withholding tax

We (or a paying agent) must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available under the provisions of an applicable treaty to the tax authorities in the country in which the Non-U.S. Holder is a resident.

U.S. federal backup withholding, currently at a 28% rate, generally will not apply to payments of dividends made by us or our paying agents, as such, to a Non-U.S. Holder if the holder has provided the required certification that the holder is not a U.S. person (usually satisfied by providing an IRS Form W-8BEN) or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not exempt from backup withholding.

Proceeds from the disposition of shares of common stock paid to or through the U.S. office of a broker generally will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies that it is not a U.S. person (usually on an IRS Form W-8BEN) or otherwise establishes an exemption. Payments of the proceeds from a disposition effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes generally may be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that required information is timely furnished to the IRS.

Non-U.S. Holders should consult their own tax advisors regarding the application of information reporting and backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from information reporting and backup withholding.

Recent legislative proposals

The Obama Administration has recently released revenue proposals that would limit the ability of non-U.S. investors to claim relief from U.S. withholding tax in respect of dividends paid on our common stock, if such investors hold our common stock through a non-U.S. intermediary that is not a "qualified intermediary." The Administration's proposals also would limit the ability of certain non-U.S. entities to claim relief from United States withholding tax in respect of dividends paid to such non-U.S. entities unless those entities have provided documentation of their beneficial owners to the withholding agent. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of the Administration's proposals on their investment in respect of our common stock.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Robert W. Baird & Co. Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
Robert W. Baird & Co. Incorporated
Jefferies & Company, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, LLC

Total

The underwriters are committed to purchase all the shares of our common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                           per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                           per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common stock offered in this offering.

The underwriters have an option to buy up to                           additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is                           per share. The following table shows the per share and total underwriting discount that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per share		Total
	Without exercise of option to purchase additional shares	With exercise of option to purchase additional shares	Without exercise of option to purchase additional shares	With exercise of option to purchase additional shares

Underwriting discount paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discount and commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $                           .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to certain exceptions, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement relating to any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities Inc. and Robert W. Baird & Co. Incorporated for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors, executive officers and stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, for a period ending 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Robert W. Baird & Co. Incorporated, subject to certain exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock that would require registration or the filing of a registration statement prior to the termination of the restricted period. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to list our common stock on the NYSE under the symbol "HSFD."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M promulgated under the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay underwriting discounts received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or

(iii) high net worth entities and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or Relevant Member State, from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•
to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•
to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running mangers for any such offer; or

•
in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression "EU Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

 Validity of the common stock

The validity of the common stock offered hereby will be passed upon for us by Hunton & Williams LLP. Certain legal matters relating to the offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

Experts

The financial statements as of December 31, 2008 and 2007 and for the years then ended and for the periods April 27, 2006 through December 31, 2006 and January 1, 2006 through April 26, 2006 included in this prospectus and in the registration statement of which this prospectus forms a part have been so included in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement of which this prospectus forms a part, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement and exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any agreement or any other document referred to are not necessarily complete and, in each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement and the exhibits and schedules to the registration statement at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. You may also obtain copies of all or part of the registration statement by mail from the Public Reference Section of the SEC at prescribed rates.

The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, including our company, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC.

Index to consolidated financial statements

Page
Reports of independent registered public accounting firm	F-2
Condensed consolidated balance sheets as of September 30, 2009 (unaudited) and December 31, 2008	F-5
Unaudited condensed consolidated statements of income for the nine months ended September 30, 2009 and 2008	F-6
Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2009 and 2008	F-7
Notes to the unaudited condensed consolidated financial statements	F-8
Consolidated balance sheets as of December 31, 2008 and 2007 (successor)	F-17

Consolidated statements of income for the years ended December 31, 2008 and 2007 and for the periods from April 27 through December 31, 2006 (successor) and January 1 through April 26, 2006 (predecessor)

F-18
Consolidated statements of changes in partners' capital and comprehensive income for the years ended December 31, 2008 and 2007 and for the period from April 27 through December 31, 2006 (successor)	F-19
Consolidated statements of changes in stockholders' equity and comprehensive income for the period January 1 through April 26, 2006 (predecessor)	F-20

Consolidated statements of cash flows for years ended December 31, 2008 and 2007 and for the periods from April 27 through December 31, 2006 (successor) and January 1 through April 26, 2006 (predecessor)

F-21
Notes to consolidated financial statements	F-22

Report of independent registered public accounting firm

The Partners
Hirschfeld Holdings LP
San Angelo, Texas

We have audited the accompanying consolidated balance sheets of Hirschfeld Holdings LP as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in partners' capital and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hirschfeld Holdings LP at December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 14, the Partnership adopted FIN 48 "Accounting for Uncertainty in Income Taxes" as if it were a public enterprise as of January 1, 2007.

/s/ BDO Seidman, LLP

BDO Seidman, LLP
Dallas, Texas
January 30, 2009, except for Notes 12 and 14 as to which the date is November 16, 2009

Report of independent registered public accounting firm

The Partners
Hirschfeld Holdings LP
San Angelo, Texas

We have audited the accompanying consolidated statements of income, changes in partners' capital and comprehensive income, and cash flows of Hirschfeld Holdings LP for the period from inception (April 27, 2006) through December 31, 2006. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Hirschfeld Holdings LP for the period from inception (April 27, 2006) through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

BDO Seidman, LLP
Dallas, Texas
April 16, 2007, except for Notes 12 and 14 as to which the date is November 16, 2009

Report of independent registered public accounting firm

Board of Directors and Stockholders
Hirschfeld, Inc.
San Angelo, Texas

We have audited the accompanying consolidated statements of income, changes in stockholder's equity and comprehensive income, and cash flows of Hirschfeld, Inc. for the period from January 1, 2006 through April 26, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Hirschfeld, Inc. for the period from January 1, 2006 through April 26, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

BDO Seidman, LLP
Dallas, Texas
November 16, 2009

Hirschfeld Holdings LP
Condensed consolidated balance sheets
(unaudited)
(in thousands)

	September 30, 2009	December 31, 2008

Assets
Current assets:
Cash	$384	$3,006
Contract receivables, net	69,311	76,493
Costs and estimated earnings in excess of billings on uncompleted contracts	49,171	87,201
Inventories	3,984	4,106
Prepaid expenses	841	2,985

Total current assets	123,691	173,791

Property, plant and equipment, net	25,571	24,380
Investment in nonconsolidated affiliate	4,856	—
Deferred financing fees, net of accumulated amortization of $1,962 and $1,236, respectively	2,223	755
Goodwill	—	1,520
Assets held for sale	400	475
Other	760	1,236

Total assets	$157,501	$202,157

Liabilities and Partners' Capital
Current liabilities:
Accounts payable	$13,147	$35,945
Accrued liabilities	11,344	11,053
Billings in excess of costs and estimated earnings on uncompleted contracts	23,947	43,116
Revolving credit line	5,899	39,730
Current maturities of long-term debt	2,500	5,120

Total current liabilities	56,837	134,964

Long-term debt, net of current maturities	32,126	11,117

Total liabilities	88,963	146,081

Commitments and contingencies
Partners' capital:
General partner	—	—
Limited partners	68,538	56,076

Total partners' capital	68,538	56,076

Total liabilities and partners' capital	$157,501	$202,157

See accompanying notes to unaudited condensed consolidated financial statements.

Hirschfeld Holdings LP
Condensed consolidated statements of income
(unaudited)
(in thousands)

	Nine Months Ended September 30,
	2009	2008

Revenue	$239,535	$200,968
Cost of revenue	192,405	155,244

Gross profit	47,130	45,724
Selling, general and administrative expenses	14,093	9,769
Restructuring expense (including goodwill impairment of $1,520 in 2009)	2,307	962

Operating income	30,730	34,993
Other expense:
Interest expense and bank charges	3,234	2,614
Other (income) expense, net	(158)	19

Total other expense	3,076	2,633
Income from continuing operations before provision for income taxes and equity in loss of nonconsolidated affiliate	27,654	32,360
Provision for income taxes	141	259
Equity in loss of nonconsolidated affiliate	52	—

Income from continuing operations	27,461	32,101
Discontinued operations, net of taxes
Loss from discontinued operations	(9)	(7)

Net income	27,452	32,094
Pro forma tax expense	9,781	11,503

Pro forma net income	$17,671	$20,591

See accompanying notes to unaudited condensed consolidated financial statements.

Hirschfeld Holdings LP
Condensed consolidated statements of cash flows
(unaudited)
(in thousands)

	Nine months ended September 30,
	2009	2008

Operating Activities:
Net income	$27,452	$32,094
Loss from discontinued operations	9	7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,187	2,455
Loss (gain) on sale of assets	(89)	5
Equity in loss of nonconsolidated affiliate	52	—
Goodwill impairment	1,520	—
Change in derivative fair value	(116)	—
Changes in operating assets and liabilities:
Contract and other receivables	7,232	(30,121)
Net change in billings related to costs and estimated earnings on uncompleted contracts	18,861	4,301
Inventories	122	305
Prepaid expenses and other assets	2,568	2,560
Accounts payable and accrued liabilities	(23,100)	(7,612)

Net cash provided by continuing operations	37,698	3,994
Net cash used by discontinued operations	(9)	(7)

Net cash provided by operating activities	37,689	3,987

Investing Activities:
Purchases of property, plant and equipment	(3,707)	(2,727)
Investment in nonconsolidated affiliate	(4,856)	—
Business combination, net of cash acquired	—	(45)
Proceeds from sale of equipment and insurance proceeds	205	17

Net cash used in investing activities	$(8,358)	$(2,755)

Financing Activities:
Partnership distributions	$(15,171)	$(23,463)
Principal repayments on long-term debt	(6,495)	(8,062)
Issuance of long-term notes	25,000	—
Financing fees	(2,194)	—
Increase (decrease) in bank overdraft balances	726	(1,059)
Net activity on revolving credit loan	(33,831)	31,523

Net cash used in financing activities	(31,965)	(1,061)

Effect of exchange rate changes on cash	12	(50)

Net (decrease) increase in cash	(2,622)	121
Cash at beginning of period	3,006	727

Cash at end of period	$384	$848

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$2,544	$2,516
Cash paid for income taxes	215	53

See accompanying notes to unaudited condensed consolidated financial statements.

Hirschfeld Holdings LP
Notes to condensed consolidated financial statements
(unaudited)
(in thousands)

1.     Nature of business and summary of significant accounting policies

Organization and nature of operations

Hirschfeld Holdings LP (the "Partnership") was formed on March 23, 2006 and is a Texas limited partnership. The Partnership's operations consist principally of the fabrication and installation of steel products for commercial, industrial and governmental contractors for highway and building projects throughout the United States. The Partnership fabricates and sells the majority of its products through its subsidiaries Hirschfeld Steel Group LP ("Hirschfeld Steel") and Carolina Steel Group LLC ("Carolina Steel"). The Partnership's principal offices are in San Angelo, Texas and Greensboro, North Carolina with manufacturing and service facilities throughout Texas, North Carolina, Virginia, Alabama, Colorado and the United Kingdom.

Insight Equity, through a wholly-owned subsidiary, owns 51% of the Partnership as of September 30, 2009 and is the General Partner of the Partnership.

The Partnership's financial statements include only items relating to the business of the Partnership.

Basic and diluted net income per common share is not presented since the ownership structure of the Partnership is not in a common unit of ownership.

Interim reporting

The condensed consolidated financial statements included herein have been prepared by the Partnership and are unaudited, except for the balance sheet at December 31, 2008, which has been derived from the audited consolidated financial statements at that date. In the opinion of management, the unaudited condensed consolidated financial statements include all recurring adjustments necessary for a fair presentation of the financial position as of September 30, 2009, and operating results for the nine months ended September 30, 2009 and 2008 and the cash flows for the nine months ended September 30, 2009 and 2008. Although management believes the unaudited interim related disclosures in these condensed consolidated financial statements are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The results of operations and the cash flows from the nine months ended September 30, 2009 are not necessarily indicative of the results to be expected for the full year. The condensed consolidated financial statements included herein should be read in conjunction with the Partnership's consolidated audited financial statements and the notes thereto for the year ended December 31, 2008.

Fair value of financial instruments

The carrying amounts of cash, contracts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. The carrying amount of long-term debt approximates fair value at September 30, 2009 since a substantial portion of long-term debt is variable rate, or at a rate consistent with market rates currently available to the Partnership.

At December 31, 2008, the Partnership had outstanding a swap agreement in the notional amount of $7.0 million that pays interest at the fixed rate of 5.65% and expires on July 28, 2011. The carrying value of the contract at September 30, 2009 was $0.6 million.

The following table shows assets and liabilities measured at fair value as of September 30, 2009 on the Partnership's balance sheet, and the input categories associated with those assets and liabilities:

		Fair value measurements at reporting date using
Description	Total fair value at 9/30/09	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)

Derivative Liability	$623	$—	$623	$—

Total	$623	$—	$623	$—

Subsequent events

In the preparation of its condensed consolidated financial statements, the Partnership considered subsequent events through November 16, 2009, which was the date the Partnership's condensed consolidated financial statements were issued.

2.     Recent accounting pronouncements

In April 2009, the Financial Accounting Standards Board, or FASB, issued FSP 115-2 and 124-2, Recognition and Presentation of Other-Than-Temporary Impairments ("FSPs 115-2 and 124-2"), which were effective in the first quarter of 2009. The objectives of these FSPs are to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. No other-than-temporary impairment on debt securities was recognized during the nine months ended September 30, 2009 and, therefore, the FSPs did not affect the financial statements or related footnote disclosures. If any other-than-temporary impairment on debt securities is recognized in the future, these FSPs would provide guidance for recognition, measurement and footnote disclosures.

In April 2009, the FASB issued FSP 107-1 and Accounting Principles Board ("APB") 28-1, Interim Disclosures about Fair Value of Financial Instruments ("FSP 107-1 and APB 28-1"). FSP 107-1 and APB 28-1 amend FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim and annual reporting periods of publicly traded companies. The FSP also amended APB Opinion No. 28, Interim Financial Reporting, to require these disclosures in summarized financial information at interim reporting periods. The Partnership adopted FSP 107-1 and APB 28-1 in the second quarter of 2009 and additional disclosure about financial instruments is included in Note 1.

In May 2009, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 165, Subsequent Events ("SFAS 165"). SFAS 165 establishes the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The adoption of SFAS 165 did not have a material impact on the Partnership's financial statements.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46R ("SFAS 167"). SFAS 167 amends FIN 46R to require ongoing analysis to determine whether a company holds a controlling financial interest in a variable interest entity ("VIE"). The amendments include a new approach for determining who should consolidate a VIE, requiring a qualitative rather than a quantitative analysis. SFAS 167 also changes when it is necessary to reassess who should consolidate a VIE. Previously an enterprise was required to reconsider whether it was the primary beneficiary of a VIE only when specific events had occurred. The new standard requires continuous reassessment of an enterprise's interest in the VIE to determine its primary beneficiary. The Partnership has determined that it has no interests with entities that qualify as a VIE.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168"). SFAS 168 establishes the FASB Accounting Standards Codification ("Codification"), which officially launched July 1, 2009, to become the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. Generally, the Codification is not expected to change GAAP. All other accounting literature excluded from the Codification will be considered nonauthoritative. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Partnership has adopted this standard and has changed authoritative accounting literature references included in the financial statements to be in accordance with the Codification.

3.     Contracts receivable

Contracts receivable consist of the following as of September 30, 2009 and December 31, 2008:

	2009	2008

Progress billings	$58,352	$68,583
Retainage	12,961	9,428

	71,313	78,011
Less allowance for doubtful accounts	2,002	1,518

	$69,311	$76,493

The balances billed but not paid by customers pursuant to retainage provisions in construction contracts generally become due upon completion of the contracts and acceptance by the owners. Retainage amounts of $12.9 million are expected to be collected as follows: $0.5 million in 2009, $8.9 million in 2010 and $3.5 million in 2011.

4.     Costs and estimated earnings on uncompleted contracts

Contract costs are summarized as follows as of September 30, 2009 and December 31, 2008:

	2009	2008

Expenditures on uncompleted contracts	$472,807	$462,359
Estimated earnings thereon	102,921	88,776

	575,728	551,135
Less billings	550,504	507,050

	$25,224	$44,085

Included in the condensed consolidated balance sheets as follows:

	2009	2008

Costs and estimated earnings in excess of billings on uncompleted contracts	$49,171	$87,201
Billings in excess of costs and estimated earnings on uncompleted contracts	23,947	43,116

	$25,224	$44,085

5.     Investment in nonconsolidated affiliate

In June, 2009 The Partnership entered into a joint venture through its wholly-owned subsidiary, Hirschfeld Wind Energy Solutions LLC ("HWES"). HWES holds a 50% non-controlling interest in an entity that will fabricate wind towers for the energy sector. The carrying amount of this investment is evaluated for recoverability in accordance with FASB Codification section 323 Investments—Equity Method and Joint Ventures. Based on management's evaluation, no impairment has been recognized. The Partnership records its proportionate share of earnings or loss in the accompanying Condensed Consolidated Statements of Income in the line item—"Equity in earnings of nonconsolidated affiliate."

6.     Goodwill

The Partnership commenced a plan to reorganize its Bridge segment in March 2009. As part of the plan, the production facility in Grand Junction, Colorado is being idled. Production at this facility is expected to cease by the fourth quarter of 2009. In accordance with FASB Codification section 350-20 Intangibles—Goodwill and Other—Goodwill the Partnership has recognized an impairment charge of $1.5 million for goodwill associated with the Grand Junction reporting unit.

7.     Accrued liabilities

Accrued liabilities consist of the following as of September 30, 2009 and December 31, 2008:

	2009	2008

Salaries, wages and related items	$8,504	$7,111
Other	2,840	3,942

	$11,344	$11,053

In accordance with FASB Codification section 420 Exit or Disposal Cost Obligations, included in Accrued Liabilities—Other is an accrual for restructuring charges related to the idling of the Partnership's Grand Junction production facility in the amount of $0.4 million as of September 30, 2009. For the nine months ended September 30, 2009, the Partnership has recognized $0.8 million of expenses associated with the idling of the facility. These costs are recognized in the line item—"Restructuring Expense" in the accompanying Condensed Consolidated Statements of Income. These expenses include severance and costs to relocate assets to other production facilities. As of September 30, 2009, $0.4 million has been spent on such activities.

8.     Derivative instruments and hedging activities

The Partnership addresses its exposure to market risks associated with changes in interest rates through a program of risk management that includes the use of derivative financial instruments such as interest rate swap agreements. The Partnership does not hold or issue derivative financial instruments for trading purposes. The Partnership does not believe that its exposure to market risk is material to the Partnership's financial position or results of operations.

The Partnership has an interest rate swap agreement in a notional amount of $7.0 million that pays interest at the fixed rate of 5.65% and expires on July 28, 2011 to hedge variable interest rate risk on the Partnership's variable interest rate term loan. The swap does not qualify as a cash flow hedge. Accordingly, the Partnership recognizes the fair value of the swap in the condensed consolidated balance sheets and any changes in the fair value are recorded as adjustments to interest expense. The fair value of the interest rate swap agreement is the estimated amount that the Partnership would pay or receive to terminate the swap agreement at the reporting date. The fair value of the swap was a liability of $0.6 million and $0.7 million at September 30, 2009 and December 31, 2008, respectively, and is included in long-term debt in the condensed consolidated balance sheets. The Partnership is exposed to credit related losses in the event of nonperformance by the counterparty to the swap agreement. Management does not expect the counterparty to fail to meet its obligation.

The following table summarizes the fair value and presentation in the condensed consolidated balance sheets for derivatives as of September 30, 2009 and December 31, 2008, respectively:

	Interest rate swap liability
Period	Balance sheet location	Fair value

September 30, 2009	Long-term debt	$623
December 31, 2008	Long-term debt	$738

The following table summarizes the effect of the interest rate swap on interest expense for the nine months ended September 30, 2009 and 2008:

Period	Expense (income)

Nine Months ended September 30, 2009	$(116)
Nine Months ended September 30, 2008	$—

9.     Debt

Long-term debt as of September 30, 2009 and December 31, 2008 consists of the following:

	2009	2008

Term loan	$3,003	$6,878
Second lien credit facility	25,000	—
Variable rate industrial development revenue bonds	6,000	6,000
Other	623	3,359

	34,626	16,237
Less current maturities	2,500	5,120

	$32,126	$11,117

The Partnership funds its operations through a Second Amended and Restated Loan and Security Agreement (the "Senior Credit Facility") with a syndicate of lending institutions. Effective June 11, 2009, the Senior Credit Facility was amended to allow for the Partnership to borrow $25.0 million under a Loan and Security Agreement (the "Second Lien Credit Facility"). The Senior Credit Facility, as amended, provides for up to $70.0 million of borrowings under a revolving line of credit (the "Revolving Loan"). The Revolving Loan provides for advances and letters of credit based generally on 60 to 80% of acceptable accounts receivable, 50 to 60% of acceptable inventory and 40 to 50% of costs in excess of billings on uncompleted contracts provided that outstanding letters of credit do not exceed $31.3 million, advances do not exceed $30 million on inventory, $15 million on costs in excess of billings on uncompleted contracts and $15 million on eligible bonded working capital items. In addition, the Senior Credit Facility provides for a $3.8 million senior secured term loan ("Term Loan A"). The Senior Credit Facility is secured by a first lien on substantially all of the Partnership's assets.

The Revolving Loan matures on April 27, 2011. The Revolving Loan requires monthly payments of interest only. Term Loan A requires monthly payments of approximately $0.2 million plus accrued interest. In addition, a payment equal to 50% of the excess cash flow generated by the Partnership, as defined in the agreement, until Term Loan A is repaid in full is required to be made annually within 90 days of year-end. Term loan A is required to be repaid in full by December 31, 2010.

The interest rate on borrowings under the Senior Credit Facility follows a rate schedule based upon the ratio of total debt to total cash flow. Loan pricing ranges from prime plus 1.0% to 2.0% (4.25% at September 30, 2009) or LIBOR plus 2.5% to 3.5% on the Revolving Loan and Term Loan A (2.9% at September 30, 2009).

At September 30, 2009, the Partnership had $16.5 million of standby letters of credit outstanding, $5.9 million outstanding under the Revolving Loan and borrowing availability of $30.5 million under the Senior Credit Facility.

The Senior Credit Facility contains covenants which, among other things, require the Partnership to maintain certain financial covenants and places limitations on distributions, indebtedness and capital expenditures. As of September 30, 2009 the Partnership was in compliance with all terms and conditions of the Senior Credit Facility.

The Second Lien Credit Facility also follows an interest rate schedule based upon the ratio of total debt to total cash flow. Loan pricing ranges from prime plus 7.75% to 8.75% with a prime floor of 7.75% (15.5% at September 30, 2009) or LIBOR plus 10.25% to 11.25% with a LIBOR floor of 5.0% (15.25% at September 30, 2009). The Second Lien Credit Facility matures on the earlier of June 11, 2014 or the termination or nonrenewal of the Senior Credit Facility. Once Term Loan A is repaid in full, mandatory principal payments are required equal to proceeds from asset sales excluding amounts to be reinvested, any debt or equity issuances and 50% of the excess cash flow generated by the Partnership, as defined in the agreement, with the lender having the right to decline annual repayments in excess of $7.5 million. The Second Lien Credit Facility contains covenants that mirror the Senior Credit Facility. As of September 30, 2009, the Partnership was in compliance with all the terms and conditions of the Second Lien Credit Facility.

The Partnership's variable rate industrial development revenue bonds (the "Bonds") were issued by the Industrial Development Authority of the City of Montgomery, Alabama. The Bonds mature May 1, 2016, bear interest at variable rates (rates ranged from 0.4% to 1.0% during 2009 and from 1.5% to 5.7% during 2008 for the nine-month periods) and require quarterly payments of interest. The Bonds are secured by the letter of credit issued pursuant to the Senior Credit Facility in the amount of approximately $6.3 million.

Scheduled maturities of long-term debt are as follows at September 30, 2009:

Period ending September 30,

2010	$2,500
2011	1,126
2012	—
2013	—
2014	25,000
Thereafter	6,000

$34,626

10.  Business segments

Reportable segments are primarily based upon the Partnership's management organizational structure, which is generally focused on the end-user markets for the Partnership's diversified products. The Partnership categorizes its operations into four operating segments: Bridge, Energy and Infrastructure, Transportation and Detailing. The Bridge segment fabricates and distributes steel products for various highway, railroad and pedestrian bridge projects throughout the United States. The Energy and Infrastructure segment fabricates large structural steel components for complex projects such as power generation plants, large aircraft hangars and large-scale sports, entertainment and hospitality facilities throughout the United States. The Transportation segment transports the fabricated steel products to project sites throughout the United States and also performs backhaul services for third parties. The Detailing segment performs drafting services for the Partnership's Structural business along with third parties principally in the United Kingdom.

In 2009, the Partnership entered into a joint venture agreement to manufacture and supply structures for wind turbine markets. This operation is in the start-up phase and there were no revenues in 2009. The Partnership's investment in the net assets of the joint venture was $4.9 million at September 30, 2009.

a. Segment data

Information relating to operations by operating segment in millions of dollars follows. The Transportation and Detailing segments are included in the "Other" category since they do not meet the materiality thresholds for separate presentation. Income statement information is for the nine months ended September 30, 2009 and September 30, 2008, respectively.

Period ended September 30, 2009	Bridge	Energy & infrastructure	Other	Unallocated & eliminations	Consolidated

Income Statement Information:
Revenue from external customers	$137.5	$99.8	$2.2	$—	$239.5
Intersegment revenue	3.1	—	13.0	(16.1)	—
Operating income	16.9	14.3	0.2	(0.7)	30.7
Corporate items:
Interest expense and bank charges					3.2
Other (income), expense, net					(0.1)

Income from continuing operations before provision for income taxes					$27.7

Period ended September 30, 2008	Bridge	Energy & infrastructure	Other	Unallocated & eliminations	Consolidated

Income Statement Information:
Revenue from external customers	$114.7	$82.7	$3.6	$—	$201.0
Intersegment revenue	5.3	—	15.2	(20.5)	—
Operating income	15.8	19.0	1.2	(1.0)	35.0
Corporate items:
Interest expense and bank charges					2.6
Other (income), expense, net					—

Income from continuing operations before provision for income taxes					$32.4

b. Customer data

The products and services produced by the segments are marketed principally through Partnership sales personnel who sell the products to general contractors principally in the United States. Less than 2% of Partnership sales are outside of the United States.

Customers representing 10% or more of revenue for the nine months ended September 30, 2009 and 2008 were as follows:

	2009	2008

Customer A and affiliate	11.7%	18.2%

Hirschfeld Holdings LP
Consolidated balance sheets
(in thousands)

	Successor
	December 31,
	2008	2007

Assets
Current assets:
Cash	$3,006	$727
Contract receivables, net	76,493	40,803
Costs and estimated earnings in excess of billings on uncompleted contracts	87,201	56,249
Inventories	4,106	3,421
Prepaid expenses	2,985	2,851

Total current assets	173,791	104,051
Property, plant and equipment, net	24,380	22,549
Deferred financing fees, net of accumulated amortization of $1,236 and $590, respectively	755	1,186
Goodwill	1,520	1,475
Assets held for sale	475	475
Other	1,236	778

Total assets	$202,157	$130,514

Liabilities and Partners' Capital
Current liabilities:
Accounts payable	$35,945	$19,274
Accrued liabilities	11,053	11,917
Billings in excess of costs and estimated earnings on uncompleted contracts	43,116	25,497
Revolving credit line	39,730	8,193
Current maturities of long-term debt	5,120	4,881

Total current liabilities	134,964	69,762
Long-term debt, net of current maturities	11,117	16,915

Total liabilities	146,081	86,677
Commitments and contingencies
Partners' capital:
General partner	—	—
Limited partners	56,076	43,837

Total partners' capital	56,076	43,837

Total liabilities and partners' capital	$202,157	$130,514

See accompanying notes to consolidated financial statements.

Hirschfeld Holdings LP
Consolidated statements of income
(in thousands)

	Successor			Predecessor
	Years ended December 31,
			April 27 - December 31, 2006	January 1 - April 26, 2006
	2008	2007

Revenue	$282,699	$222,677	$141,017	$59,683
Cost of revenue	221,801	167,330	113,545	51,638

Gross profit	60,898	55,347	27,472	8,045
Selling, general and administrative expenses	13,976	15,460	7,399	3,209
Gain on contract settlement	—	(7,074)	—	—
Financial restructuring charges	962	—	489	—

Operating income	45,960	46,961	19,584	4,836
Other expense:
Interest expense and bank charges	4,396	4,012	2,923	2,731
Other (income) expense, net	201	171	138	(695)

Total other expense	4,597	4,183	3,061	2,036

Income from continuing operations before provision for income taxes	41,363	42,778	16,523	2,800
Provision for income taxes	340	77	36	996

Income from continuing operations	41,023	42,701	16,487	1,804
Discontinued operations, net of taxes
Gain (loss) from discontinued operations	(41)	(157)	408	(71)
Gain (loss) on disposal of discontinued operations	—	19	(472)	—

Net income	40,982	42,563	16,423	$1,733

Pro forma tax expense (unaudited)	14,692	15,015	5,944

Pro forma net income (unaudited)	$26,290	$27,548	$10,479

See accompanying notes to consolidated financial statements.

Hirschfeld Holdings LP
Consolidated statements of changes in partners' capital
and comprehensive income (successor)
(in thousands)

	General partner	Limited partners	Cumulative other comprehensive loss	Partners' capital

Balance at April 26, 2006	$—	$—	$—	$—
Issuance of partnership interests	—	39,255	—	39,255
Comprehensive income:
Net income	—	16,423	—	16,423
Foreign currency translation adjustments	—	—	13	13

Comprehensive income				16,436
Partnership distributions	—	(6,657)	—	(6,657)

Balance at December 31, 2006	—	49,021	13	49,034

Comprehensive income:
Net income	—	42,563	—	42,563
Foreign currency translation adjustments	—	—	(10)	(10)

Comprehensive income				42,553
Partnership distributions	—	(47,750)	—	(47,750)

Balance at December 31, 2007	—	43,834	3	43,837

Comprehensive income:
Net income	—	40,982	—	40,982
Foreign currency translation adjustments	—	—	(573)	(573)

Comprehensive income				40,409
Partnership distributions	—	(28,170)	—	(28,170)

Balance at December 31, 2008	$—	$56,646	$(570)	$56,076

See accompanying notes to consolidated financial statements.

Hirschfeld Holdings LP
Consolidated statement of changes in stockholders' equity
and comprehensive income (predecessor)
(in thousands)

					Convertible preferred stock
	Class A common stock		Class B common stock
					Series A		Series B			Common stock purchase warrants		Treasury stock, at cost	Cumulative other comprehensive loss	Total stockholders' equity
									Contributed capital		Retained earnings
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2005	8,000	$8	86,190	$86	3,000,000	$30	1,176,000	$12	$2,102	$—	$33,705	$(83)	$(135)	$35,725

Comprehensive income:
Net income	—	—	—	—	—	—	—	—	—	—	1,733	—	—	1,733
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	20	20

Comprehensive income														1,753

Balance at April 26, 2006	8,000	$8	86,190	$86	3,000,000	$30	1,176,000	$12	$2,102	$—	$35,438	$(83)	$(115)	$37,478

See accompanying notes to consolidated financial statements.

Hirschfeld Holdings LP
Consolidated statements of cash flows
(in thousands)

	Successor			Predecessor
	Years ended December 31,
			April 27 - December 31, 2006	January 1 - April 26, 2006
	2008	2007

Operating Activities:
Net income	$40,982	$42,563	$16,423	$1,733
Loss from discontinued operations	41	138	64	71
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,718	2,826	1,203	1,114
Loss (gain) on sale of assets	4	254	(157)	(595)
Change in derivative fair value	738	—	—	—
Deferred taxes	—	—	—	(319)
Changes in operating assets and liabilities, net of businesses acquired:
Contract and other receivables	(36,032)	4,422	7,437	2,118
Net change in billings related to costs and estimated earnings on uncompleted contracts	(13,333)	3,923	474	263
Inventories	(685)	1,913	(372)	1,150
Prepaid expenses and other assets	(592)	(1,504)	(1,029)	(99)
Accounts payable and accrued liabilities	19,200	(4,041)	9,222	(5,547)

Net cash provided by (used in) continuing operations	14,041	50,494	33,265	(111)
Net cash provided by (used in) discontinued operations	(41)	(138)	408	(71)

Net cash provided by (used in) operating activities	14,000	50,356	33,673	(182)
Investing Activities:
Purchases of property, plant and equipment	(4,970)	(7,244)	(4,025)	(162)
Business combination, net of cash acquired	(45)	(3,937)	—	—
Proceeds from sale of assets	60	1,523	1,915	316

Net cash provided by (used in) investing activities of continuing operations	(4,955)	(9,658)	(2,110)	154

Net cash provided by investing activities of discontinued operations	—	—	5,808	—

Net cash provided by (used in) investing activities	$(4,955)	$(9,658)	$3,698	$154

Financing Activities:
Partnership distributions	$(28,170)	$(47,750)	$(6,657)	$—
Proceeds from partners, net	—	—	12,580	—
Principal repayments on long-term debt	(9,461)	(6,625)	(45,617)	(843)
Issuance of notes payable	3,164	3,491	23,773	—
Financing and related fees paid	(212)	(263)	(3,853)	(658)
Increase (decrease) in bank overdraft balances	(3,540)	3,517	(67)	868
Net activity on revolving credit loan	31,537	7,036	(16,896)	(39)

Net cash used in financing activities	(6,682)	(40,594)	(36,737)	(672)

Effect of exchange rate changes on cash	(84)	(10)	(1)	(31)

Net increase (decrease) in cash	2,279	94	633	(731)
Cash at beginning of period	727	633	—	867

Cash at end of period	$3,006	$727	$633	$136

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$2,996	$3,710	$2,658	$296
Cash paid for taxes	194	68	—	111

See accompanying notes to consolidated financial statements.

Hirschfeld Holdings LP
Notes to consolidated financial statements
(in thousands)

1.     Significant accounting policies

Organization and nature of operations

Hirschfeld Holdings LP (the "Partnership" or "Successor") was formed on March 23, 2006 and is a Texas limited partnership. The Partnership acquired substantially all of the operating assets of Hirschfeld, Inc. on April 27, 2006. The Partnership is considered to be successor to the operations of Hirschfeld, Inc. (the "Predecessor").

The Partnership's operations consist principally of the fabrication and installation of steel products for commercial, industrial and governmental contractors for highway and building projects throughout the United States. The Partnership fabricates and sells the majority of its products through its subsidiaries Hirschfeld Steel Group LP ("Hirschfeld Steel") and Carolina Steel Group LLC ("Carolina Steel"). The Partnership's principal offices are in San Angelo, Texas and Greensboro, North Carolina with manufacturing and service facilities throughout Texas, North Carolina, Virginia, Alabama, Colorado and the United Kingdom.

Insight Equity Holdings LLC, through a wholly-owned subsidiary, owns 51% of the Partnership and is the General Partner of Hirschfeld Holdings LP.

The Partnership's financial statements include only items relating to the business of the Partnership.

Basic and diluted net income per common share is not presented since the ownership structure of the Partnership is not in a common unit of ownership.

The financial condition and results of operations for the periods subsequent to April 27, 2006 will be referred to as "Successor" and represents only the activities of the Partnership. The financial condition and results of operations for the period prior to April 27, 2006 will be referred to as "Predecessor" and represents only the activities of Hirschfeld, Inc.

Principles of consolidation

The consolidated financial statements include the accounts of the Partnership and all of its subsidiaries including Hirschfeld Steel, Carolina Steel, Grand Junction Steel LLC ("Grand Junction Steel"), Hirschfeld Properties, LP and Consteel Technical Services Limited ("Consteel"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant items subject to such estimates include recognition of revenue and earnings from construction contracts, the carrying amount of property, plant and equipment, assets held for sale, goodwill, valuation allowances for accounts receivable and inventory, and the valuation of certain accrued expense items. Actual results could differ materially from these estimates.

Cash and cash equivalents

The Partnership considers all highly liquid investments with original maturities when purchased of three months or less to be cash equivalents.

Revenue and cost recognition

Revenues from construction contracts are recognized on the percentage-of-completion method. The percentage-of-completion for Hirschfeld Steel and Grand Junction Steel is measured by the ratio of contract costs incurred to estimated total contract costs at completion. Prior to November 1, 2008, the percentage-of-completion for Carolina Steel highway projects was measured by the percentage of shop hours incurred to estimated total shop hours to fabricate the project. After that date, Carolina Steel changed its estimation process to be consistent with Hirschfeld Steel and Grand Junction Steel. The effect of the change was immaterial to the results of operations and financial position of the Partnership. Revenues from sources other than construction contracts are recognized upon completion of the project or as products are delivered. Contract costs include all direct material and labor costs and certain indirect costs related to contract performance such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income. The resulting adjustments are recognized in the period in which the revisions are determined. Claims are included in revenues when realization is probable and the amount can be reliably estimated. The asset "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

Costs related to change orders and claims are recognized when they are incurred. Change orders and claims are included in total estimated contract revenues when they can be reliably estimated and it is probable that the adjustment will be approved by the customer or realized.

Concentration of credit risk

Substantially all of the Partnership's receivables are due from companies engaged in the construction industry. Generally, the Partnership has the right to attach a lien on the property for which it has sold or installed materials, or make a claim against a payment bond if one has been furnished on the job. The Partnership performs ongoing credit evaluation of its customers and generally does not require collateral. At December 31, 2008 and 2007 one customer represented 19% and 14%, respectively, of receivables.

The Partnership maintains cash balances at several banks, which at times may exceed federally insured limits. The Partnership has not experienced significant losses in such accounts and does not believe it is exposed to any significant risk.

As of December 31, 2008 and 2007 approximately 10% of the Partnership's labor force was subject to a collective bargaining agreement.

Contracts receivable

Contracts receivable are recorded at the invoiced amount and do not bear interest.

The majority of the Partnership's work is performed on a contract basis. Generally, the terms of the contract require monthly billings for work completed. These contracts for providing structural steel to the construction industry usually require its billings to be based on various measures of performance such as tons of steel fabricated and stored or delivery to a jobsite. These measures can also be based on an architect's estimates of completion. Some contracts, usually related to the highway industry, allow the Partnership to bill for raw materials as the materials are received at the fabrication facility and evidenced by a vendor's invoice.

Progress billings on contracts for the commercial and industrial markets are usually approved by the customer prior to submission. Therefore, once a bill is submitted, the Partnership is generally able to collect amounts owed in accordance with the payment terms of the contract. Progress billings for the highway industry can require a state government or independent inspector's verification either before or after submission to the customer. This process can delay the billings being paid by the state government to the Partnership's customer and, based on current industry practices, can delay the payment from the customer to the Partnership. In addition, receivables include retentions or amounts that are held back until project completion and acceptance by the customer.

Allowance for doubtful accounts

The Partnership records an allowance for doubtful accounts based on specifically identified amounts that management believes might be uncollectible. The Partnership has a limited number of customers with individually large amounts due at any given balance sheet date. Any unanticipated change in one of those customer's creditworthiness or other matters affecting the collectability of amounts due from such customers could have a material effect on the Partnership's results of operations in the period in which such changes or events occur. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Inventories

Inventories are comprised of raw material stock. Raw material stock is valued at the lower of cost, using specific actual cost, or market. The Partnership records an inventory reserve which represents the difference between the cost of inventory and its estimated market value. Materials are charged to the specific jobs at cost. The amount of job-ordered material determined to be uninstalled on a specific job is based on the ratio of direct labor hours incurred to direct labor hours estimated on the job. The amount of the purchased material that exceeds the percent of labor utilized is recorded as uninstalled inventory. The total amount of uninstalled inventory is reflected in cost and estimated earnings in excess of billings on uncompleted contracts.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation and amortization is computed by the straight-line method over the useful life of the asset, which is generally 5 to 30 years. Depreciation expense was approximately $3.1 million and $2.4 million for the years ended December 31, 2008 and 2007, respectively. Depreciation for the period April 27, 2006 to December 31, 2006 and January 1, 2006 to April 26, 2006 was $1.0 million and $0.8 million, respectively. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

Goodwill

Goodwill relates to the acquisition of Grand Junction Steel and represents the excess of acquisition costs over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment annually or whenever events or changes in circumstances indicate a possible impairment. Goodwill is evaluated for impairment using a two-step process. The first step involves a comparison of the fair value of a reporting unit to its carrying value. The fair value is estimated based on a number of factors including operating results, business plans and future cash flows. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process is performed which compares the implied value of the reporting unit goodwill with the carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. No impairment charge was considered necessary at December 31, 2008 or 2007.

Impairment of long-lived assets and long-lived assets to be disposed of

Long-lived assets are reviewed for impairments whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such assets to future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets held for sale are reported at the lower of the carrying amount or fair value less selling costs. No impairment charges were necessary at December 31, 2008 or 2007.

Deferred financing fees

Deferred financing fees are being amortized using the effective interest method over the respective lives of the related debt obligations.

Freight charges and costs

The Partnership classifies all amounts billed to its customers for freight charges as revenue and includes all related freight costs in cost of revenue. Any other freight charges are included in inventory value.

Income taxes

No provision is made in the accounts of the Partnership for federal or state income taxes because such taxes are generally liabilities of the individual partners, and the amounts thereof depend upon their respective tax situations. The tax returns and amounts of allocable Partnership revenues and expenses are subject to examination by federal and state taxing authorities. If such examinations result in changes to allocable Partnership revenues and expenses, the tax liability of the partners could change accordingly. Various states do assess an entity level tax on partnerships, but the state entity tax assessable to the Partnership is immaterial to the financial statements at December 31, 2008 and 2007.

Notwithstanding the aforementioned, income tax expense is included in the Partnership's consolidated financial statements related to the Partnership's wholly-owned foreign corporate subsidiary, Consteel. Deferred taxes arising from this subsidiary are not material to the financial position of the consolidated Partnership.

For the Predecessor, income taxes were provided for the tax effects of transactions reported in the financial statements and consisted of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting.

For comparative purposes, the Successor has estimated pro forma tax expense as if the Partnership had filed federal and state income tax returns for the periods after April 27, 2006.

Bank overdrafts

Bank overdrafts that were included in accounts payable as of December 31, 2008 and 2007 were $1.3 million and $4.8 million, respectively.

Fair value of financial instruments

The carrying amounts of cash, contracts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments.

The carrying amount of long-term debt and revolving credit debt approximate fair value since a substantial portion of long-term debt and revolving credit debt are variable rate, or at a rate consistent with market rates currently available to the Partnership.

Derivative financial instrument

The Partnership has entered into an interest rate swap transaction to manage its exposures to movements in interest rates. The Partnership does not use derivatives for trading or other speculative purposes. The Partnership's risk management strategy does not meet the criteria for hedge accounting. The derivative financial instrument is accounted for on a full mark to market basis through current earnings. The Partnership carries its derivative at its fair value on the consolidated balance sheets and recognizes any changes in its fair value in earnings for the period.

Effective January 1, 2008, the Partnership adopted Financial Accounting Standards Board ("FASB") Statement No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The implementation of SFAS 157 did not cause a change in the method of calculating fair value of assets or liabilities, with the exception of incorporating a measure of the Partnership's own nonperformance risk or that of its counterparties as appropriate, which was not material.

SFAS No. 157 establishes a three-tier fair value hierarchy, which categorizes the inputs used in measuring fair value. These categories include (in descending order of priority): Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table shows assets and liabilities measured at fair value as of December 31, 2008 on the Partnership's balance sheet, and the input categories associated with those assets and liabilities:

		Fair value measurements at reporting date using
Description	Total fair value at 12/31/08	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

	(In thousands)
Derivative Liability	$738	$—	$738	$—

Total	$738	$—	$738	$—

The fair value of derivative assets consists of interest rate swaps as discussed above and is calculated using proprietary models utilizing observable inputs as well as future assumptions related to interest rates and other applicable variables. These calculations are performed by the financial institution which is counterparty to the applicable swap agreements and reported to the Partnership on a quarterly basis. The Partnership uses these reported fair values to adjust the asset or liability as appropriate.

Foreign currency translation adjustments

The financial position and results of operation of Consteel, the Partnership's subsidiary in the United Kingdom, are measured using British pounds as the functional currency. Revenue and expenses of this subsidiary have been translated into United States dollars at the average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange at the balance sheet date. Translation adjustments arising from differences in exchange rates from period to period are reported as a separate component of partners' capital and are included in comprehensive income.

Allocation of net income (loss) and distributions

Allocations of net income (loss) and distributions are based on the terms of the partnership agreement. During the years ended December 31, 2008 and 2007, approximately $28.2 million and $47.8 million were distributed to partners, respectively. Allocation between limited partners is based on the initial capital contributions.

Effects of recent accounting pronouncements

In December 2007, FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations, ("SFAS 141(R)"). SFAS 141(R) amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquired company and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for entities on February 1, 2009. The Partnership is currently evaluating the impact if any that the adoption of SFAS 141(R) will have on its consolidated financial statements.

In December 2007, FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting

Research Bulletin No. 51 ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interests and requires the separate disclosure of income attributable to controlling and noncontrolling interests. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the impact if any that the adoption of SFAS 160 will have on its consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Entities should report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The adoption of SFAS 159 did not have a material effect on the Partnership's consolidated financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

2.     Acquisitions

On April 27, 2006, the Partnership acquired substantially all of the operating assets of Hirschfeld, Inc. in a transaction accounted for as a business combination. The purchase price consisted of approximately $12.6 million in contributed cash, $3.5 million in acquisition costs and $23.2 million in contributed operating assets.

The fair value of the net assets acquired exceeded the purchase price resulting in negative goodwill of approximately $7.7 million which was allocated to long-term assets of the Partnership in proportion to their estimated fair values. The purchase price has been allocated to the assets and liabilities acquired as follows:

Current assets	$140,963
Property, plant and equipment	16,985
Assets held for sale	2,469
Amortization fees	1,513
Current liabilities	(66,575)
Assumed debt	(56,100)

$39,255

In order to expand its presence in the western United States, on February 21, 2007, the Partnership, through a wholly-owned subsidiary named Grand Junction Steel, acquired substantially all of the operating assets of Tumac Industries, Inc., which conducted business under the name of Grand Junction Steel in Grand Junction, Colorado. Grand Junction Steel was formed on December 1, 2006 for purposes of the acquisition. Grand Junction Steel fabricates steel for highway and building projects primarily in the West and Southwest United States.

Tumac Industries, Inc. retained ownership of the real estate and manufacturing facilities and Grand Junction Steel entered into a ten-year lease with an option to renew for another ten years. The Partnership paid approximately $3.9 million in cash for the operating assets and assumed certain liabilities. Included in the purchase price were fees directly related to the acquisition.

The purchase price exceeded the fair value of the net assets acquired resulting in goodwill of approximately $1.5 million. Operations of the acquired entity are included in the statement of income from the acquisition date.

The purchase price has been allocated to the assets and liabilities acquired as follows:

Current assets	$5,598
Property, plant and equipment	1,330
Goodwill	1,520
Current liabilities	(4,466)

$3,982

3.     Discontinued operations

During December 2006, the Partnership completed the sale of a division of Hirschfeld Steel, commonly known as Hirschfeld Steel and Supply ("HSS"). HSS operated five retail and wholesale steel service centers and metal building components distributors in West Texas. This sale resulted in the Partnership discontinuing the operations of HSS. Accordingly, the results of this operation and the loss on disposal have been segregated from continuing operations, and are classified as discontinued operations in the consolidated statements of income and cash flows.

The (loss) income from discontinued operations for 2008 and 2007 and the periods from April 27, 2006 to December 31, 2006 and January 1, 2006 to April 26, 2006 consists of the operating activities and costs associated with the sale of HSS in 2006 and expenses associated with the sale of Carolina Steel's last structural fabrication facility in 2005.

Operating results for discontinued operations are summarized below:

	Successor			Predecessor
	Years ended December 31,
			April 27 - December 31, 2006	January 1 - April 26, 2006
	2008	2007

Gross revenues	$—	$21	$15,407	$7,730
Cost of revenues	—	159	13,403	6,808

Gross profit (loss)	—	(138)	2,004	922
Selling, general and administrative expenses	41	19	1,596	1,045

Income (loss) from discontinued operations	(41)	(157)	408	(123)
Tax benefit	—	—	—	52

Loss from discontinued operations, net of tax	$(41)	$(157)	$408	$(71)

4.     Contracts receivable

Contracts receivable as of December 31, 2008 and 2007 consist of the following:

	Successor
	2008	2007

Progress billings	$68,583	$39,142
Retainage	9,428	4,833

	78,011	43,975
Less allowance for doubtful accounts	1,518	3,172

	$76,493	$40,803

The balances billed but not paid by customers pursuant to retainage provisions in construction contracts generally become due upon completion of the contracts and acceptance by the owners. Retainage amounts of $9.4 million at December 31, 2008 are expected to be collected as follows: $2.5 million in 2009, $6.0 million in 2010 and $0.9 million in 2011.

Activity in the allowance for doubtful accounts for the years ended December 31, 2008 and 2007, for the period April 27 through December 31, 2006 and period January 1 through April 26, 2006 are as follows:

	Successor			Predecessor
	Years ended December 31,
			April 27 - December 31, 2006	January 1 - April 26, 2006
	2008	2007

Balance at beginning of period	$3,172	$2,748	$3,455	$3,509
Charged to costs and expenses	1,005	2,802	3,954	14
Write-offs	2,659	2,378	4,661	68

Balance at end of period	$1,518	$3,172	$2,748	$3,455

5.     Inventories

Inventories as of December 31, 2008 and 2007 consist of the following:

	Successor
	2008	2007

Raw material stock	$4,278	$3,599
Less reserve for inventory loss	172	178

	$4,106	$3,421

6.     Costs and estimated earnings on uncompleted contracts

Contract costs as of December 31, 2008 and 2007 are summarized as follows:

	Successor
	2008	2007

Expenditures on uncompleted contracts	$462,359	$444,050
Estimated earnings thereon	88,776	70,263

	551,135	514,313
Less billings	507,050	483,561

	$44,085	$30,752

Included in the consolidated balance sheets as follows:

	Successor
	2008	2007

Costs and estimated earnings in excess of billings on uncompleted contracts	$87,201	$56,249
Billings in excess of costs and estimated earnings on uncompleted contracts	43,116	25,497

	$44,085	$30,752

7.     Property, plant and equipment

Property, plant and equipment as of December 31, 2008 and 2007 consist of the following:

	Successor
	2008	2007

Land	$2,716	$2,500
Buildings	12,125	10,485
Machinery and equipment	11,058	7,927
Vehicles	1,043	963
Office furniture and equipment	2,238	1,751
Leasehold improvements	159	816
Construction in progress	2,582	3,281

	31,921	27,723
Less accumulated depreciation and amortization	7,541	5,174

	$24,380	$22,549

8.     Accrued liabilities

Accrued liabilities as of December 31, 2008 and 2007 consist of the following:

	Successor
	2008	2007

Salaries, wages and related items	$7,111	$8,952
Other	3,942	2,965

	$11,053	$11,917

9.     Debt

Long-term debt as of December 31, 2008 and 2007 consists of the following:

	Successor
	2008	2007

Term loan	$6,878	$13,393
Variable rate industrial development revenue bonds	6,000	6,000
Other	3,359	2,403

	16,237	21,796
Less current maturities	5,120	4,881

	$11,117	$16,915

The Partnership funds its operations through a Second Amended and Restated Loan and Security Agreement (the "Senior Credit Facility") with a syndicate of lending institutions. As of January 1, 2008, the Senior Credit Facility, as amended, provided for up to $54 million of borrowings under a revolving line of credit (the "Revolving Loan"). The Revolving Loan provides for advances and letters of credit based generally on 60 to 80% of acceptable accounts receivable, 50 to 60% of acceptable inventory and 40 to 50% of costs in excess of billings on uncompleted contracts provided that outstanding letters of credit do not exceed $16.3 million, advances do not exceed $30 million on inventory, $15 million on costs in excess of billings on uncompleted contracts and $15 million on eligible bonded working capital items. During 2008, the Revolving Loan was expanded to allow for maximum borrowings of $70 million which includes a sublimit of $26.3 million for letters of credit. In addition, the Senior Credit Facility provided for a $20 million senior secured term loan ("Term Loan A") and a $10 million senior secured term loan ("Term Loan B"). The Senior Credit Facility is secured by substantially all of the Partnership's assets.

The Revolving Loan and Term Loan A mature on April 27, 2011 and Term Loan B has been fully repaid. The Revolving Loan requires monthly payments of interest only. Term Loan A requires monthly payments of approximately $0.2 million plus accrued interest. In addition, a payment equal to 25% of the excess cash flow generated by the Partnership, as defined in the Senior Credit Facility, up to a maximum of $4 million is required to be made annually within 90 days of year-end.

The interest rate on borrowings under the Senior Credit Facility follows a rate schedule based upon the ratio of total debt to total cash flow. Loan pricing ranges from prime plus 0.5% to

1.5% (3.75% at December 31, 2008) and LIBOR plus 2.0% to 3.0% on the Revolving Loan and Term Loan A and prime plus 2.25% and LIBOR plus 3.75% on Term Loan B.

At December 31, 2008, the Partnership had $16.3 million of standby letters of credit outstanding, $39.7 million outstanding under the Revolving Loan and borrowing availability of $13.5 million under the Senior Credit Facility.

The Senior Credit Facility contains covenants which, among other things, require the Partnership to maintain certain financial covenants and places limitations on distributions, indebtedness and capital expenditures. As of December 31, 2008 the Partnership was in compliance with all terms and conditions of the Senior Credit Facility.

The Partnership's variable rate industrial development revenue bonds (the "Bonds") were issued by the Industrial Development Authority of the City of Montgomery, Alabama. The Bonds mature May 1, 2016, bear interest at variable rates (rates ranged from 1.0% to 8.5% during 2008 and from 3.5% to 4.3% during 2007) and require quarterly payments of interest. The Bonds are secured by the letter of credit issued under the Senior Credit Facility in the amount of approximately $6.3 million.

Scheduled maturities of long-term debt are as follows at December 31, 2008:

Year ending December 31,

2009	$5,120
2010	2,500
2011	2,617
2012	—
2013	—
Thereafter	6,000

$16,237

10.  Employee benefits

The Partnership provides 401(k) benefit plans through three of its operating subsidiaries for employees having completed one year of service and working twenty hours per week or more. Under the plans, the Partnership matches employee contributions at specified levels of employee compensation. The plan covering employees not covered by a collective bargaining agreement provides for eligible employees to contribute from 1% to 50% of their pay subject to government contribution levels. The Partnership matches employee contributions $1 for $1 up to 4% beginning January 1, 2008. Matching contributions are fully vested after five years of employment. The plan covering employees under a collective bargaining agreement has similar terms with a six-year vesting schedule. Total plan expense for the years ended December 31, 2008 and 2007 was approximately $1.1 million and $0.4 million, respectively. Total plan expense for the period April 27, 2006 to December 31, 2006 and for the period January 1, 2006 to April 26, 2006 was $0.2 million and $0.1 million, respectively.

11.  Leases

The Partnership leases office space, automobiles and trucks, apartments, computer hardware/software and various machinery and equipment under operating leases.

Future minimum payments under operating leases with initial terms in excess of one year are as follows:

Year ending December 31,

2009	$1,952
2010	2,192
2011	1,737
2012	1,415
2013	807
Thereafter	3,573

$11,676

Rent expense, including month-to-month rentals, for the years ended December 31, 2008 and 2007 was approximately $2.8 million and $1.9 million, respectively. Rent expense for the period April 27, 2006 to December 31, 2006 and for the period January 1, 2006 to April 26, 2006 was $1.0 million and $0.4 million, respectively.

12.  Business segments

Reportable segments are primarily based upon the Partnership's management organizational structure, which is generally focused on the end-user markets for the Partnership's diversified products. The Partnership categorizes its operations into four operating segments: Bridge, Energy and Infrastructure, Transportation and Detailing. The Bridge segment fabricates and distributes steel products for various highway, railroad and pedestrian bridge projects throughout the United States. The Energy and Infrastructure segment fabricates large structural steel components for complex projects such as power generation plants, large aircraft hangars and large scale sports, entertainment and hospitality facilities. The Transportation segment transports the fabricated steel products to the customer project sites throughout the United States and also performs backhaul services for third parties. The Detailing segment performs drafting services for the Partnership along with third parties principally in the United Kingdom.

a. Segment data

Information relating to operations by operating segment follows. The Transportation and Detailing segments are included in the "Other" category since they do not meet the materiality thresholds for segment reporting.

As of and for the year ended December 31, 2008	Bridge	Energy & infrastructure	Other	Unallocated & eliminations	Consolidated

	(In millions)
Income Statement Information (successor):
Revenue from external customers	$152.9	$125.3	$4.5	$—	$282.7
Intersegment revenue	6.4	—	19.3	(25.7)	—
Depreciation	1.9	0.8	0.4	—	3.1
Operating income	19.3	27.1	1.4	(1.8)	46.0
Interest expense	—	—	—	4.4	4.4
Balance Sheet Information (successor):
Identifiable total assets	$122.8	$70.2	$2.6	$6.6	$202.2
Foreign fixed assets	—	—	0.2	—	0.2
Goodwill	1.5	—	—	—	1.5
Capital expenditures	2.6	2.3	0.1	—	5.0

As of and for the year ended December 31, 2007	Bridge	Energy & infrastructure	Other	Unallocated & eliminations	Consolidated

	(In millions)
Income Statement Information (successor):
Revenue from external customers	$147.8	$69.8	$5.1	$—	$222.7
Intersegment revenue	4.3	—	13.7	(18.0)	—
Depreciation	1.5	0.6	0.4	—	2.5
Operating income	26.7	19.4	0.9	—	47.0
Interest expense	—	—	—	4.0	4.0
Balance Sheet Information (successor):
Identifiable total assets	$83.8	$38.9	$2.7	$5.1	$130.5
Foreign fixed assets	—	—	0.2	—	0.2
Goodwill	1.5	—	—	—	1.5
Capital expenditures	1.4	5.6	0.1	0.1	7.2

For the year ended December 31, 2006	Bridge	Energy & infrastructure	Other	Unallocated & eliminations	Consolidated

	(In millions)
Income Statement Information—Period April 27, 2006 through December 31, 2006 (successor):
Revenue from external customers	$86.1	$50.6	$4.3	$—	$141.0
Intersegment revenue	0.2	—	5.1	(5.3)	—
Depreciation	0.4	0.5	0.1	—	1.0
Operating income	15.5	5.0	—	(0.9)	19.6
Interest expense	—	—	—	2.9	2.9
Income Statement Information—Period January 1, 2006 through April 26, 2006 (predecessor):
Revenue from external customers	$35.9	$21.7	$2.1	$—	$59.7
Intersegment revenue	0.9	—	1.8	(2.7)	—
Depreciation	0.5	0.2	0.1		0.8
Operating income	3.8	1.0	—	—	4.8
Interest expense	—	—	—	2.7	2.7

A reconciliation of segment assets to consolidated totals (in millions) is as follows:

	Successor
	December 31,
	2008	2007

Total assets for reportable segments	$195.6	$125.4
Assets not allocated to segments:
Cash	2.5	—
Inventories	0.3	0.2
Prepaid expenses and other assets	1.4	2.3
Property and equipment	1.1	0.9
Assets held for sale	0.5	0.5
Deferred financing fees	0.8	1.2

	6.6	5.1

Consolidated total assets	$202.2	$130.5

b. Customer data

The products and services produced by the segments are marketed principally through Partnership sales personnel who sell the products to general contractors principally in the United States. Less than 2% of Partnership sales are outside of the United States.

Customers representing 10% or more of revenue were as follows:

	Successor			Predecessor
	Years ended December 31,
			April 27 - December 31, 2006	January 1 - April 26, 2006
	2008	2007

Energy and Infrastructure:
Customer A and affiliates	17.7%	—	—	—
Customer B	—	—	13.5%	—
Bridge:
Customer C	—	11.9%	—	—

13.  Contingencies

The Partnership is involved in various suits and claims arising in the normal course of business. In management's opinion, the ultimate outcome of these items will not have a material adverse effect on the Partnership's consolidated results of operations or financial position.

In August 2007, Hirschfeld Steel settled a claim with a major customer for a delayed project that caused significant damages to Hirschfeld. Hirschfeld received $8.3 million, before costs and expenses of $1.2 million. This amount was reflected in "Gain on contract settlement" for the period.

14.  Reorganization and initial public offering

In connection with a planned initial public offering of common shares, a new corporate entity was formed, Hirschfeld Industries, Inc., on October 19, 2009 which will immediately prior to the initial public offering acquire all the operating assets of the Partnership. As a result certain accounting policies have been adopted in these financial statements as if the Partnership were a public company. These include segment reporting in footnote 12 and the adoption of FASB Interpretation No. 48 ("FIN 48") effective January 1, 2007. The adoption of FIN 48 had no impact on the financial position or results of operations of the Partnership.

             shares

Common stock

Prospectus

J.P. Morgan	Baird
Jefferies & Company	BB&T Capital Markets

                           , 2009

Until                                         , 2009, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following is a statement of estimated expenses, to be paid solely by the Registrant, of the issuance and distribution of the securities being registered hereby (other than underwriting discount):

Securities and Exchange Commission registration fee		$8,370.00
FINRA filing fee		15,500.00
New York Stock Exchange application fees		*
Blue Sky fees and expenses (including attorneys' fees and expenses)		*
Printing expenses		*
Accounting fees and expenses		*
Transfer agent's fees and expenses		*
Legal fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*      To be provided by amendment.

Item 14. Indemnification of directors and officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "DGCL"), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that the person is or was an director, officer, employee or agent of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. A Delaware corporation may indemnify any person who was or is threatened to be made party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any claim, issue or matter referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Section 102(b)(7) of the DGCL permits a corporation to include in its charter a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the directors' duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

The Registrant's charter provides that to the fullest extent permitted by DGCL, none of the Registrant's directors shall be liable to it or its stockholders for monetary damages for a breach of fiduciary duty. In addition, the Registrant's charter provides for indemnification of any person who is threatened to be made a party to any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, because of his or her status as a director, officer, employee or agent of the Registrant, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant to the fullest extent authorized under the DGCL against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person. Additionally, our charter provides that we may adopt bylaws or enter into one or more agreements with any person, that provide for indemnification greater or otherwise different than provided in our charter. Further, all of the directors and officers of the Registrant are covered by insurance policies maintained and held in effect by the Registrants against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

In addition to these provisions in our charter, we intend to enter into indemnification agreements with each of our executive officers and directors, a form of which will be filed with the Securities and Exchange Commission as an exhibit to this registration statement. The indemnification agreements will provide our directors and executive officers with further indemnification to the maximum extent permitted by the DGCL.

Item 15. Recent sales of unregistered securities.

The table set forth below lists the securities sold by us within the past three years, which were not registered under the Securities Act.

Individual or group name	Type of securities	Date of sale(1)	Preferred	Common	Total consideration

Hirschfeld Holdings LP	Common Stock

(1)   Sale made in reliance upon an exemption from registration under Section 4(2) of the Securities Act and will occur in connection with our reorganization immediately prior to completion of our initial public offering.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

The attached Exhibit Index is incorporated by reference herein.

(b) Financial statement schedules.

None.

Item 17. Undertakings.

(a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby undertakes that:

  (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)   For the purpose of determining liability under the Securities Act to any purchaser if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (4)   For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Angelo, State of Texas, on November 16, 2009.

Hirschfeld Industries, Inc.
By:	/s/ DENNIS C. HIRSCHFELD Dennis C. Hirschfeld Chief Executive Officer

Power of attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dennis C. Hirschfeld and Rodney L. Goodwill, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (and any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, for the offering which this registration statement relates) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name		Title	Date

By:	/s/ DENNIS C. HIRSCHFELD Dennis C. Hirschfeld	Chief Executive Officer (Principal Executive Officer)	November 16, 2009
By:	/s/ RODNEY L. GOODWILL Rodney L. Goodwill	Chief Financial Officer (Principal Financial and Accounting Officer)	November 16, 2009
By:	/s/ TED W. BENESKI Director	Chief Executive Officer (Principal Executive Officer)	November 16, 2009

Exhibit index

Exhibit no.	Description

1.1	Form of Underwriting Agreement*
2.1	Subscription and Contribution Agreement dated as of November 13, 2009 by and between Hirschfeld Industries, Inc. and Hirschfeld Holdings LP
3.1	Form of Amended and Restated Certificate of Incorporation of Hirschfeld Industries, Inc.*
3.2	Form of Amended and Restated Bylaws of Hirschfeld Industries, Inc.*
4.1	Form of Registration Rights Agreement by and among Hirschfeld Industries, Inc. and the stockholders listed on the signature pages thereto*
4.2	Form of Certificate of Common Stock of Hirschfeld Industries, Inc.*
5.1	Opinion of Hunton & Williams LLP*
10.1	Form of Amended and Restated Employment Agreement by and between Hirschfeld Industries, Inc. and Richard W. Phillips*
10.2	Form of Amended and Restated Employment Agreement by and between Hirschfeld Industries, Inc. and W.H. Reeves*
10.3	Waiver and Release Agreement, dated April 27, 2006, by and between Carolina Steel Group LLC and Rodney L. Goodwill*
10.4	Form of 2009 Omnibus Incentive Plan*
10.5
First Amended and Restated Limited Liability Company Agreement, dated as of June 19, 2009, by and among Martifer-Hirschfeld Energy Systems LLC, Hirschfeld Wind Energy Solutions LLC and Martifer Wind Energy Systems LLC†
10.6
Second Amended and Restated Loan and Security Agreement by and among Bank of America, N.A., as Agent, the financial institutions from time to time a party thereto, as lenders, Hirschfeld Steel Group LP, Grand Junction Steel LLC, Carolina Steel Group LLC and Hirschfeld Properties LP, as borrowers and the other parties thereto*
10.7
Loan and Security Agreement by and among LBC Credit Partners II, L.P., as agent, the financial institutions from time to time a party thereto, as lenders, Hirschfeld Steel Group LP, Grand Junction Steel LLC, Carolina Steel Group LLC and Hirschfeld Properties LP, as borrowers and the other parties thereto*
21.1	Subsidiaries of Hirschfeld Industries, Inc.*
23.1	Consent of BDO Seidman, LLP with respect to its report relating to the consolidated financial statements of Hirschfeld, Inc.
23.2	Consent of BDO Seidman, LLP with respect to its report relating to the consolidated financial statements of Hirschfeld Holdings LP
23.3	Consent of Hunton & Williams LLP (included in Exhibit 5.1)*

Exhibit no.	Description

23.4	Consent of Brandon Bethea to be named as a director nominee
23.5	Consent of Warren Bonham to be named as a director nominee
23.6	Consent of Dal DeWees to be named as a director nominee
23.7	Consent of Ross Gatlin to be named as a director nominee
23.8	Consent of Dennis C. Hirschfeld to be named as a director nominee
23.9	Consent of Richard W. Phillips to be named as a director nominee
23.10	Consent of Conner Searcy to be named as a director nominee
23.11	Consent of Victor L. Vescovo to be named as a director nominee
23.12	Consent of to be named as a director nominee*
24.1	Powers of Attorney (included in Part II of the Registration Statement)

All unmarked items to be filed concurrently.

*      To be filed by subsequent amendment.

†      Certain information in this exhibit has been omitted and filed separately with the SEC pursuant to a confidential treatment request under Rule 406 under the Securities Act. Omitted portions are indicated in this exhibit with [****].